AMERICAN BONANZA GOLD CORP. COPPERSTONE PROPERTY, LA PAZ COUNTY, ARIZONA PRELIMINARY ASSESSMENT REPORT

A P P E N D I X P

Environmental Data

Project No.: ABG-FEAS Final	Appendices	February 2010

2009 MOB/DEMOB using R.S. MEANS and SRCE equipment and DAVIS-BACON wages

blue font is for project specific user input		
	Miles one way from Washoe County Courthouse	1000
	Miles to project, one way	200
project name, date	Hours travel time @ 55 MPH	3.64

Equipment	Mobilization $/hour (1)	$ Flat Rate load & unload (2)	$/hour Deadhead (empty return cost (3)	Disassembly and assembly (4)	Permit cost $ (5)	Pilot car costs	# of units	One Way Mob Cost	Total Mob and Demob Cost
Bulldozers									
D6R	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
D7R	$ 104	$ 104	$ 104	$ -	$ 25	$ 206		$ -	$ -
D8R	$ 144	$ 144	$ 144	$ -	$ 25	$ 412	1	$ 1,624	$ 3,247
D9R	$ 144	$ 144	$ 144	$ 5,000	$ 25	$ 412		$ -	$ -
D10R	$ 144	$ 144	$ 144	$ 5,000	$ 25	$ 617	1	$ 6,830	$ 8,659
D11R (two transports) (7)	$ 144	$ 144	$ 144	$ 5,000	$ 25	$ 412		$ -	$ -
Motor Graders									
14G/H	$ 74	$ 74	$ 74	$ -	$ -	$ -	1	$ 344	$ 689
16G/H	$ 104	$ 104	$ 104	$ -	$ 25	$ 206		$ -	$ -
Track Excavators									
320C	$ 104	$ 104	$ 104	$ -	$ -	$ -		$ -	$ -
325C	$ 104	$ 104	$ 104	$ -	$ -	$ -		$ -	$ -
345B	$ 144	$ 144	$ 144	$ -	$ 25	$ 412		$ -	$ -
385BL	$ 144	$ 144	$ 144	$ 13,000	$ 25	$ 412		$ -	$ -
Scrapers									
631G	$ 144	$ 144	$ 144	$ -	$ 25	$ 412		$ -	$ -
637G PP	$ 144	$ 144	$ 144	$ -	$ 25	$ 412		$ -	$ -
Wheeled Loaders									
928G	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
966G	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
972G	$ 104	$ 104	$ 104	$ -	$ -	$ -		$ -	$ -
988G	$ 104	$ 104	$ 104	$ 5,000	$ 25	$ 206	1	$ 5,712	$ 11,423
992G (two transports) (7)	$ 144	$ 144	$ 144	$ 20,000	$ 25	$ 412		$ -	$ -
Hydrauilc Hammers									
H-120 (fits 325) no charge, mobilize with m	$ -	$ -	$ -	$ -	$ -	$ -		$ -	$ -
H-160 (fits 345) no charge, mobilize with m	$ -	$ -	$ -	$ -	$ -	$ -		$ -	$ -
H-180 (fits 365/385) no charge, mobilize wi	$ -	$ -	$ -	$ -	$ -	$ -		$ -	$ -
Other Equipment									
420D 4WD Backhoe	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
CS563E Vibratory Roller	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
Light Truck - 1.5 Ton	$ 57	$ 57	$ 57	$ -	$ -	$ -		$ -	$ -
Supervisor's Truck	$ 49	$ 49	$ 49	$ -	$ -	$ -	1	$ 226	$ 453
Air Compressor + tools	$ 74	$ 74	$ 74	$ -	$ -	$ -	1	$ 344	$ 689
Welding Equipment	$ 74	$ 74	$ 74	$ -	$ -	$ -	1	$ 344	$ 689
Heavy Duty Drill Rig	$ 393	$ 393	$ 393	$ -	$ -	$ -		$ -	$ -
Pump (plugging) Drill Rig	$ 393	$ 393	$ 393	$ -	$ -	$ -		$ -	$ -
Concrete Pump	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
Gas Engine Vibrator	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
Generator 5KW	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
HDEP Welder (pipe or liner)	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
5 Ton Crane Truck	$ 98	$ 98	$ 98	$ -	$ -	$ -		$ -	$ -
25 Ton Crane	$ 153	$ 153	$ 153	$ -	$ -	$ -		$ -	$ -
Trucks									
769D	$ 104	$ 104	$ 104	$ -	$ 25	$ 412	1	$ 917	$ 1,835
777D (two transports) (8)	$ 144	$ 144	$ 144	$ 20,000	$ 25	$ 617	0	$ -	$ -
613E (5,000 gal) Water Wagon	$ 144	$ 144	$ 144	$ -	$ -	$ -	1	$ 665	$ 1,331
621E (8,000 gal) Water Wagon	$ 144	$ 144	$ 144	$ -	$ 25	$ 412		$ -	$ -
Dump Truck (10-12 yd^3)	$ 113	$ 113	$ 113	$ -	$ -	$ -		$ -	$ -
Miscellaneous									
Equipment for dry hole abandonment (420D 4	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
Pilot car (Light Truck)	$ 50	$ 50	$ 50	$ -	$ -	$ -	0	$ -	$ -
Truck Tractor + Lowbed Trailer 75 ton	$ 144	$ 144	$ 144	$ -	$ -	$ -		$ -	$ -
Truck Tractor + Flatbed Trailer 40 ton	$ 104	$ 104	$ 104	$ -	$ -	$ -		$ -	$ -
Light Truck + Flatbed Trailer 25 ton	$ 74	$ 74	$ 74	$ -	$ -	$ -		$ -	$ -
							9		$ 29,014

Footnotes and explanations of assumptions

(1) The sum of the cost of equipment from either the SRCE or RSM equipment tab plus Davis-Bacon labor tab

(2) Assumes minimum of 30 minutes load and secure and 30 minutes unsecure and unload machine.

(3) No "Deadhead" (empty) charge for Mob up to 50 miles. More than 50 miles the cost of deadhead same rate as loaded miles.

(4) Only large equipment requires disassembly for transport. Includes cost of mechanic + mechanic's truck + crane operator + crane.

(5) Nevada Dept of Transportation overdimensional permits are $25 per trip or $60 per year.

(6) Sum of mobilization plus all ancillary costs for one way loaded and return empty.

(7) Two transports are required but the second transport does not need pilot cars or permits or a heavy duty trailer.

(8) Two transports required with both requiring full complement of pilot cars and permits.

(9) Pilot Car costs based on SRCE light truck costs and Davis-Bacon wages

(10) SRCE costs based on July 2009 vendor quotes.

(11) RS Means costs based on R.S. Means Heavy Construction Cost Data, 2009

(12) Davis_Bacon wages based on July 3, 2009 determination.

K:\American Bonanza\Reclamation\Copy of 2009_mob_demob 2/12/2010

ASSEMBLY AND DISASSEMBLY OF SELECTED EQUIPMENT

Equipment	Disassembly	Assembly	Total
Bulldozers			
D6R	$0.00	$0.00	$0.00
D7R	$0.00	$0.00	$0.00
D8R	$0.00	$0.00	$0.00
D9R	$2,500.00	$2,500.00	$5,000.00
D10R	$2,500.00	$2,500.00	$5,000.00
D11R (two transports) (7)	$2,500.00	$2,500.00	$5,000.00
Motor Graders			
14G/H	$0.00	$0.00	$0.00
16G/H	$0.00	$0.00	$0.00
Track Excavators			
320C	$0.00	$0.00	$0.00
325C	$0.00	$0.00	$0.00
345B	$0.00	$0.00	$0.00
385BL	$6,500.00	$6,500.00	$13,000.00
Scrapers			
631G	$0.00	$0.00	$0.00
637G PP	$0.00	$0.00	$0.00
Wheeled Loaders			
928G	$0.00	$0.00	$0.00
966G	$0.00	$0.00	$0.00
972G	$0.00	$0.00	$0.00
988G	$2,500.00	$2,500.00	$5,000.00
992G (two transports) (7)	$10,000.00	$10,000.00	$20,000.00
Hydrauilc Hammers			
H-120 (fits 325) no charge, mobilize with machine	$0.00	$0.00	$0.00
H-160 (fits 345) no charge, mobilize with machine	$0.00	$0.00	$0.00
H-180 (fits 365/385) no charge, mobilize with machine	$0.00	$0.00	$0.00
Other Equipment			
420D 4WD Backhoe	$0.00	$0.00	$0.00
CS563E Vibratory Roller	$0.00	$0.00	$0.00
Light Truck - 1.5 Ton	$0.00	$0.00	$0.00
Supervisor's Truck	$0.00	$0.00	$0.00
Air Compressor + tools	$0.00	$0.00	$0.00
Welding Equipment	$0.00	$0.00	$0.00
Heavy Duty Drill Rig	$0.00	$0.00	$0.00
Pump (plugging) Drill Rig	$0.00	$0.00	$0.00
Concrete Pump	$0.00	$0.00	$0.00
Gas Engine Vibrator	$0.00	$0.00	$0.00
Generator 5KW	$0.00	$0.00	$0.00
HDEP Welder (pipe or liner)	$0.00	$0.00	$0.00
5 Ton Crane Truck	$0.00	$0.00	$0.00
25 Ton Crane	$0.00	$0.00	$0.00
Trucks			
769D	$0.00	$0.00	$0.00
777D (two transports) (8)	$10,000.00	$10,000.00	$20,000.00
613E (5,000 gal) Water Wagon	$0.00	$0.00	$0.00
621E (8,000 gal) Water Wagon	$0.00	$0.00	$0.00
Dump Truck (10-12 yd^3)	$0.00	$0.00	$0.00
Miscellaneous			
Equipment for dry hole abandonment (420D 4WD Backhoe)	$0.00	$0.00	$0.00
Pilot car (Light Truck)	$0.00	$0.00	$0.00
Truck Tractor + Lowbed Trailer 75 ton	$0.00	$0.00	$0.00
Truck Tractor + Flatbed Trailer 40 ton	$0.00	$0.00	$0.00
Light Truck + Flatbed Trailer 25 ton	$0.00	$0.00	$0.00

Based on July 24, 2009 letter from Cashman Equipment Company.

2009 PILOT CAR CALCULATIONS FOR MOVING HEAVY EQUIPMENT

Equipment	Light Truck $ / hour (1)	Driver @ laborer wages $/hr	# of Pilot cars (2)	Hours of Travel @ 55MPH	Deadhead miles (3)	$/mile deadhead (3)	Total Equipment $	Total Labor $	TOTAL Equip + Labor
Bulldozers									
D6R	$22.73	$33.86	0	3.64	200	$0.50	$0.00	$0.00	$0.00
D7R	$22.73	$33.86	1	3.64	200	$0.00	$82.64	$123.13	$205.77
D8R	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
D9R	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
D10R	$22.73	$33.86	3	3.64	200	$0.00	$247.91	$369.40	$617.31
D11R (two transports) (7)	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
Motor Graders									
14G/H	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
16G/H	$22.73	$33.86	1	3.64	200	$0.00	$82.64	$123.13	$205.77
Track Excavators									
320C	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
325C	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
345B	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
385BL	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
Scrapers									
631G	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
637G PP	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
Wheeled Loaders									
928G	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
966G	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
972G	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
988G	$22.73	$33.86	1	3.64	200	$0.00	$82.64	$123.13	$205.77
992G (two transports) (7)	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
Hydraulic Hammers									
H-120 (fits 325) no charge, mobilize with machine	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
H-160 (fits 345) no charge, mobilize with machine	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
H-180 (fits 365/385) no charge, mobilize with mac	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Other Equipment									
420D 4WD Backhoe	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
CS563E Vibratory Roller	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Light Truck - 1.5 Ton	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Supervisor's Truck	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Air Compressor + tools	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Welding Equipment	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Heavy Duty Drill Rig	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Pump (plugging) Drill Rig	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Concrete Pump	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Gas Engine Vibrator	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Generator 5KW	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
HDEP Welder (pipe or liner)	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
5 Ton Crane Truck	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
25 Ton Crane	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Trucks									
769D	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
777D (two transports) (8)	$22.73	$33.86	3	3.64	200	$0.00	$247.91	$369.40	$617.31
613E (5,000 gal) Water Wagon	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
621E (8,000 gal) Water Wagon	$22.73	$33.86	2	3.64	200	$0.00	$165.27	$246.27	$411.54
Dump Truck (10-12 yd^3)	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Miscellaneous									
Equipment for dry hole abandonment (420D 4WD Backhoe)	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Pilot car (Light Truck)	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Truck Tractor + Lowbed Trailer 75 ton	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Truck Tractor + Flatbed Trailer 40 ton	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00
Light Truck + Flatbed Trailer 25 ton	$22.73	$33.86	0	3.64	200	$0.00	$0.00	$0.00	$0.00

(1) Assume Pilot car is Light Truck @ SRCE cost and Davis Bacon wages for driver at laborer wage rates.

(2) Transportation widths from Caterpillar Performance Handbook Ed. 35.

(2) Number of pilot cars required from Nevada DOT:

http://www.nevadadot.com/business/trucker/pilotcar/		
NUMBER OF LANES	LOAD WIDTH	PILOT CARS REQUIRED
2	12'1" to 14' wide	ONE, fore
2	14'1" to 16' wide	TWO, 1 fore and 1 aft
2	16'1" to 17' wide	THREE, 1 fore, 1 aft and 1 in LEAD
4	14'1" to 16' wide	ONE, aft

password = frank

R.S. MEANS EQUIPMENT COSTS FROM 2009

Equipment	Operating weight, tons (from CPH) or self mob cost basis	RSM Crew No.	RSM Bare Cost (equipment) per day	RSM Bare Cost (equipment) per hour
Bulldozers				
D6R	23	A-3D	$230.20	$28.78
D7R	30	B-34N	$466.00	$58.25
D8R	42	B-34K	$784.20	$98.03
D9R	55	B-34K	$784.20	$98.03
D10R	73	B-34K	$784.20	$98.03
D11R (two transports) (7)	124	B-34K	$784.20	$98.03
Motor Graders				
14G/H	21	A-3D	$230.20	$28.78
16G/H	27	B-34N	$466.00	$58.25
Track Excavators				
320C	25	B-34N	$466.00	$58.25
325C	32	B-34N	$466.00	$58.25
345B	54	B-34K	$784.20	$98.03
385BL	98	B-34K	$784.20	$98.03
Scrapers				
631G	51	B-34K	$784.20	$98.03
637G PP	57	B-34K	$784.20	$98.03
Wheeled Loaders				
928G	13	A-3D	$230.20	$28.78
966G	25	A-3D	$230.20	$28.78
972G	28	B-34N	$466.00	$58.25
988G	56	B-34N	$466.00	$58.25
992G (two transports) (7)	110	B-34K	$784.20	$98.03
Hydrauilc Hammers				
H-120 (fits 325) no charge, mobilize with machine	mobilized with machine			$0.00
H-160 (fits 345) no charge, mobilize with machine	mobilized with machine			$0.00
H-180 (fits 365/385) no charge, mobilize with machine	mobilized with machine			$0.00
Other Equipment				
420D 4WD Backhoe	8	A-3D	$230.20	$28.78
CS563E Vibratory Roller	12	A-3D	$230.20	$28.78
Light Truck - 1.5 Ton	self mobilization @ SRCE cost			$0.00
Supervisor's Truck	self mobilization @ SRCE cost			$0.00
Air Compressor + tools	towed behind light truck	A-3D	$230.20	$28.78
Welding Equipment	towed behind light truck	A-3D	$230.20	$28.78
Heavy Duty Drill Rig	self mobilization @ SRCE cost			$0.00
Pump (plugging) Drill Rig	self mobilization @ SRCE cost			$0.00
Concrete Pump	towed behind light truck	A-3D	$230.20	$28.78
Gas Engine Vibrator	towed behind light truck	A-3D	$230.20	$28.78
Generator 5KW	towed behind light truck	A-3D	$230.20	$28.78
HDEP Welder (pipe or liner)	towed behind light truck	A-3D	$230.20	$28.78
5 Ton Crane Truck	self mobilization @ RSM cost	01 54 33 2800	$235.00	$29.38
25 Ton Crane	self mobilization @ RSM cost	01 54 33 2500	$675.00	$84.38
Trucks				
769D	39	B-34N	$466.00	$58.25
777D (two transports) (8)	80	B-34K	$784.20	$98.03
613E (5,000 gal) Water Wagon	16	B-34K	$784.20	$98.03
621E (8,000 gal) Water Wagon	40	B-34K	$784.20	$98.03
Dump Truck (10-12 yd^3)	self mobilization @ SRCE cost			$0.00
Miscellaneous				
Equipment for dry hole abandonment (420D 4WD Backhoe)	8	A-3D	$230.20	$28.78
Pilot car (Light Truck)	self mobilization @ RSM cost	A-3A	$128.20	$16.03
Truck Tractor + Lowbed Trailer 75 ton	self mobilization @ RSM cost	B-34K	$784.20	$98.03
Truck Tractor + Flatbed Trailer 40 ton	self mobilization @ RSM cost	B-34N	$466.00	$58.25
Light Truck + Flatbed Trailer 25 ton	self mobilization @ RSM cost	A-3D	$230.20	$28.78

DAVIS BACON WAGE RATES FOR THE OPERATORS TRANSPORTING HEAVY EQUIPMENT

LABOR DESCRIPTOR	Operating Weight, tons	Group #	BASE WAGE (12/01/2007) July 3, 2009 determination	Area pay	FRINGES	BASE WAGE + FRINGES	UNEM-PLOY-MENT 3%	FICA 7.65%	WORK-MANS COMP. (1) 9.77%	TOTAL
Bulldozers										
D6R	23	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
D7R	30	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
D8R	42	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
D9R	55	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
D10R	73	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
D11R (two transports) (7)	124	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Motor Graders										
14G/H	21	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
16G/H	27	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Track Excavators										
320C	25	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
325C	32	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
345B	54	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
385BL	98	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Scrapers										
631G	51	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
637G PP	57	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Wheeled Loaders										
928G	13	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
966G	25	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
972G	28	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
988G	56	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
992G (two transports) (7)	110	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Hydraulic Hammers										
H-120 (fits 325) no charge, mobilize with machine	mob with machine	with machine	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
H-160 (fits 345) no charge, mobilize with machine	mob with machine	with machine	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
H-180 (fits 365/385) no charge, mobilize with machine	mob with machine	with machine	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Other Equipment										
420D 4WD Backhoe	8	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
CS563E Vibratory Roller	12	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Light Truck - 1.5 Ton	self mobilization @ SRCE cost	Labor 1	$21.25	$0.00	6.87	$28.12	$0.84	$2.15	$2.75	$33.86
Supervisor's Truck	self mobilization @ SRCE cost	Labor 1	$21.25	$0.00	6.87	$28.12	$0.84	$2.15	$2.75	$33.86
Air Compressor + tools	towed behind light truck	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Welding Equipment	towed behind light truck	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Heavy Duty Drill Rig	self mobilization @ SRCE cost	Equip Oper	$30.22	$4.00	22.43	$56.65	$1.70	$4.33	$5.53	$68.22
Pump (plugging) Drill Rig	self mobilization @ SRCE cost	Equip Oper	$30.22	$4.00	22.43	$56.65	$1.70	$4.33	$5.53	$68.22
Concrete Pump	towed behind light truck	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Gas Engine Vibrator	towed behind light truck	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Generator 5KW	towed behind light truck	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
HDEP Welder (pipe or liner)	towed behind light truck	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
5 Ton Crane Truck	self mobilization @ RSM cost	Equip Oper	$30.41	$4.00	22.43	$56.84	$1.71	$4.35	$5.55	$68.45
25 Ton Crane	self mobilization @ RSM cost	Equip Oper	$30.65	$4.00	22.43	$57.08	$1.71	$4.37	$5.58	$68.74
Trucks										
769D	39	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
777D (two transports) (8)	80	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
613E (5,000 gal) Water Wagon	16	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
621E (8,000 gal) Water Wagon	40	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Dump Truck (10-12 yd^3)	self mobilization @ SRCE cost	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Miscellaneous										
Equipment for dry hole abandonment (420D 4WD Backhoe)	8	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Pilot car (Light Truck)	self mobilization @ SRCE cost	Labor 1	$21.25	$0.00	6.87	$28.12	$0.84	$2.15	$2.75	$33.86
Truck Tractor + Lowbed Trailer 75 ton	self mobilization @ SRCE cost	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48
Truck Tractor + Flatbed Trailer 40 ton	self mobilization @ SRCE cost	Teamster	$21.83	$4.00	11.94	$37.77	$1.13	$2.89	$3.69	$45.48

Equipment Costs

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

Monthly Rental Basis (operating hrs/ period)	176	176	40	40				

(1) Power Equipment Source:	Cashman Equipment Company (July 2009) unless noted	Cashman Equipment Company (July 2009) unless noted	Cashman Equipment Company (July 2009) unless noted	Cashman Equipment Company (July 2009) unless noted				
(2) Power Equipment Type:	Catepillar model or equivalent	Catepillar model or equivalent	Catepillar model or equivalent	Catepillar model or equivalent	Catepillar model or equivalent	Catepillar model or equivalent	Catepillar model or equivalent	Catepillar model or equivalent
(3) Drilling Equipment Source:	Means Heavy Construction (2009)	Means Heavy Construction (2009)	Means Heavy Construction (2009)	Means Heavy Construction (2009)				
(4) Other Equipment Source:	Means Heavy Construction (2009)	Means Heavy Construction (2009)	Means Heavy Construction (2009)	Means Heavy Construction (2009)

Equipment Costs

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

Monthly Rental Basis (operating hrs/ period)	176	176	40	40

Equipment Costs

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

Monthly Rental Basis (operating hrs/ period)	176	176	40	40				

(3) Tire Cost Source:	Purcell Tire, 07/16/2009	Purcell Tire, 07/16/2009	Purcell Tire, 07/16/2009	Purcell Tire, 07/16/2009				
(4) Tire Wear Source (defined in model):	Caterpillar Handbook, Edition 35; Ch. 20	Caterpillar Handbook, Edition 35; Ch. 20	Caterpillar Handbook, Edition 35; Ch. 20	Caterpillar Handbook, Edition 35; Ch. 20

Labor Rates

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

HOURLY LABOR RATE TABLE

EQUIPMENT TYPE (1) OR JOB DESCRIPTION	Basis 1		Basis 2		Basis 3		Basis 4		Basis 5		Basis 6		Basis 7		Basis 8	
	Northern Nevada		*Southern Nevada*		*N. Nevada Notice Level*		*S. Nevada Notice Level*									
EQUIPMENT OPERATORS - Labor Groups and Base Pay Rate ($/hr) (2)																
Bulldozers																
D6R	Group 8	$29.55	Group 6	$39.62	Group 8	$29.55	Group 6	$39.62								
D7R	Group 8	$29.55	Group 6	$39.62	Group 8	$29.55	Group 6	$39.62								
D8R	Group 8	$29.55	Group 6	$39.62	Group 8	$29.55	Group 6	$39.62								
D9R	Group 8	$29.55	Group 6	$39.62	Group 8	$29.55	Group 6	$39.62								
D10R	Group 8	$29.55	Group 6	$39.62	Group 8	$29.55	Group 6	$39.62								
D11R	Group 8	$29.55	Group 6	$39.62	Group 8	$29.55	Group 6	$39.62								
Motor Graders																
14G/H	Group 10A	$30.41	Group 10	$39.85	Group 10A	$30.41	Group 10	$39.85								
16G/H	Group 10A	$30.41	Group 10	$39.85	Group 10A	$30.41	Group 10	$39.85								
Track Excavators																
320C	Group 11	$30.65	Group 12	$40.02	Group 11	$30.65	Group 12	$40.02								
325C	Group 11	$30.65	Group 12	$40.02	Group 11	$30.65	Group 12	$40.02								
345B	Group 11	$30.65	Group 12	$40.02	Group 11	$30.65	Group 12	$40.02								
385BL	Group 11	$30.65	Group 12	$40.02	Group 11	$30.65	Group 12	$40.02								
Scrapers																
631G	Group 10	$30.22	Group 15	$40.23	Group 10	$30.22	Group 15	$40.23								
637G PP	Group 11	$30.65	Group 15	$40.23	Group 11	$30.65	Group 15	$40.23								
Wheeled Loaders																
928G	Group 10	$30.22	Group 8	$39.73	Group 10	$30.22	Group 8	$39.73								
966G	Group 11	$30.65	Group 8	$39.73	Group 11	$30.65	Group 8	$39.73								
972G	Group 11	$30.65	Group 8	$39.73	Group 11	$30.65	Group 8	$39.73								
988G	Group 11	$30.65	Group 10	$39.85	Group 11	$30.65	Group 10	$39.85								
992G	Group 11A	$32.29	Group 10	$39.85	Group 11A	$32.29	Group 10	$39.85								
Hydrauilc Hammers																
H-120 (fits 325)																
H-160 (fits 345)																
H-180 (fits 365/385)																
Other Equipment																
420D 4WD Backhoe	Group 10A	$30.41	Group 4	$39.40	Group 10A	$30.41	Group 4	$39.40								
CS563E Vibratory Roller	Group 6	$28.71	Group 4	$39.40	Group 6	$28.71	Group 4	$39.40								
Light Truck - 1.5 Ton																
Supervisor's Truck																
Air Compressor + tools	Group 3	$27.50	Group 1	$36.67	Group 3	$27.50	Group 1	$36.67								
Welding Equipment	Group 9	$29.87	Group 6	$39.62	Group 9	$29.87	Group 6	$39.62								
Heavy Duty Drill Rig	Group 10	$30.22	Group 2	$37.62	Group 10	$30.22	Group 2	$37.62								
Pump (plugging) Drill Rig	Group 10	$30.22	Group 2	$37.62	Group 10	$30.22	Group 2	$37.62								
Concrete Pump																
Gas Engine Vibrator	Group 6	$28.71	Group 6	$39.62	Group 6	$28.71	Group 6	$39.62								
Generator 5KW																
HDEP Welder (pipe or liner)																
5 Ton Crane Truck	Group 10A	$30.41	Group 8	$39.73	Group 10A	$30.41	Group 8	$39.73								
25 Ton Crane	Group 11	$30.65	Group 8	$39.73	Group 11	$30.65	Group 8	$39.73								
Fringe Benefits																
Equip Op Fringe Benefits ($/hr)		$15.54		$16.00		$16.54		$16.00								
Zone and Area Adjustments - Miles and Rates ($hr) (3)																
Equipment Zone 1	< 50 miles	$0.00	< 20 Miles	$0.00	< 50 miles	$0.00	< 20 Miles	$0.00								
Equipment Zone 2	50 to 150 miles	$2.00	20 to 40 miles	$1.50	50 to 150 miles	$2.00	20 to 40 miles	$1.50								
Equipment Zone 3	151 to 300 miles	$3.00	40 to 60 miles	$2.50	151 to 300 miles	$3.00	40 to 60 miles	$2.50								
Equipment Zone 4	> 300 miles	$4.00	> 60 miles	$3.00	> 300 miles	$4.00	> 60 miles	$3.00								
Equipment Zone 5																
Equipment Zone 6																
Equipment Zone 7																
NOTES:																
(1) Equipment Type:	Catepillar model or equivalent		Catepillar model or equivalent		Catepillar model or equivalent		Catepillar model or equivalent		Catepillar model or equivalent		Catepillar model or equivalent		Catepillar model or equivalent		Catepillar model or equivalent	
(2) Equipment Operator Source:	D-B ENGI0003-35 07/01/2008		D-B ENGI0012-015		D-B ENGI0003-35 07/01/2008		D-B ENGI0012-015									
(3) Zone Basis:	From Washoe Co. Courthouse		From Las Vegas City Hall		From Washoe Co. Courthouse		From Las Vegas City Hall									
TRUCK DRIVERS - Labor Groups and Base Pay Rate ($/hr) (4)																
769D	Dump Truck Driver > 25 yds < 60 yds	$22.85	Group 4	$27.18	Dump Truck Driver > 25 yds < 60 yds	$22.85	Group 4	$27.18								
777D	Dump Truck Driver > 60 yds < 75 yds	$24.29	Group 4	$27.18	Dump Truck Driver > 60 yds < 75 yds	$24.29	Group 4	$27.18								
613E (5,000 gal) Water Wagon	Water Truck > 2,500 gallons	$22.26	Group 3	$27.00	Water Truck > 2,500 gallons	$22.26	Group 3	$27.00								
621E (8,000 gal) Water Wagon	Water Truck > 2,500 gallons	$22.26	Group 4	$27.18	Water Truck > 2,500 gallons	$22.26	Group 4	$27.18								
Dump Truck (10-12 yd^3)	Dump Truck Driver > 8 yds < 18 yds	$22.26	Group 2	$26.79	Dump Truck Driver > 8 yds < 18 yds	$22.26	Group 2	$26.79								
Fringe Benefits																
Truck Driver Fringe Benefits ($/hr)		$11.94		$16.64		$11.94		$16.64								
Zone and Area Adjustments (5)																
Truck Zone 1	< 50 miles	$0.00	< 30 miles	$0.00	< 50 miles	$0.00	< 30 miles	$0.00								
Truck Zone 2	50 to 150 miles	$2.00	30-50 miles	$1.60	50 to 150 miles	$2.00	30-50 miles	$1.50								
Truck Zone 3	151 to 300 miles	$3.00	50-70 miles	$2.50	151 to 300 miles	$3.00	50-70 miles	$2.50								
Truck Zone 4	> 300 miles	$4.00	>70 miles	$3.50	> 300 miles	$4.00	>70 miles	$3.50								
Truck Zone 5																
Truck Zone 6																
Truck Zone 7																
NOTES:																
(4) Truck Driver Source:	D-B TEAM0533-002		D-B TEAM0631-008		D-B TEAM0533-002		D-B TEAM0631-008									
(5) Zone Basis:	Courthouse		From Las Vegas City Hall		Courthouse		From Las Vegas City Hall									
LABORERS - Labor Groups and Base Pay Rate ($/hr) (6,7)																
General Laborer	Group 1	$21.25	Group 1	$24.31	Group 1	$21.25	Group 1	$24.31								
Skilled Laborer	Group 4	$21.75	Group 3	$24.62	Group 4	$21.75	Group 3	$24.62								
Driller's Helper	Group 3	$21.50	Group 2	$24.52	Group 3	$21.50	Group 2	$24.52

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

RECLAMATION MATERIAL COST TABLE

MATERIAL TYPE		Basis 1	Basis 2	Basis 3	Basis 4	Basis 5	Basis 6	Basis 7	Basis 8
		Northern Nevada	*Southern Nevada*	*N. Nevada Notice Level*	*S. Nevada Notice Level*				
Revegetation Materials									
Seed Mixes									
Seed Mix	Units								
None									
Mix 1	Cost/Acre	$302.50	$302.50	$302.50	$302.50				
Mix 2	Cost/Acre	$332.75	$332.75	$332.75	$332.75				
Mix 3	Cost/Acre	$363.00	$363.00	$363.00	$363.00				
Mix 4	Cost/Acre	$393.25	$393.25	$393.25	$393.25				
User Mix 1	Cost/Acre								
User Mix 2	Cost/Acre								
User Mix 3	Cost/Acre								
User Mix 4	Cost/Acre								
User Mix 5 (see Seed Mix sheet)	Cost/Acre								
	Notes:								
Mulch									
Item	Units								
None									
Straw Mulch	Cost/lb	$0.11	$0.11	$0.11	$0.11				
Hydro Mulch	Cost/lb	$0.27	$0.27	$0.27	$0.27				
	Notes:	Straw Specialties $8.00 per bale: certified (July 2009)	Straw Specialties $8.00 per bale: certified (July 2009)	Straw Specialties $8.00 per bale certified (July 2009)	Straw Specialties $8.00 per bale certified (July 2009)				
		Granite Seed $13.00 per 50# bag Wood (Hydro) Mulch (June 2009).	Granite Seed $13.00 per 50# bag Wood (Hydro) Mulch (June 2009).	Granite Seed $13.00 per 50# bag Wood (Hydro) Mulch (June 2009).	Granite Seed $13.00 per 50# bag Wood (Hydro) Mulch (June 2009).				
Amendments									
Item	Units								
None									
Organic Matter	Cost/lb	$0.70	$0.70	$0.70	$0.70				
Treated Sludge	Cost/lb								
Chemical	Cost/lb	$0.32	$0.32	$0.32	$0.32				
	Notes:	Granite Seed $35.00 per 50 # bag Biosol Mix (June 2009)	Granite Seed $35.00 per 50 # bag Biosol Mix (June 2009)	Granite Seed $35.00 per 50 # bag Biosol Mix (June 2009)	Granite Seed $35.00 per 50 # bag Biosol Mix (June 2009)				
		Western Nevada Supply $16.00 per 50 # bag 16/20/0 (June 2009)	Western Nevada Supply $16.00 per 50 # bag 16/20/0 (June 2009)	Western Nevada Supply $16.00 per 50 # bag 16/20/0 (June 2009)	Western Nevada Supply $16.00 per 50 # bag 16/20/0 (June 2009)				
Well Abandonment Materials									
Description	Units								
Cement	cy	$292.09	$292.09	$292.09	$292.09				
Grout (Low Grade Bentonite)	cy	$65.60	$65.60	$65.60	$65.60				
Inert Material/Cuttings	cy	$0.00	$0.00	$0.00	$0.00				
	Notes:	(1) Ferguson Enterprises, Inc. quote (June 2009) Type I,II Cement at $11.90 per 94# bag (1.1 cf/bag) = $292.09/cy	(1) Ferguson Enterprises, Inc. quote (June 2009) Type I,II Cement at $11.90 per 94# bag (1.1 cf/bag) = $292.09/cy	(1) Ferguson Enterprises, Inc. quote (June 2009) Type I,II Cement at $11.90 per 94# bag (1.1 cf/bag) = $292.09/cy	(1) Ferguson Enterprises, Inc. quote (June 2009) Type I,II Cement at $11.90 per 94# bag (1.1 cf/bag) = $292.09/cy				
		(2) Ferguson Enterprises, Inc. (June 2009) Abandonite grout at $12.70 per 50# bag (5.75 cf/bag at 43 gallons slurry and 12.1% solids) = $59.63/cy + 10% for bentonite chips added	(2) Ferguson Enterprises, Inc. (June 2009) Abandonite grout at $12.70 per 50# bag (5.75 cf/bag at 43 gallons slurry and 12.1% solids) = $59.63/cy + 10% for bentonite chips added	(2) Ferguson Enterprises, Inc. (June 2009) Abandonite grout at $12.70 per 50# bag (5.75 cf/bag at 43 gallons slurry and 12.1% solids) = $59.63/cy + 10% for bentonite chips added	(2) Ferguson Enterprises, Inc. (June 2009) Abandonite grout at $12.70 per 50# bag (5.75 cf/bag at 43 gallons slurry and 12.1% solids) = $59.63/cy + 10% for bentonite chips added				
Monitoring Costs									
Description	Units	Cost/unit	Cost/unit	Cost/unit	Cost/unit	Cost/unit	Cost/unit	Cost/unit	Cost/unit
Monitor Well Pump	ea.	$2,140.00	$2,140.00	$2,140.00	$2,140.00				
Sampling Supplies	ea.	$5.00	$5.00	$5.00	$5.00				
Water Analysis (Profile I) (1)	ea.	$325.00	$325.00	$325.00	$325.00				
Leach Test (MWMP) w analysis	ea.	$395.00	$395.00	$395.00	$395.00				
ABA + S speciation	ea.	$125.00	$125.00	$125.00	$125.00				
WAD Cyanide in water	ea.	$35.00	$35.00	$35.00	$35.00				
Water Analysis (Profile II) (1)	ea.	$375.00	$375.00	$375.00	$375.00

Nevada Standardized Bond Calculation
Misc. Unit Costs

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

MISCELLANEOUS COST TABLE

JOB DESCRIPTION		Basis 1		Basis 2		Basis 3		Basis 4		Basis 5		Basis 6		Basis 7		Basis 8	
		Northern Nevada		*Southern Nevada*		*N. Nevada Notice Level*		*S. Nevada Notice Level*									
REVEGETATION																	
Item	**Units**	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip
Seeding - Broadcast Mechanical [(1)]	$/acres	$78.00	$67.00	$78.00	$87.00	$76.00	$67.00	$78.00	$67.00								
Seeding - Drill [(1)]	$/acres																
Seeding - Hydroseeding [(1)]	$/acres																
Item	**Units**	**Materials**		**Materials**		**Materials**		**Materials**		**Materials**		**Materials**		**Materials**		**Materials**	
Shrub Planting - bare root 6-10 in (15- 25cm) [(2)]	ea.																
Tree Planting - bare root 11-16 in (27- 40cm) [(3)]	ea.																
Cactus Planting [(4)]	ea.																
NOTES:																	
	(1) Seeding Source:	SlaterSeeding (July 2007)		SlaterSeeding (July 2007)		SlaterSeeding (July 2007)		SlaterSeeding (July 2007)									
	(2) Shrub Source:																
	(3) Tree Source:																
	(4) Cactus Source:																
BUILDING and WALL DEMOLITION																	
Item	**Units**	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium
Building Demolition																	
Lg. steel	C.F.																
Lg. concrete	C.F.																
Lg. masonry	C.F.																
Lg. mixed	C.F.																
Sm. steel	C.F.																
Sm. concrete	C.F.																
Sm. masonry	C.F.																
Sm. wood	C.F.																
Wall Demolition																	
Block 4 in thick	S.F.		20%		20%		20%		20%								
Block 6 in thick	S.F.		20%		20%		20%		20%								
Block 8 in thick	S.F.		20%		20%		20%		20%								
Block 12 in thick	S.F.		20%		20%		20%		20%								
Conc 6 in thick	S.F.		10%		10%		10%		10%								
Conc 8 in thick	S.F.		10%		10%		10%		10%								
Conc 10 in thick	S.F.		10%		10%		10%		10%								
Conc 12 in thick	S.F.		10%		10%		10%		10%								
WASTE DISPOSAL																	
Item	**Units**	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium
Rubbish and Waste Handling																	
Dumpster delivery (average for all sizes)	ea.	$43.50		$43.50		$43.50		$43.50									
Haul (average for all sizes)	ea.	$128.00		$128.00		$126.00		$128.00									
Rent per month (average for all sizes)	ea.	$43.50		$43.50		$43.50		$43.60									
Disposal fee per ton (tonne) (average for all sizes)	ton	$43.50		$43.50		$43.50		$43.50									
NOTES:																	
	Dumpster Cost Source:	Heavy Construction		Heavy Construction		Heavy Construction		Heavy Construction									
	Disposal Fee Source:	Heavy Construction		Heavy Construction		Heavy Construction		Heavy Construction

Nevada Standardized Bond Calculation
Misc. Unit Costs

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

MISCELLANEOUS COST TABLE

JOB DESCRIPTION		Basis 1	Basis 2	Basis 3	Basis 4	Basis 5	Basis 6	Basis 7	Basis 8
		Northern Nevada	*Southern Nevada*	*N. Nevada Notice Level*	*S. Nevada Notice Level*				
Hazardous Material Handling - Solids									
Pickup fees 55 gal. drums	ea.	$205.00	$205.00	$205.00	$205.00				
Bulk material (average)	ton	$332.00	$332.00	$332.00	$332.00				
Transport - truck load (80 drums, 25 cy (m3), 18 tons)	mile	$4.39	$4.39	$4.39	$4.39				
Dump site disposal fee	ton	$261.00	$261.00	$261.00	$261.00				
NOTES:									
Solid Handling Cost Source:		Heavy Construction	Heavy Construction	Heavy Construction	Heavy Construction				
Solid Disposal Fee Source:		Heavy Construction	Heavy Construction	Heavy Construction	Heavy Construction				
Hazardous Material Handling - Liquids									
Vacuum Truck Pickup (2200 gal)	hr.	$112.00	$112.00	$112.00	$112.00				
Vacuum Truck Pickup (5000 gal)	hr.	$152.00	$152.00	$152.00	$152.00				
Dump site disposal fee	ton	$261.00	$261.00	$261.00	$261.00				
NOTES:									
Liquid Handling Cost Source:		Heavy Construction	Heavy Construction	Heavy Construction	Heavy Construction				
Liquid Disposal Fee Source:		Heavy Construction	Heavy Construction	Heavy Construction	Heavy Construction				
Hydrocarbon Contaminated Soils (HCS)									
Insitu Biotreatment	C.Y	$13.04	$13.04	$13.04	$13.04				
HCS disposal fee	C.Y	$102.00	$102.00	$102.00	$102.00				
NOTES:									
Insitu Treatement Cost Source:		Heavy Construction	Heavy Construction	Heavy Construction	Heavy Construction				
HCS Disposal Fee Source:		Heavy Construction	Heavy Construction	Heavy Construction	Heavy Construction

Nevada Standardized Bond Calculation
Misc. Unit Costs

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

MISCELLANEOUS COST TABLE

JOB DESCRIPTION		Basis 1		Basis 2		Basis 3		Basis 4		Basis 5		Basis 6		Basis 7		Basis 8	
		Northern Nevada		*Southern Nevada*		*N. Nevada Notice Level*		*S. Nevada Notice Level*									
UNDERGROUND OPENING CLOSURE																	
Item	Units	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium
Reinforced Concrete Bulkheads and Shaft Covers																	
Grade walls - 15 in thick, 8 ft high	C.Y	$175.00		$175.00		$175.00		$175.00									
Grade walls - 15 in thick, 12 ft high	C.Y	$175.00		$175.00		$175.00		$175.00									
Elevated conc, 1-way beam & slab - 15ft span	C.Y	$320.00		$320.00		$320.00		$320.00									
Elevated conc, 1-way beam & slab - 25ft span	C.Y	$315.00		$315.00		$315.00		$315.00									
Item	Units	Materials	Daily Prod	Materials	Daily Prod	Materials	Daily Prod	Materials	Daily Prod	Materials	Daily Prod	Materials	Daily Prod	Materials	Daily Prod	Materials	Daily Prod
Small Adit Plugging																	
Bat Gate (5)	ea.	$2,518.31	0.5	$2,518.31	0.5	$2,518.31	0.5	$2,518.31	0.5								
Culvert Gate (5)	C.Y	$5,036.62	1.0	$5,036.62	1.0	$5,036.62	1.0	$5,036.62	1.0								
Adit Foam Plug (6)	C.Y	$251.83	0.5	$251.83	0.5	$251.83	0.5	$251.83	0.5								
Production Opening Foam Plug (6)	C.Y	$251.83	0.5	$251.83	0.5	$251.83	0.5	$251.83	0.5								
NOTES:																	
	(5) Bat Gate Source:	NV BLM, 2/2006: 8 hr +		NV BLM, 2/2006: 8 hr +		NV BLM, 2/2006: 8 hr +		NV BLM, 2/2006: 8 hr +									
	(6) Foam Plug Source:	NV BLM, 2/2006: 8 hr +		NV BLM, 2/2006: 8 hr +		NV BLM, 2/2006: 8 hr +		NV BLM, 2/2006: 8 hr +									
MISC. LINEAR PROJECTS																	
Item	Units	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium
Fencing Installation																	
Barbed 3-strand	ft	$0.45		$0.45		$0.45		$0.45									
Barbed 4-strand	ft	$0.60		$0.60		$0.60		$0.60									
Barbed 5-strand	ft	$0.75		$0.75		$0.75		$0.75									
Chain link 8 ft -10 ft Install	ft	$38.00		$38.00		$38.00		$38.00									
Wood stockade fence 6 ft high - Install	ft	$11.15		$11.15		$11.15		$11.15									
	ft																
	ft																
Fencing Demolition																	
Barbed 3-strand Removal	ft																
Barbed 4-strand Removal	ft																
Barbed 5-strand Removal	ft																
Chain link 8 ft -10 ft Removal	ft																
Wood, all types 4 ft -6 ft high Removal	ft																
	ft																
	ft																
Pipeline and Culvert Removal																	
12 in Diameter	ft																
18 in Diameter	ft																
24 in Diameter	ft																
36 in Diameter	ft																
Pipe and Drainpipe Installation																	
Water 4in (10cm) 40ft (12m) length, welded HDPE	ft	$3.12		$3.12		$3.12		$3.12									
Water 6in (15cm) 40ft (12m) length, welded HDPE	ft	$9.15		$9.15		$9.15		$9.15									
Drain 4in (10cm) perforated PVC	ft	$0.94		$0.94		$0.94		$0.94

Nevada Standardized Bond Calculation
Misc. Unit Costs

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

MISCELLANEOUS COST TABLE

JOB DESCRIPTION		Basis 1		Basis 2		Basis 3		Basis 4	
		Northern Nevada		*Southern Nevada*		*N. Nevada Notice Level*		*S. Nevada Notice Level*	
Drain 6in (15cm) perforated PVC	ft	$1.75		$1.75		$1.75		$1.75	
Drain 4in (10cm) corrugated, perf or plain	ft	$0.48		$0.48		$0.48		$0.48	
Drain 6in (15cm) corrugated., perf or plain	ft	$1.56		$1.56		$1.56		$1.56	
Misc.									
Backhoe work	C.Y								
Item	Units	Premium	Total	Premium	Total	Premium	Total	Premium	Total
Powerline and Transformer Removal									
Single Pole Powerlines (7)	mile		$35,000		$35,000		$35,000		$35,000
Double Pole Powerlines (8)	line mile		$40,000		$40,000		$40,000		$40,000
Transformer (9)	unit		$19,500		$19,500		$19,500		$19,500
NOTES:									
	(7) Single Pole Source:	NVEnergy estimate (2009)		NVEnergy estimate (2009)		NVEnergy estimate (2009)		NVEnergy estimate (2009)	
	(8) Double Pole Source:	NVEnergy estimate		NVEnergy estimate		NVEnergy estimate		NVEnergy estimate	
	(9) Transformer Source:	Sierra Pacific Power		Sierra Pacific Power		Sierra Pacific Power		Sierra Pacific Power	

JOB DESCRIPTION		Basis 5		Basis 6		Basis 7		Basis 8	
Drain 6in (15cm) perforated PVC	ft								
Drain 4in (10cm) corrugated, perf or plain	ft								
Drain 6in (15cm) corrugated., perf or plain	ft								
Misc.									
Backhoe work	C.Y								
Item	Units	Premium	Total	Premium	Total	Premium	Total	Premium	Total
Powerline and Transformer Removal									
Single Pole Powerlines (7)	mile								
Double Pole Powerlines (8)	line mile								
Transformer (9)	unit								
NOTES:									
	(7) Single Pole Source:								
	(8) Double Pole Source:								
	(9) Transformer Source:

Nevada Standardized Bond Calculation
Misc. Unit Costs

File Name:	Copy of Copy of cost_data-std-nv2009.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

MISCELLANEOUS COST TABLE

JOB DESCRIPTION		Basis 1		Basis 2		Basis 3		Basis 4		Basis 5		Basis 6		Basis 7		Basis 8	
		Northern Nevada		Southern Nevada		N. Nevada Notice Level		S. Nevada Notice Level									
EROSION, EVAPORATION and SEDIMENTATION CONTROL																	
Item	Units	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium	Materials	Premium
Rip-Rap & Rock Lining																	
Rip-Rap 3/8 to 1/4 C.Y. pieces, grouted	S.Y.	$14.05		$14.05		$14.05		$14.05									
Rip-Rap 18 in min thick, no grout	S.Y.																
Gabions, 6 in deep	S.Y.	$4.92		$4.92		$4.92		$4.92									
Gabions, 9 in deep	S.Y.	N/A		N/A		N/A		N/A									
Gabions, 12 in deep	S.Y.	$7.73		$7.73		$7.73		$7.73									
Gabions, 18 in deep	S.Y.	$10.70		$10.70		$10.70		$10.70									
Gabions, 36 in deep	S.Y.	$12.30		$12.30		$12.30		$12.30									
Liner Installation																	
Item	Units	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip
Site grading	S.F.																
Compaction	S.F.																
Item	Units		Materials		Materials		Materials		Materials		Materials		Materials		Materials		Materials
60 mil HDPE Liner	S.F.		$0.70		$0.70		$0.70		$0.70								
Construction Management Support																	
Item	Units		Materials		Materials		Materials		Materials		Materials		Materials		Materials		Materials
Office Trailer, Furnished, no hook-ups	month		$149.00		$149.00		$149.00		$149.00								
Toilet Portable, chemical	month		$176.00		$176.00		$176.00		$176.00								
PRODUCTION OR DEWATERING WELL PUMP REMOVAL																	
Item	Units	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip	Labor	Equip
Pump Type																	
Submersible [10]	ft to pump	$2.30	$5.01	$2.30	$5.01	$2.30	$5.01	$2.30	$5.01								
Line Shaft [10]	ft to pump	$5.37	$11.69	$5.37	$11.69	$5.37	$11.69	$5.37	$11.69								
NOTES:																	
	(10) Pump Removal Source:	Exploration 12/2005		Exploration 12/2005		Exploration 12/2005		Exploration 12/2005

File Name:	Copy of Copy of cost_data-std-nv2008.xls
Date:	August 1, 2009
Cost Basis:	Standardized Data
Author/Source:	Nevada Division of Environmental Protection (NDEP) & NV BLM

Administrative Cost Rates (%)	Cost Ranges for Indirect Cost Percentages				
	<=	<=	<=	>	
1. Engineering, Design and Construction (ED&C) Plan (7)	$1,000,000	$25,000,000		$25,000,000	Notice Level
Variable Rate	8%	6%		4%	0%
	<=	<=	<=	>	
2. Contingency (8)	$500,000	$5,000,000	$50,000,000	$50,000,000	Notice Level
Variable Rate	10%	8%	6%	4%	0%
3. Insurance (9)	0.016	of labor costs			
4. Bond (10)	0.03	of the O&M costs	If O&M costs are >$100,000		
5. Contractor Profit (11)	0.1	of the O&M costs			
	<=	<=	<=	>	
6. Contract Administration (12)	$1,000,000	$25,000,000		$25,000,000	
Variable Rate	10%	8%		6%	
7. BLM Indirect Cost (13)	21%	of Contract Administration			

RECLAMATION COST ESTIMATION SUMMARY SHEET FOOTNOTES

1. Federal construction contracts require Davis-Bacon wage rates for contracts over $2,000. Wage rate estimates may include base pay, payroll loading, overhead and profit. To avoid double-counting of any of the identified administrative costs the operator must itemize the components of their labor cost estimates or provide BLM with a signed statement, under penalty of USC 1001, that identifies which specific administrative costs are included in the quoted hourly rate.

2. The reclamation cost estimate must include the estimated plugging cost of at least one drill hole for each active drill rig in the project area. Where the submitted Notice or approved Plan of Operations calls for drill holes to be plugged, but doesn't specifically require the drill holes be plugged before the drill rig has been moved from the drill pad, the reclamation cost estimate must include the plugging cost for those drill holes. For all drill holes and wells scheduled to be left open, the estimated plugging cost must be included in the reclamation cost estimate. Where the approved Plan of Operations proposes immediate mining through an area where the drilling is to occur, and the cost of the post-mining reclamation is included in the reclamation cost estimate, the cost estimate does not need to include the plugging costs for those drill holes.

3. Miscellaneous items should be itemized on accompanying worksheets.

4. Fluid management should be calculated only when mineral processing activities are involved. Fluid management addresses the costs of maintaining proper fluid management to prevent overflow of solution ponds through premature closure or abandonment of operations. Calculate a minimum six-month direct cost estimate which includes power, supplies, equipment, labor and maintenance.

5. Handling of hazardous materials includes the cost of decontaminating, neutralizing, disposing, treating and/or isolating all hazardous materials used, produced, or stored on the site.

6. Any mitigation measures required in the Plan of Operations must be included in the reclamation cost estimate. Mitigation may include measures to avoid, minimize, rectify and reduce or eliminate the impact, or compensate for the impact.

7. Engineering, design and construction (ED&C) plans are often necessary to provide detail on the reclamation needed to contract for the required work. To estimate the cost to develop an ED&C plan use 4-8% of the O&M cost. Calculate the ED&C cost as a percentage of the O&M cost as follows: up to and including $1 million, use 8%; over $1 million to $25 million, use 6%; and over $25 million, use 4%. Inclusion of a line item for the development of an ED&C plan may not be necessary for small operations, such as notice-level exploration. With small, uncomplicated reclamation efforts contracting may be able to proceed without developing an ED&C plan. (ED&C is automatically eliminated if "Notice" is selected on the Property Information Sheet)

8. A contingency cost is included in the reclamation cost estimation to cover unforeseen cost elements. Calculate the contingency cost as a percentage of the O&M cost as follows: up to and including $500,000, use 10%; over $500,000 to $5 million, use 8%; over $5 million to $50 million, use 6%; and greater than $50 million, use 4%. As with the ED&C costs, inclusion of a contingency cost may not be necessary for small operations, such as notice-level exploration.

9. Insurance premiums are calculated at 1.5% of the total labor costs. Enter the premium amount if liability insurance is not included in the itemized unit costs.

10. Federal construction contracts exceeding $100,000 require both a performance and a payment bond (Miller Act, 40 USC 270 et seq.). Each bond premium is figured at 1.5% of the O&M cost. Enter the sum of both premium costs on this line.

11. For Federal construction contracts, use 10% of estimated O&M cost for the contractor's profit.

12. To estimate the contract administration cost, use 6 to 10% of the operational and maintenance (O&M) cost. Calculate the contract administration cost as a percentage of the O&M cost as follows: up to and including $1 million, use 10%; over $1 million to $25 million, use 8%; and greater than $25 million use 6%.

13. BLM's indirect cost rate is 21% of BLM's contract administration costs.

CASHMAN CAT
5010 E. Idaho Street, Elko, NV 89801 | Phone: (775) 738-9871 | Fax: (775) 738-7865

July 24, 2009

Mr. Doug Siple
NEVADA DIVISION OF ENVIRONMENTAL PROTECTION
BUREAU OF MINING REGULATION
901 So. Stewart Street
Suite 4001
Carson City, Nevada 89701-5249

Dear Doug;

THANK YOU for your request for current rental rates and associated costs for 2009. Listed below are the machines you requested information for.

MACHINE	DAILY RATE	WEEKLY RATE	MONTHLY RATE 176 SMU HRS	PM COST PER HOUR	G.E.T. COST PER HOUR	FUEL USE PER HOUR
TRACTORS						
D3G (K)	$370.00	$1,255.00	$3,845.00	$2.72	$1.31	3.25
D4G (K)	$375.00	$1,485.00	$4,395.00	$3.46	$1.49	3.50
D5G (K)	$520.00	$2,025.00	$5,935.00	$4.70	$1.76	3.65
D5N	$655.00	$2,255.00	$6,595.00	$4.61	$2.74	4.00
D6N	$705.00	$2,525.00	$7,235.00	$5.21	$3.31	4.75
D6R	$960.00	$3,355.00	$9,895.00	$4.98	$4.09	6.80
D7R	$1,295.00	$4,540.00	$13,855.00	$5.03	$6.07	7.50
D8T	$1,515.00	$5,570.00	$17,820.00	$5.48	$7.82	10.20
D9T	$2,185.00	$7,585.00	$21,725.00	$6.46	$12.16	13.15
D10T	$2,635.00	$9.130.00	$28,050.00	$8.08	$16.98	18.50
D11R (T)	N/A	N/A	$54,000.00	$9.80	$25.24	25.80
EXCAVATORS						
301C	$150.00	$570.00	$1,725.00	$1.61	$2.27	.41
302C	$158.00	$630.00	$1,880.00	$1.62	$2.41	.55
303CC	$230.00	$865.00	$2,565.00	$1.60	$2.49	1.15
304C	$285.00	$1,055.00	$3,190.00	$2.03	$2.52	1.38
305C	$310.00	$1,125.00	$3,555.00	$2.16	$2.61	1.63
307C	$325.00	$1,280.00	$3,775.00	$2.28	$2.64	1.65
308C	$330.00	$1,320.00	$3,960.00	$2.64	$2.75	1.75
312C	$390.00	$1,555.00	$4,645.00	$2.36	$2.97	1.87
313C	$430.00	$1,585.00	$4,780.00	$2.84	$3.33	2.00
314C	$460.00	$1,595.00	$4,645.00	$2.84	$3.33	2.00
315C	$555.00	$1,945.00	$5,925.00	$3.85	$3.49	2.85
320C	$635.00	$2,215.00	$7,240.00	$4.18	$3.71	4.90
325D	$840.00	$2,865.00	$7,885.00	$4.22	$4.67	7.10
330D	$970.00	$3,350.00	$9,180.00	$4.85	$5.16	9.10

1

EXCAVATORS (con't)						
345C	$1,270.00	$4,485.00	$10,800.00	$5.44	$5.91	10.50
385C	$2,245.00	$7,780.00	$22,140.00	$6.70	$10.77	17.70
SCRAPERS						
613C	$980.00	$3,395.00	$8,625.00	$4.16	$3.63	6.00
615C	$1,325.00	$4,485.00	$12,595.00	$4.74	$4.78	8.75
631G	$2,475.00	$8,830.00	$23,460.00	$6.24	$6.71	14.75
637G	N/A	N/A	$32,140.00	$9.10	$8.42	23.75
WATER WAGON						
613 (5,000 GAL)	$910.00	$3,080.00	$9,235.00	$4.16	NA	10.75
621 (8,000GAL)	$1,375.00	$4,870.00	$14,575.00	$5.47	NA	10.75
WATER TOWER						
MPT-10 (10k GAL)	$150.00	$450.00	$1,300.00	NA	NA	NA
MPT-12 (12k GAL)	$175.00	$500.00	$1,600.00	NA	NA	NA
OFF-HWY TRUCK						
770 (35-TON)	N/A	N/A	$14,000.00	$6.79	$2.67	9.45
773F (50-TON)	N/A	N/A	$21,000.00	$8.22	$3.19	13.10
777F (85-TON)	N/A	N/A	$28,000.00	$10.42	$3.56	17.20
LDR/BACKHOE						
416	$300.00	$1,045.00	$2,760.00	$2.81	$2.59	2.75
420	$340.00	$1,255.00	$3,045.00	$2.88	$2.86	2.85
430	$365.00	$1,305.00	$3,295.00	$2.98	$2.95	3.25
446	$445.00	$1,735.00	$5,245.00	$2.93	$3.02	3.70
COMPACTORS						
815	$1,045.00	$3,685.00	$10,945.00	$4.73	$6.63	10.25
825	$1,520.00	$5,280.00	$16,775.00	$5.03	$8.18	16.00
HAMMERS						
H-70 (fits 416/436)	$265.00	$1020.00	$2,268.00	N/A	$1.58	NA
H-100 (fits 446/315)	$335.00	$1,340.00	$4,220.00	N/A	$2.28	NA
H-115 (fits 312/320)	$400.00	$1,600.00	$4,800.00	N/A	$2.52	NA
H-120 (fits 315/325)	$420.00	$1,600.00	$4,840.00	N/A	$3.11	NA
H-140 (fits 325/345)	$550.00	$2,200.00	$6,8700.00	N/A	$3.50	NA
H-160 (fits 330/345)	$680.00	$2,720.00	$8,100.00	N/A	$6.85	NA
H-180 (fits 345/385)	$850.00	$3,400.00	$10,100.00	N/A	$8.11	NA

2

INTEGRATED TOOL CARRIERS						
IT-14G	$370.00	$1,315.00	$3,825.00	$3.29	$2.85	2.25
IT-24	$415.00	$1,520.00	$4,540.00	$3.69	$3.48	2.75
IT-28	$455.00	$1,790.00	$5,370.00	$3.84	$3.60	3.50
IT-38G	$525.00	$2,365.00	$6,345.00	$4.06	$4.41	4.00
IT-62	$750.00	$3,025.00	$8,565.00	$4.48	$8.42	4.45
MOTORGRADERS						
140M	$855.00	$2,965.00	$8,140.00	$4.74	$8.43	4.90
14M	$1,185.00	$4,235.00	$12,430.00	$5.24	$12.17	6.80
16M	$1,625.00	$6,490.00	$18,425.00	$5.09	$16.63	8.80
WHEEL LOADERS						
914	$345.00	$1,380.00	$3,660.00	$3.76	$2.83	2.25
924	$405.00	$1,535.00	$4,615.00	$3.73	$3.52	2.75
928	$465.00	$1,755.00	$5,495.00	$3.92	$3.64	3.50
938	$535.00	$2,035.00	$5,995.00	$4.14	$4.46	4.00
950	$805.00	$2,845.00	$7,645.00	$4.39	$6.77	4.25
962	$875.00	$3,185.00	$8,305.00	$4.43	$8.50	4.45
966	$1,205.00	$4,285.00	$10,890.00	$4.95	$8.50	5.75
972	$1,205.00	$4,285.00	$11,990.00	$4.71	$9.33	6.25
980	$1,370.00	$4,730.00	$13,090.00	$4.88	$10.75	7.50
988	$1,915.00	$6,655.00	$20,350.00	$7.65	$11.50	12.70
992	N/A	N/A	$42,300.00	$11.09	$27.23	23.00
TRACK LOADER						
963	$1,420.00	$4,250.00	$12,730.00	$5.03	$6.12	5.5
ARTICULATED TRUCK						
735	$1,100.00	$4,400.00	$11,000.00	$7.16	$2.53	7.35

The 'NA' listed indicate these machines are not typically rented for these periods of time by **CASHMAN EQUIPMENT**.

The rental costs shown were obtained from **CASHMAN EQUIPMENT'S** current rental rate schedule; the PM costs were obtained from **CASHMAN EQUIPMENT** historical data; the G.E.T. consumption was obtained from **CATERPILLAR** historical data and the Fuel Consumption was obtained from the current **CATERPILLAR PERFORMANCE HANDBOOK (Edition 39),** Owning & Operating Costs, Section 20, using the 'average' or 'medium' consumption levels for the most current models. Fuel burn rates are expressed in gallons per hour.

Additionally, the following should be noted: 1) All machines are subject to availability and F.O.B. **CASHMAN EQUIPMENT** yard(s); 2) Any necessary assembly and disassembly costs are not included (specifically, the D10R/T,

3

D9R/T, 988G/H, 992G, 777 and 385B/C-L); 3) Major repairs to engines, transmissions, torque converters, wheel groups and differentials is included in rental cost (unless caused by abuse, negligence, etc.); 4) Expenses incurred in the day to day operations of the machine (fuel, operator, insurance, etc.) are not included in the rental rates.

Approximate assembly and disassembly costs for the machine will vary due to the Minesite location and the availability of cranes and/or lifting equipment; however, reasonable estimates for the D10R/T would be $2,500.00, each the assembly and disassembly; 992G-$10,000; 777F-$10,000.00 and the 385-$6,500.00. Specific assembly/disassembly costs also may be more or less if the machines do not have to have significant assembly/disassembly to transport. The transport costs can vary due to the time of year (frost limitations) and the specific roadway (width, height, length and weight restrictions). That in mind, the rates shown should cover the maximum amounts needed for each machine, each procedure.

It is worth noting that rental rates and internal labor rates used to compute these values did not escalate from 2008. This allows us to keep the assembly and disassembly costs static. We did, however, we did see some variances in parts pricing.

Last, CASHMAN EQUIPMENT can offer these rental rates to any Federal, State or Local governmental agency, as well as to any credit-worthy customer within CASHMAN EQUIPMENT’S franchised territory in Nevada.

Thank you, again, Doug, for your request. Should you need any additional information, please feel free to give me a call!

With Best Regard

CASHMAN EQUIPMENT,

Tony Araquistain
Mine Sales Rep

4

To:	Mr. Doug Siple, NDEP
Mr. Craig Smith, BLM– Nevada
Mr. Jeff Parshley, SRK– NvMA

From:	Britt Johnson

Date:	July 24, 2009

Re:	2009 Earthmover Tire Costs

Nearing the first half of 2009 we see the continuation of change for the tire industry as demand for super class giant earthmover tires remain at all time highs yet demand for the rest of the earthmover tire industry has seen a reduction in demand. While this change in the market place closely reflects the world’s current economical challenges, the world continues to grow placing higher and higher demand on its resources. The impact of the world’s economical stimulus programs has yet to be felt thus requiring additional future evaluation.

China’s expansion in to the world tire manufacturing (now both Bias & Radial) has had it challenges but make no mistake they are here to stay and will affect the world market from now on in this arena.

Tires are a highly engineered product made up of varies commodities (steel, carbon black, synthetic rubber, natural rubber etc.) as with all commodities, we are seeing decreases in demand and consumption. These facts in conjunction with a decrease in energy prices have caused earthmover tire overall to fall 7.5% over the last year in the first half of 2009.

I have set the excel spread sheet up to allow for easy up dating of pricing for future price increases. Current practice for the manufacturers is to make price adjustments quarterly and as the tire manufactures release new base price books, we need to revisit this again at that time.

Please contact me as future questions arise and I will do my best to assist you.

Best Regards,

/s/ Britt T. Johnson
Britt T. Johnson
Britt T. Johnson Sr. V.P.

Cell 775-848-3804
Office 775-575-3321 ext. 16
Fax 866 -531-5885
Email britt.johnson@Purcelltire.com

“Providing uncompromising VALUE in products, services and information which will enrich our customers”

1505 E. NEWLANDS DR. – FERNLEY, NV 89408
775-575-3321 or 1-800-873-2353 for ALL LOCATIONS
www.ddtire.com

Price Quotation # B167053

FERGUSON #3077
821 EAST WINNEMUCCA BOULEVARD
WINNEMUCCA, NV 89445

Phone : 775-625-2500
Fax : 775-625-2633

Bid No :	B167053
Bid Date :	06/18/09	Cust Phone:	775-623-1500
Quoted By:	PAF	Terms :	NET 10TH PROX
Customer.:	BUREAU OF LAND MANAGEMENT	Ship To :	BUREAU OF LAND MANAGEMENT
	5100 EAST WINNEMUCCA BLVD		5100 EAST WINNEMUCCA BLVD
	ATTN:		ATTN:
	WINNEMUCCA, NV 89445-2807		WINNEMUCCA, NV 89445-2807

Cust PO# :		Job Name.: BAROID
Item	Description	Quantity	Net Price	UM	Total

B201918	50# ABANTONITE	1	12.700	EA	12.70
B201090	50# 3/4 CHUNK BENTONITE HOLE PLUG	1	7.690	EA	7.69
B100013692	94 LB BAG TYPE I-II CMNT	1	11.900	EA	11.90
		Net Total:	32.29
		Tax:	0.00
		Total:	32.29

Quoted prices are based upon receipt of the total quantity for immediate shipment (48 hours). SHIPMENTS BEYOND 48 HOURS SHALL BE AT THE PRICE IN EFFECT AT TIME OF SHIPMENT. Quotations are offered contingent upon the Buyer's acceptance of Seller's terms and conditions. Seller objects to all other terms and conditions. Seller not responsible for delays or lack of product due to causes beyond our control. Purchaser's sole warranties, if any, are those provided by the manufacturer. SELLER DISCLAIMS ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS OR FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT WILL SELLER BE LIABLE FOR ANY INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES ARISING DIRECTLY OR INDIRECTLY FROM THE OPERATION OR USE OF THE PRODUCT. SELLER'S LIABILITY, IF ANY, SHALL BE LIMITED TO THE NET SALES PRICE RECEIVED BY SELLER. Complete Terms and Conditions are available upon request or can be viewed on the web at www.ferguson.com/sales-terms

May 22, 2009

To:	Nevada Division of Environmental Protection (NDEP)
Bureau of Land Management (BLM)
Nevada Mining Association

Re:	Analytical Costs in the event of a Bond Forfeiture

To Whom It May Concern:

Below please find pricing for the analytical work required in the event of a bond forfeiture. These prices will remain valid through July 2010.

NDEP Profile I (including WAD Cyanide)	$325.00
NDEP Profile II (including WAD Cyanide)	$375.00
WAD Cyanide	$35.00
Acid Base Account (including Sulfur Speciation)	$125.00
MWMP Extraction (Including Profile I analysis)	$395.00

Thank you for the opportunity to present this information. If you should have any questions or require additional information, please do not hesitate to contact me at (775) 355-0202.

Sincerely,

Ginger Peppard
Business Development Manager
WETLAB-Western Environmental Testing Laboratory
EPA Lab ID NV004

JUN-17-09 WED 03:58 PM GRANITE SEED CO FAX NO. 801 768 3967 P. 01

granite SEED

FAX

1697 West 2100 North
Lehi, UT 84043

Phone: (801) 768-4422
Fax: (801) 768-3967

Date: June 17, 2009

To: Doug

Company: Nevada BLM

From: Damon Winter

Pages (Including Cover): 1

Re: Bonding Prices for Erosion Control & Planting Aides

The following are rough estimate prices for bonding purposes:

- Conwed 1000 Wood Mulch → $13.00/50 lb bag (based on full truck load quantities)
- M-Binder Plantago Tackifier → $0.70/lb (in 50 lb bags)
- Biosol Mix Organic Fertilizer → $0.70/lb (in 50 lb bags)

NVEnergy.

August 6, 2009

Mr. Tim Crowley
President
Nevada Mining Association
9210 Prototype Dr., Suite 200
Reno, NV 89511

Re: Electric Power Costs – Updated Information

Dear Tim:

This letter provides information regarding power costs that may be helpful to members of Nevada's mining industry when estimating future costs for reclamation related activities. The information is presented in a summarized form, i.e., in terms of cents per kilowatt-hour by rate class and as a result, will have to be adjusted by each company to accurately reflect their own unique operations.

In 2008, the Public Utilities Commission of Nevada (PUCN) authorized a change in Sierra Pacific's rates through its Order on the Company's General Rate Application that was filed on December 3, 2007. The change in rates resulting from this decision went into effect on July 1, 2008.

Sierra's next General Rate Application is currently scheduled to be filed with the PUCN in June of 2010. If a decision by the PUCN on that Application leads to a change in general rates, it is anticipated the changes will go into effect in January 2011.

The table below shows the "overall effective electric rates" per kilowatt hour (kWh) for the GS-3 and GS-4 rate classes (which cover most mining operations) as a result of the decision issued by the PUCN on Sierra's most recent General Rate Case Filing and its most recent decision in Sierra's Deferred Energy Adjustment Application (DEAA) that became effective October 2008.

Rate Class		***New Authorized Effective Rates***
GS-3		**$0.11241**
GS-4		**$0.09139**

As shown below, the "New Authorized Effective Rates" were calculated by dividing total proposed revenues by total recorded / annualized kWh sales for each Rate Class. The resulting calculation provides an "average" effective rate for each rate class.

P.O. BOX 98910, LAS VEGAS, NEVADA 89151-0001 6226 WEST SAHARA AVENUE, LAS VEGAS, NEVADA 89146
P.O. BOX 30150, RENO, NEVADA 89520-3150 6100 NEIL ROAD, RENO, NEVADA 89511 nvenergy.com

New Authorized Effective Rates

GS-3	$129,210,577 (revenues) ÷ 1,149,443,369 (kWh sales)	=	**$0.11241**
GS-4	$ 61,305,143 (revenues) ÷ 670,774,860 (kWh sales)	=	**$0.09139**

An individual customer can take the results shown above and, as appropriate, modify the "average" effective rate to estimate a rate per kWh that more accurately reflects their specific operations, energy usage and load characteristics.

Please note the "new authorized effective rates" reported above for the purposes of estimating reclamation costs do not take into account future changes in rates that may authorized through the Deferred Energy Accounting Adjustment (DEAA) process, or through the quarterly Base Tariff Energy adjustment mechanism.

The deferred account exists to record differences between the actual costs incurred by the utility for fuel and purchased power and the revenues it receives from customers through the rates they pay for fuel and purchased power costs. Since such differences can be either positive or negative, and since prices paid for fuel and purchased power can be volatile, it is very difficult to predict the level of this charge out into the future, beyond what has already been formally approved and authorized by the PUCN. DEAA filings are made each year on or before March 1 with approved changes becoming effective October 1.

The fluctuating nature of the costs recovered through the deferred account can be seen in the rate change that occurred as a result of this component on October 1, 2008 (an increase of 3.78%), as well as the change that is expected to occur on October 1, 2009 (a decrease of 2.7%). This is why it is impractical to consider these fluctuations when predicting future energy costs.

It is to be noted that as a result of legislation passed in the 2007 Legislative Session, rate filings in the future will be done on a different schedule than in the past. Specifically, the utility is now required to file its general rate case once every three years. This compares to the previous requirement that such applications be filed once every two years. Assembly Bill 510 passed in the 2009 Legislative Session requires the utility to file its next general rate case on the 1st Monday in June 2010.

With respect to Deferred Energy Adjustments, in addition to the mandatory annual filing, public utilities in the State of Nevada are now required to adjust rates on a quarterly basis to account for changes in their recorded costs of fuel and purchased power. According to the approved legislation, "an electric utility shall file written notice with the Commission on or before August 15, 2007, and every quarter thereafter of the quarterly rate adjustment to be made by the electric utility for the following quarter. The first quarterly rate adjustment by the electric utility took effect on October 1, 2007, and each subsequent quarterly rate adjustment will take effect every quarter thereafter." This means the quarterly Base Tariff Energy Rate (BTER) filings will be made by Sierra Pacific on August 15, November 15, March 15 and June 15 of each year and any resulting changes in rates will be implemented 45 days after the date of filing.

2

In general, other than the quarterly adjustments discussed above, changes in rates or tariffs as a result of an Order by the Commission on a General Rate Application or a Deferred Energy Filing normally go into effect approximately seven months or 210 days after the date of the initial filing.

Given the potential for future changes in energy markets, regulatory environments, labor agreements, general business conditions, etc., predicting the future level and direction of electric rates and other costs involved in reclamation activities can be difficult. As a result, individual companies will want to take the information provided in this letter and modify it to incorporate their own projections regarding the potential impacts of inflation, local site-specific conditions, and changes in local business on future reclamation costs.

Regarding the cost of removing power lines that are no longer required at the end of a mining property's life, estimates will vary significantly depending on location, terrain, travel time, equipment needed, etc. In addition, removal may not be necessary or beneficial if the lines have the potential to be used at some point in the future to provide electric service to other customers.

In those cases where removal is determined to be appropriate, costs can vary greatly with the type of line to be removed and the terrain involved, with costs ranging between $25,000 and $50,000 per mile. This would cover removal of the lines, poles and associated fixtures. However, it would not cover any reclamation or environmental costs. This estimate is based on current labor (wages and benefits) contained in Sierra's agreements with its represented employees. Such compensation has historically equaled or exceeded the prevailing wage and benefit requirements established under both the Davis-Bacon Act and the prevailing wage laws in the State of Nevada, and it is anticipated this relationship will continue in the future.

If you have questions regarding the above information, please give me a call at (775) 834-5247.

Thank you,

Greg Lambert

Gregory P. Lambert
Major Account Executive
Major Accounts Department
NV Energy
6100 Neil Road, P.O. Box 10100
Reno, NV 89520-0024
glambert@nvenergy.com

CC: John Barber, Manager Environment, Goldcorp USA, Marigold Mining Company
Lauren Arends, Membership Services Coordinator, Nevada Mining Association
Lorelei Reid, Staff Analyst, Rates and Regulatory Affairs, NV Energy
Greg Brorby, Director Regional Hub Ops, Elko & Eastern District, NV Energy
Robert Leal, Director, Major Accounts, NV Energy
Charlene Booth, Manager, Major Accounts, NV Energy
John Hargrove, Major Account Executive, NV Energy
Doug Johnston, Major Account Executive, NV Energy

3

Project Name: Copperstone Project
Project Date: September 14, 2009

Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Reclamation Plan

Table of Contents

Cost Summary
Exploration
Exploration Roads & Pads
Waste Rock Dumps
Heap Leach Pads
Tailings
Roads
Pits
Underground Openings
Foundations and Buildings
Other Demo & Equipment Removal
Sediment & Drainage Control
Process Ponds
Landfills
Yards, Etc.
Waste Disposal
Misc. Costs
Monitoring
Construction Management
Labor Costs
Equipment Costs
Material Costs
Misc. Unit Costs
Fleets (Crews)
Productivity
Seed Mixture #

Page 1 of 1

NEVADA STANDARDIZED RECLAMATION BOND CALCULATION - SUMMARY

Project Name: Copperstone Project
Project Date: September 14, 2009
Model Version: Version 1.1.2 (updated 03 February, 2008)
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm

A. Earthwork/Recontouring	Labor (1)	Equipment (2)	Materials	Total
Exploration	$0	$0	$0	$0
Exploration Roads & Drill Pads	$0	$0	$0	$0
Roads	$8,204	$4,284	$0	$12,488
Well Abandonment*	$0	$0	$0	$0
Pits	$71	$176	N/A	$247
Underground Openings	$32,037	$6,458	$11,887	$50,381
Process Ponds	$66,236	$69,614	$0	$135,850
Heaps	$0	$0	$0	$0
Waste Rock Dumps	$3,141	$2,941	$0	$6,082
Landfills	$0	$0	$0	$0
Tailings	$75,667	$263,623	$0	$339,290
Foundation & Buildings Areas	$2,804	$4,844	$0	$7,648
Yards, Etc.	$6,549	$20,010	$0	$26,559
Drainage & Sediment Control	$0	$0	$0	$0
Other**				$0
Subtotal	$194,709	$371,950	$11,887	$578,545
Mob/Demob* *$29,014 One Way - See mob/demob spreadsheet*			$58,028	$58,028
Subtotal "A"	**$194,709**	**$371,950**	**$69,915**	**$636,573**

B. Revegetation/Stabilization	Labor (1)	Equipment (2)	Materials	Total
Exploration	$0	$0	$0	$0
Exploration Roads & Drill Pads				$0
Roads	$4,729	$4,061	$24,652	$33,441
Well Abandonment				N/A
Pits	$78	$67	$257	$402
Underground Openings				N/A
Process Ponds	$265	$228	$1,383	$1,876
Heaps				$0
Waste Rock Dumps	$1,353	$1,163	$7,054	$9,570
Landfills				$0
Tailings	$4,290	$3,686	$22,370	$30,345
Foundation & Buildings Areas	$819	$706	$4,271	$5,796
Yards, Etc.	$1,131	$972	$5,898	$8,001
Drainage & Sediment Control	$0	$0	$0	$0
Other**				$0
Subtotal "B"	**$12,664**	**$10,882**	**$65,885**	**$89,431**

C. Detoxification/Water Treatment/Disposal of Wastes**	Labor (1)	Equipment (2)	Materials	Total
Process Ponds/Sludge*				$0
Heaps*				$0
Dumps (Waste & Landfill)*				$0
Tailings*				$0
Surplus Water Disposal*				$0
Monitoring*				$0
Miscellaneous*				$0
Solid Waste - On Site	$0	$0	N/A	$0
Solid Waste - Off Site				$0
Hazardous Materials				$0
Hydrocarbon Contaminated Soils	$0	$0	$0	$0
Other**				$0
Subtotal "C"	**$0**	**$0**	**$0**	**$0**

D. Structure, Equipment and Facility Removal	Labor (1)	Equipment (2)	Materials	Total
Foundation & Buildings Areas	$106,392	$47,731	$0	$154,123
Other Demolition	$0	$0	$0	$0
Equipment Removal	$0	$0	$0	$0
Fence Removal				$0
Fence Installation				$0
Pipe & Culvert Removal				$0
Powerline Removal	$140,000			$140,000
Transformer Removal	$19,500			$19,500
Rip-rap, rock lining, gabions				$0
Other Misc. Costs				$0
Other**				$0
Subtotal "D"	**$265,892**	**$47,731**	**$0**	**$313,623**

E. Monitoring	Labor (1)	Equipment (2)	Materials	Total
Reclamation Monitoring and Maintenance	$16,272	$4,580	$12,740	$33,592
Ground and Surface Water Monitoring	$15,272	$3,805	$9,600	$28,677
Subtotal "E"	**$31,544**	**$8,385**	**$22,340**	**$62,269**

F. Construction Management & Support	Labor	Equipment (2)	Materials	Total
Construction Management	$40,375	$11,358	N/A	$51,733
Construction Support	$0	$13,868	$0	$13,868
Road Maintenance	$6,804	$10,706	$3,000	$20,510
Other**				$0
Subtotal "F"	**$47,179**	**$35,932**	**$3,000**	**$86,111**

G. Operational & Maintenance Costs	Labor (1)	Equipment (2)	Materials (3)	Total
Subtotal A through F	**$551,988**	**$474,880**	**$161,140**	**$1,188,008**

* Costs estimated outside of standardized model - additional documentation required.
** Other Operator supplied costs - additional documentation required.

Appendix E - Copperstone Reclamation Cost Estimate Ver.1 Page 1 of 2 *2/12/2010*

NEVADA STANDARDIZED RECLAMATION BOND CALCULATION - SUMMARY

Project Name: Copperstone Project
Project Date: September 14, 2009
Model Version: Version 1.1.2 (updated 03 February, 2008)
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm

Indirect Costs		Include?	Total
1. Engineering, Design and Construction (ED&C) Plan (7)			$71,280
2. Contingency (8)			$95,041
3. Insurance (9)	$8,280		$8,280
4. Performance Bond (10)			$35,640
5. Contractor Profit (11)			$118,801
6. Contract Administration (12)			$95,041
7. BLM Indirect Cost (13)			$19,959
Subtotal Add-On Costs			**$444,041**
Grand Total			**$1,632,049**

Administrative Cost Rates (%)

	Cost Ranges for Indirect Cost Percentages				
	<=	<=	<=	>	
1. Engineering, Design and Construction (ED&C) Plan (7)	$1,000,000	$25,000,000		$25,000,000	Notice Level
Variable Rate	8%	6%		4%	0%
	<=	<=	<=	>	
2. Contingency (8)	$500,000	$5,000,000	$50,000,000	$50,000,000	Notice Level
Variable Rate	10%	8%	6%	4%	0%
3. Insurance (9)	1.5%	of labor costs			
4. Bond (10)	3.0%	of the O&M costs if O&M costs are >$100,000			
5. Contractor Profit (11)	10%	of the O&M costs			
	<=	<=	<=	>	
6. Contract Administration (12)	$1,000,000	$25,000,000		$25,000,000	
Variable Rate	10%	8%		6%	
7. BLM Indirect Cost (13)	21%	of Contract Administration			

RECLAMATION COST ESTIMATION SUMMARY SHEET FOOTNOTES

1. Federal construction contracts require Davis-Bacon wage rates for contracts over $2,000. Wage rate estimates may include base pay, payroll loading, overhead and profit. To avoid double counting of any of the identified administrative costs the operator must itemize the components of their labor cost estimates or provide BLM with a signed statement, under penalty of USC 1001, that identifies what specific administrative costs are included in the quoted hourly rate.

2. The reclamation cost estimate must include the estimated plugging cost of at least one drill hole for each active drill rig in the project area. Where the submitted Notice or approved Plan of Operations calls for drill holes to be plugged, but doesn't specifically require the drill holes be plugged before the drill rig has been moved from the drill pad, the reclamation cost estimate must include the plugging cost for those drill holes. For all drill holes and wells scheduled to be left open, the estimated plugging cost must be included in the reclamation cost estimate. Where the approved Plan of Operations proposes immediate mining through an area where the drilling is to occur, and the cost of the post-mining reclamation is included in the reclamation cost estimate, the cost estimate does not need to include the plugging costs for those drill holes.

3. Miscellaneous items should be itemized on accompanying worksheets.

4. Fluid management should be calculated only when mineral processing activities are involved. Fluid management represents the costs of maintaining proper fluid management to prevent overflow of solution ponds through premature cessation or abandonment of operations. Calculate a minimum six month direct cost estimate which includes power, supplies, equipment, labor and maintenance.

5. Handling of hazardous materials includes the cost of decontaminating, neutralizing, disposing, treating and/or isolating all hazardous materials used, produced, or stored on the site.

6. Any mitigation measures required in the Plan of Operations must be included in the reclamation cost estimate. Mitigation may include measures to avoid, minimize, rectify and reduce or eliminate the impact, or compensate for the impact.

7. Engineering, design and construction (ED&C) plans are often necessary to provide details on the reclamation needed to contract for the required work. To estimate the cost to develop an ED&C plan use 4-8% of the O&M cost. Calculate the ED&C cost as a percentage of the O&M cost as follows: up to and including $1 million, use 8%; over $1 million to $25 million, use 6%; and over $25 million, use 4%. Inclusion of a line item for the development of an ED&C plan may not be necessary for small operations, such as notice-level exploration. With small, uncomplicated reclamation efforts contracting may be able to proceed without developing an ED&C plan. [ED&C is automatically eliminated if "Notice" is selected on the Property Information Sheet]

8. A contingency cost is included in the reclamation cost estimation to cover unforeseen cost elements. Calculate the contingency cost as a percentage of the O&M cost as follows: up to and including $500,000, use 10%; over $500,000 to $5 million, use 8%; over $5 million to $50 million, use 6%; and greater than $50 million, use 4%. As with the ED&C cost, inclusion of a contingency cost may not be necessary for small operations, such as notice-level exploration.

9. Insurance premiums are calculated at 1.5% of the total labor costs. Enter the premium amount if liability insurance is not included in the itemized unit costs.

10. Federal construction contracts exceeding $100,000 require both a performance and a payment bond (Miller Act, 40 USC 270et seq.). Each bond premium is figured at 1.5% of the O&M cost. Enter the sum of both premium costs on this line.

11. For Federal construction contracts, use 10% of estimated O&M cost for the contractor's profit.

12. To estimate the contract administration cost, use 6 to 10% of the operational and maintenance (O&M) cost. Calculate the contract administration cost as a percentage of the O&M cost as follows: up to and including $1 million, use 10%; over $1 million to $25 million, use 8%; and greater than $25 million use 6%.

13. BLM's indirect cost rate is 21% of BLM's contract administration costs.

Appendix E - Copperstone Reclamation Cost Estimate Ver. 1

Page 2 of 2

2/12/2010

Bond Calculation
Exploration

Exploration - Cost Summary

	Labor	Equipment	Materials	Totals
Hole Abandonment Costs	$0	$0	$0	$0
Trench Backfilling Costs				$0
Subtotal Earthworks	*$0*	*$0*	*$0*	*$0*
Trench Revegetation Costs				$0
Subtotal Revegetation	*$0*	*$0*	*$0*	*$0*
TOTALS	$0	$0	$0	$0

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Exploration hole surface seal thickness: 20.0 ft
Minimum seal above groundwater table: 50.0 ft

Exploration Drillhole Abandonment - User Input

		Hole Plugging							
	Description	Hole Type (select)	Diameter in	Total Number of Holes	Max Holes Open at One Time	Casing to Remove ft	Average Depth of Hole(1) ft bgs	Depth to Water ft bgs	Hole Plug Method (select)
1									

Notes:
1. If core holes are pre-drilled, use length of hole below pre-drilled length

Exploration Trenches - User Input

		Trench Parameters					Backfill			Revegetation		
	Description (required)	Trench Length ft	Trench Depth ft	Trench Bottom Width ft	Trench Sideslope Angle degrees	Additional Hrs for Walk-In (1)	Backfill Material (select)	Cut Material Type (select)	Backfilling Fleet (select)	Seed Mix (select)	Mulch (select)	Fertilizer (select)
1												

1. Include one-way hours necessary to walk equipment in from drop-off point to work area

Exploration Drillhole Abandonment

	Description	Vol/foot of depth ft3	Hole Plugging Material (1)	Total Grout Volume (2) cy	Total Cuttings Volume cy	Total Top Seal Volume (3,4) cy	Total Drillhole Abandon. Hours (6,7) hrs	Casing Removal Labor Cost (5) \$	Casing Removal Equipment Cost \$	Plugging Labor Cost \$	Plugging Equipment Cost \$	Plugging Material Cost \$	Top Seal Material Cost (2,3) \$	Total Cost (6,7) \$
1		0.00												

Notes:

1. Assumes grout backfill from bottom of hole to 50' (15.24m) above static water level, up to distance from top of hole as set above.
2. Assumes 25% loss to formation for grout backfill
3. If "Top Plug" hole plug method is used, assumes physical plug installed without backfill, grout or cement. Not available option for Nevada projects
4. Assumes top 10' (3 m) of hole is plugged with cement if "Grout Only", "Backfill + Grout", or "Cement Plug" hole plug method are chosen.

2/12/2010
Page 1 of 2
Exploration
[illegible]

Bond Calculation
Exploration

5. Assumes that a) casing is not cemented entire length, b) does not include temporary surface casing
6. Assumes minimum 1 hr per hole for abandonment (excluding move-to and casing removal)
7. Assumes fixed hours per hole for setup & tear-down and moving between holes (see Productivty Sheet) per drill hole (includes rig time if grouting required, labor crew only if cuttings backfill only)

Exploration Trenches - Calculations

Exploration Trench Volume Calculation

Dozing & Ripping/Scarifying Calculations

Dozing: Dozing distance = 1/2 trench length or 400 ft (max push) whichever is less
Assumes flat push (grade correction factor = 1)

Revegetation: 10 ft (3 m) added to trench width to account for revegetation under spoil pile

Exploration Trenches - Backfill/Regrading Costs

Productivity = Dozer Productivity x Grade Correction x Density Correction x Operator (0.75) x Material x Visibility x Job Efficiency (0.83)

	Description (required)	Trench Backfill Volume LCY (BCY+30%)	Dozer Push Distance ft	Equipment Productivity yd3/hr	Dozing Material	Density Correction	Backfilling Fleet	Corrected Hourly Productivity yd3/hr	Total Dozer Hours hr	Trench Backfill Labor Cost $	Trench Backfill Equipment Cost $	Total Trench Backfill Cost $
1												

Exploration Trenches - Revegetation Costs

	Description (required)	Surface Area acres	Revegetation Labor Cost $	Revegetation Equipment Cost $	Revgetation Material Cost $	Total Revegetation Cost $
1						

2/12/2010
Copyright © 2004-2008 - SRCE Software All Rights Reserved
Page 2 of 2

Exploration

Bond Calculation
Expl. Roads & Pads

Exploration Roads & Pads - Cost Summary

		Labor	Equipment	Materials	Totals
	Grading Costs			N/A	
	Cover Placement Cost			N/A	$0
	Ripping Cost			N/A	$0
	Subtotal Earthworks	$0	$0		$0
	Revegetation Cost				$0
	TOTALS	$0	$0	$0	$0

Color Code Key

User Input - Direct Input	Direct Input
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell – Formula or Reference

Maximum grade allowed for dozer: 10.0 %

Original slope cutoff to include extra sump volume: 30.0 %

Exploration Roads & Pads - User Input

You must fill in ALL green cells and relevant blue cells in this section for each road

Facility Description		Physical (1)										User Overrides		Growth Media		
Description (required)	ID Code	Underlying Ground Slope % grade	Ungraded Slope _H:1V	Cut Slope degrees	Road + Drill Pad Length ft	Road Width ft	Number of Drill Pads	Individual Sump Volume cy	Drill Pad Width ft	Drill Pad Length ft	Slope Replacement Percent %	Regrade Volume (if calculated elsewhere) cy	Disturbed Area (if calculated elsewhere) acres	Growth Media Thickness in	Distance to Growth Media Stockpile ft	Slope from Road to Stockpile % grade
1																

1. All Physical parameters must be input even if manual overrides for volume or area are used.
2. Sump volume will be applied to all roads on slopes less than show above. On slopes great than shown above pad width (i.e. cut volume) should be adequate to account for sump volume.

Exploration Roads & Pads - User Input (cont.)

You must fill in ALL green cells and relevant blue cells in this section for each road

	Grading				Cover			Revegetation				
Description (required)	Regrade Material (select)	Cut Material Type (select)	Recontouring Equipment Fleet (select)	Additional hrs for Walk-in (1) (select)	Cover Material Type (select)	Cover Placement Equipment Fleet (select)	Additional hrs for Walk-in (1) (select)	Seed Mix (select)	Mulch (select)	Fertilizer (select)	Scarifying/ Ripping? (select)	Ripping Fleet (select)
1											Yes	Small Dozer

1. Include one-way hours necessary to walk equipment in from drop-off point to work area

Exploration Roads & Pads - Calculations

Regrading Volume and Footprint Volume

Will not allow dozer for slopes greater than 30%
For dozer regrading push distance = road width
Assumes dozer push is uphill
Assumes minimum push distance of 100 ft

Ripping/Scarifying Calculations

Minimum 1 hr ripping/scarifying time per area
Number of passes = Final slope length ÷ Grader width
Travel distance = Number of passes x Road length
Total hours = (Travel distance ÷ Grader productivity) + (Number of passes x Grader maneuver time)
For dozer regrading assumes push distance = 3 x road width

Revegetation Calculations

Page 1 of 2

Expl. Roads & Pads

Bond Calculation
Expl. Roads & Pads

Minimum of 1 acre crew time per area

Inputting Exploration Roads and Drill Pads

Exploration Roads & Pads - Regrading Costs

	Description (required)	Total Road Length ft	Total Drill Pad Length ft	Regrading Volume cy	Recontouring Fleet	Equipment Productivity cy/hr	Total Equipment Hours (1) hr	Total Labor Cost $	Total Equipment Cost $	Total Regrading Cost $
1										

(1) Includes walk-in time based on distance and travel speed (see Productivity sheet for speeds)

Exploration Roads & Pads - Growth Media Costs

	Description (required)	Growth Media [illegible]	[illegible]	Productivity LCY/hr	Number of Trucks/ Scrapers	Total Fleet Hours	Total Labor Cost $	Total Equipment Cost $	Total Growth Media Cost $
0									
1									

Exploration Roads & Pads - Scarifying/Revegetation Costs

	Description (required)	Surface Area acres	Ripping Hours hrs	Ripping Equipment Cost $	Ripping Labor Costs $	Total Ripping Costs $	Revegetation Labor Cost $	Revegetation Equipment Cost $	Revegetation Material Cost $	Total Revegetation Cost $
1										

Road Width (w)
Original s
A_1
b_1
c_1
Cut
Cut Slope
B_1
C_1
a_1
a_2
B_2
C_2
b_2
Fill
c_2
A_2
Ungraded slope
Cut-to-Fill pivot point optimized

Disturbed slope length = $c_1 + c_2$
Disturbed footprint width = Disturbed slope length x cos(Original
Disturbed slope area = Disturbed slope length x Road length
Disturbed footprint area = Disturbed footprint width x Road lengt
Assumes 20% swell

Figure 1 - Regrading Volume Calculation

2/12/2010

Page 2 of 2

Expl. Roads & Pads

Bond Calculation
Roads

Roads - Cost Summary

		Labor	Equipment	Materials	Totals
	Grading Costs	$474	$1,178	N/A	$1,652
	Cover Placement Cost			N/A	$0
	Ripping Cost	$7,730	$3,106	N/A	$10,836
	Subtotal Earthworks	$8,204	$4,284		$12,488
	Revegetation Cost	$4,728	$4,061	$24,652	$33,441
	TOTALS	$12,932	$8,345	$24,652	$45,929

Color Code Key	
User Input - Direct Input	Direct Input
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Maximum grade allowed for dozer: 30.0 %

Roads - User Input

You must fill in ALL green cells and relevant blue cells in this section for each road

Facility Description			Physical [1]						User Overrides		Growth Media		
	Description (required)	ID Code	Underlying Ground Slope % grade	Ungraded Slope _H:1V	Cut Slope degrees	Road Width ft	Road Length ft	Slope Replacement Percent %	Regrade Volume (if calculated elsewhere) cy	Disturbed Area (if calculated elsewhere) acres	Growth Media Thickness in	Distance to Growth Media Stockpile ft	Slope from Road to Stockpile % grade
1	Access Road	Main	1.5	1.3	2.5	55	20,571	4%			0	2,500	1
2	Haul Road	Main	1.5	1.3	2.5	110	6,618	8%			0	2,500	5
3	Reclaim to Admin	Main	1.5	1.3	2.5	50	3,315	4%			0	2,500	4
4	MISC Roads	Main	1.5	1.3	2.5	75	1,500	4%			0	2,500	2

(1) All Physical parameters must be input even if manual overrides for volume or area are used.

Roads - User Input (cont.)

		Haul Road Safety Berms				
	Description (required)	Berm Length ft	Berm Height ft	Berm Base Width ft	Berm Sideslope Angle _H:1V	Number of Berms [2] (1 or 2 sides)
1	Access Road	0	0	0	0.0	0
2	Haul Road	5,500	3	5	2.0	1
3	Reclaim to Admin	500	3	5	2.0	2
4	MISC Roads	500	3	5	2.0	2

(2) Enter 1 if berm on only one side of road, 2 if both sides of road are bermed.

Roads - User Input (cont.)

You must fill in ALL green cells and relevant blue cells in this section for each road

		Grading				Growth Media		Revegetation				
	Description (required)	Dozing Material Condition (select)	Cut Material Type (select)	Recontouring Equipment Fleet[3] (select)	No. of Excavators if grade >30% (select)	Growth Media Material Type (select)	Cover Placement Equipment Fleet (select)	Seed Mix (select)	Mulch (select)	Fertilizer (select)	Scarifying/ Ripping? (select)	Ripping Fleet (select)
1	Access Road	1	Clay - Dry	Med Dozer	1	Sandstone	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer
2	Haul Road	1	LS - broken	Med Dozer	1	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer
3	Reclaim to Admin	1	LS - broken	Med Dozer	1	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer
4	MISC Roads	1	LS - broken	Med Dozer	1	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer

(3) If original slope >30% "optimize" option will only select among the excavator options.

Roads - Calculations

2/12/2010
Copyright © 2004-2009 - SRCE Software. All Rights Reserved
Page 1 of 3

Roads

Bond Calculation
Roads

Regrading Volume and Footprint Volume

Will not allow dozer for slopes greater than 30%
For dozer regrading push distance = road width
Assumes dozer push is uphill
Assumes minimum push distance of 100 ft

Safety Berm Volume Calculation

Total berm volume doubled if both sides of road are bermed.
If length of berm on each side of road is different, input total length of both berms and input 1 for number of sides.

Ripping/Scarifying Calculations

Minimum 1 hr ripping/scarifying time per area
Number of passes = Final slope length ÷ Grader width
Travel distance = Number of passes x Road length
Total hours = (Travel distance ÷ Grader productivity) + (Number of passes x Grader maneuver time)
For dozer regrading assumes push distance = 3 x road width

Revegetation Calculations

Minimum of 1 acre crew time per area

Roads - Regrading Costs

	Description (required)	Regrading Volume cy	Recontouring Fleet	Fleet Productivity cy/hr	Total Fleet Hours hr	Total Labor Cost $	Total Equipment Cost $	Total Regrading Cost $
1	*Access Road*	231	Med Dozer	651	1.0	$71	$176	$247
2	*Haul Road*	2,123	Med Dozer	569	3.7	$261	$650	$911
3	*Reclaim to Admin*	309	Med Dozer	623	1.0	$71	$176	$247
4	*MISC Roads*	309	Med Dozer	623	1.0	$71	$176	$247
		2,972			6.7	**$474**	**$1,178**	**$1,652**

Roads - Growth Media Costs

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved
Page 2 of 3
Roads

Bond Calculation
Roads

	Description (required)	Growth Media Volume	Growth Media Replacement Fleet	Fleet Productivity	Number of Trucks/ Scrapers	Total Fleet Hours	Total Labor Cost	Total Equipment Cost	Total Topsoiling Cost
		cy		LCY/hr			$	$	$
1	Access Road								
2	Haul Road								
3	Reclaim to Admin								
4	MISC Roads								

Road Width (w)
Original slope
A1
b1
c1
Cut
B1
C1
Cut Slope
a2
B2
C2
Fill
b2
Cut-to-Fill pivot point optimized

Roads - Scarifying/Revegetation Costs

	Description (required)	Surface Area	Final [illegible]	[illegible]	Ripping [illegible]	Ripping Costs	Total Ripping Costs	Labor Cost	Equipment Cost	[illegible] Material Cost	Total Revegetation Cost
		acres				$	$	$	$	$	$
1	Access Road	32.0[illegible]		[illegible]	$4,111	$1,652	$5,763	$2,502	$2,149	$13,048	$17,699
2	Haul Road	[illegible]		[illegible]	$2,653	$1,066	$3,719	$1,610	$1,383	$8,396	$11,389
3	Reclaim to Admin	[illegible]		3.2	$562	$226	$788	$367	$315	$1,911	$2,593
4	MISC Roads	[illegible]		2.3	$404	$162	$566	$249	$214	$1,297	$1,760
				44.0	$7,730	$3,106	$10,836	$4,728	$4,061	$24,652	$33,441

2/12/2010

Copyright © 2004-2008 - SRCE Software. All Rights Reserved.

Page 3 of 3
Roads

Bond Calculation
Pits

Pits - Cost Summary

		Labor	Equipment	Materials	Totals
	Safety Berm Construction Cost	$71	$176	N/A	$247
	Safety Berm Revegetation Cost	$78	$67	$257	$402
	TOTALS	$149	$243	$257	$649

Color Code Key	
User Input - Direct Input	Direct Input
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Standardized Data (cannot override)	Standardized Data
Program Calculated Value	Locked Cell - Formula or Reference

Pits - User Input

	Description (required)	ID Code	Pit Berms: Berm (or Highwall) Length ft	Berm Height ft	Berm Base Width ft	Berm Sideslope Angle _H:1V	Berm Construction: Berm Material Type (select)	Berm Construction Equipment Fleet (select)	Revegetation: Seed Mix (select)	Mulch (select)	Fertilizer (select)
1	Road Closures		250	5	10	1.3	Stone - crushe	Medium	Mix 4	Hydro Mulch	None

Pits - Calculations

Safety Berm Volume Calculation

Productivity assumes push distance of:
100 feet

Revegetation Calculations

Dozer:
Length x (Berm Base Width + Dozer Push Distance) - accounts for disturbance created in borrow area
Minimum 1 acre revegetation crew time per area

Pits - Safety Berm Construction Costs

	Description (required)	Safety Berm: Safety Berm Volume cy	Selected Fleet	Corrected Fleet Productivity cy/hr	Total Hours	Safety Berm Labor Cost $	Safety Berm Equipment Cost $	Total Safety Berm Cost $
1	Road Closures	231	Medium (D8R)	620	1.0	$71	$176	$247
		231			1.0	$71	$176	$247

Pits - Safety Berms - Revegetation Costs

	Description (required)	Flat Area acres	Revegetation Labor Cost $	Revegetation Equipment Cost $	Revegetation Material Cost $	Total Revegetation Cost $
1	Road Closures	0.6	$78	$67	$257	$402
		0.6	$78	$67	$257	$402

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved
Page 1 of 1

Pits

Bond Calculation
Underground Openings

Underground Openings Cost Summary

		Labor	Equipment	Materials	Totals
	Adit and Decline Plugging	$26,133	$5,025	$9,100	$40,268
	Shaft Backfill/Cover	$510	$1,036	N/A	$1,546
	Shaft Capping	$5,394	$397	$2,787	$8,577
	TOTALS	$32,037	$6,458	$11,887	$50,381

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Adits, Declines and Portals - User Input

			Physical Characteristics				Backfill Material			
	Description (required)	ID Code	Height ft	Width ft	Backfill Plug Type	Distance to Bulkhead ft	Backfill Material (select)	Backfill Material Type (select)	Distance to Backfill Borrow ft	Slope from Adit to Borrow Area % grade
1	*Main Adit*		*15*	*15*	Concrete + R	*50*	1.2	LS - broken	*450*	*7*
2	*Year 4 Adit*		*15*	*15*	Concrete + R	*50*	1.2	LS - broken	*200*	*5*
3	*Year 6 Adit*		*15*	*15*	Concrete + R	*50*	1.2	LS - broken	*100*	*4*
4	*Year 6 - Escapeway*		*15*	*15*	Concrete + R	*50*	1.2	LS - broken	*100*	*4*

Notes: 1) Foam (adit) option is for smaller openings that can be plugged with simple forms and a 5' thick plug.
2) Foam (production) option is for larger production openings (declines, etc.) and requires larger form construction and minimum 10' thick plug.
3) All foam plugs include minimum 15' of backfill from opening to plug.
4) Bat gate option is for small openings and the material cost is the same for any size opening.

Shaft Openings - User Input

You must fill in ALL green cells and relevant blue cells in this section for each shaft

			Physical Characteristics			Backfill or Foundation Cover				
	Description (required)	ID Code	Diameter ft	Shaft Depth (for backfill method) ft	Backfill Plug Type (select)	Cover Material Type (select)	Cover/ Backfill Fleet (select)	Thickness (if not complete backfill) ft	Distance to Backfill Borrow ft	Slope from Shaft to Borrow Area % grade
1	*Vent Shaft*		*10*	*640*	Concrete Cap	LS - broken	Small Truck	*50*	*650*	*2*
2	*Vent Shaft - 2*		*10*	*640*	Concrete Cap	LS - broken	Small Truck	*50*	*500*	*2*

Underground Openings - Calculations

Adits, Declines and Portals - Volume Calculations

Concrete Cover/Bulkhead Volume Calculation

Using Means Heavy Construction Cost Data (2004)
Estimate cover/bulkhead thickness
Assumes that all concrete works are reinforced
Productivity for crew from Means Heavy Construction Cost Data (2004) adjusted for supervision (addressed in Misc. Costs) and Davis-Bacon Wage Rates
Assumes 18 in (45 cm) thick slab

Backfill Calculations

Uses 1 large and 1 small dozer for adit backfill
Assumes max 400 foot (122 m) push
Assumes average operator and 50 min/hr availability

2/12/2010
Copyright © 1996-2006 SRCE Software. All Rights Reserved
Page 1 of 2
Underground Openings

Bond Calculation
Underground Openings

Uses truck & loader load, haul place fleets for shafts
Concrete cap will be 1.5 feet (45 cm) thick, reinforced, structually supported.
If concrete cap is used, assume 10 feet (3 m) of rock backfill on top of cap.
Assumes that all concrete works are reinforced
If backfill is used, assume overfill by 5 feet (1.5 m)
Carpenter D-B rate incl Fringe $65.74 per hour

Shaft Volume Calculations

Width (W)
Height (H)
Thickness of Bulkhead (B)
Depth to Bulkhead (D)

Adits, Declines and Portals Plugging

Uses RS Means Heavy Construction Cost Data for bu... ws

	Description (required)	cy	Backfill cy					Backfill or Foam (1) Total Labor Cost $	Total Equipment Cost $	Material (Foam) Cost $	Total Backfill Cost $	Bat Gate or Culvert (2,3,4) Total Labor Cost $	Total Equipment Cost $	Total Material Cost $	Total Bat Gate Cost $	Total Costs Total Labor Cost $	Total Equipment Cost $	Total Material Cost $	Total Plugging Costs $
1	Main Adit	13	417					$452	$1,070		$1,522					$6,650	$1,532	$2,275	$10,457
2	Year 4 Adit	13	417					$325	$769		$1,094					$6,523	$1,231	$2,275	$10,029
3	Year 6 Adit	13	417					$282	$669		$951					$6,480	$1,131	$2,275	$9,886
4	Year 6 - Escapeway	13	417					$282	$669		$951					$6,480	$1,131	$2,275	$9,886
		52		$24,792	$1,848	$8,100	$36,740	$1,341	$3,177		$4,618					$28,133	$5,025	$8,100	$40,258

Notes:
1) Foam costs include 1 hour move to and setup + 1 hr. minimum crew time
2) Assumes 1 hr walk-in/walk-out time for equipment
3) Batgate assumes 8 hr install time each
4) Bat culv ... day (i.e. backfilling hours = 8 hrs).

Shaft Plugging

	Description (required)	Cover Area ft2	Backfill or Cover Volume cy	Cover/Cap Total Labor Cost $			Total Shaft Cap Cost $	Backfill/Cover Total Labor Cost $	Total Equipment Cost $	Total Backfill Cost $
1	Vent Shaft	79	146	$2,697	$198	$1,383	$4,278	$255	$518	$773
2	Vent Shaft - 2	79	146	$2,697	$198	$1,404	[illegible]	$255	$518	$773
		158	292	$5,394	$397	$2,787	$8,577	$510	$1,036	$1,646

Cross-Sectional Area (A) = $W \times H$
Volume of Concrete Bulkhead = $A \times B$
Volume of Backfill = $A \times D$

3/12/2010

Copyright © 2004-2008 - SRCE Software All Rights Reserved

Page 2 of 2
Underground Openings

Bond Calculation
Process Ponds

Process Ponds - Cost Summary

	Labor	Equipment	Materials	Totals
Backfilling Costs	$15,191	$48,833	N/A	$64,024
Growth Media Placement Costs			N/A	$0
Liner Cutting & Folding Costs	$51,045	$20,781		$71,826
Subtotal Earthworks	*$66,236*	*$69,614*	*$0*	*$135,850*
Revegetation Costs	$265	$228	$1,383	$1,876
TOTALS	$66,501	$69,842	$1,383	$137,726

Color Code Key

User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Process Ponds - User Input

You must fill in ALL green cells and relevant blue cells in this section for each pond

			Pond Dimensions (1)					Backfill (1)				Growth Media		
	Description (required)	ID Code	Pond Length ft	Pond Width ft	Pond Depth ft	Pond Sideslope Angle _H:1V	Disturbed Area (if calculated elsewhere) acres	Percent Backfill (100% if blank)	Distance from Backfill Borrow ft	Slope from Facility to Borrow Area % grade	Pond Volume (if calculated elsewhere) cy	Growth Media Thickness in	Distance from Growth Media Stockpile ft	Slope from Facility to Stockpile % grade
1	*Reclaim Pond*		325	450	12	3.0		100%	150	1		0	0	0

(1) All Pond Dimension and Backfill parameters must be input even if manual overrides for volume or area are used.

Process Ponds - User Input (cont.)

		Liner	Backfill		Growth Media		Revegetation		
	Description (required)	Crew Cut & Fold Time hrs	Backfill Material Type (select)	Backfill Equipment Fleet (select)	Growth Media Material Type (select)	Growth Media Placement Equipment Fleet (select)	Seed Mix (select)	Mulch (select)	Fertilizer (select)
1	*Reclaim Pond*	300	LS - broken	Large Dozer	LS - broken	Large Truck	Mix 4	Hydro Mulch	None

Process Ponds - Calculations

Pond Volume Calculation

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved.
Page 1 of 2

Process Ponds

Bond Calculation
Process Ponds

Revegetation Calculations

Minimum 1 acre revegetation crew time per area

Process Ponds - Liner Cutting and Folding

	Description (required)		Total Labor	Total Equipment	Total Liner
1	Reclaim Pond				

Process Ponds - Backfill and Growth

	Description (required)		Total Labor Cost $	Total Equipment Cost $	Total Topsoiling Cost $
0					
1	Reclaim Pond				$0

Process Ponds - Revegetation Costs

	Description (required)
1	Reclaim Pond

B
Length = L_1
Volume = V_2 (x 2)
Volume = V_3 (x 4)
Volume = V_1
Width = W_1
W_3
A
A'

2/12/2010
Copyright © 2006-2010 ... All Rights Reserved
Page 2 of 2
Process Ponds

Bond Calculation
Heap Leach

Heap Leach Pads - Cost Summary

	Labor	Equipment	Materials	Totals
Grading Costs			N/A	$0
Cover Placement Cost			N/A	$0
Topsoil Placement Cost			N/A	$0
Ripping/Scarifying Cost			N/A	$0
Subtotal Earthworks	$0	$0	$0	$0
Revegetation Cost				$0
TOTALS	$0	$0	$0	$0

Color Code Key

User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Heap Leach Pads - User Input

You must fill in ALL green cells and relevant blue cells in this section for each heap, lift or heap category

			Physical [1]									Cover(lower layer)				Growth Media			
	Description (required)	ID Code	Underlying Ground Slope % grade	Ungraded Slope _H:1V	Final Slope _H:1V	Final Top Slope % grade	Lift (heap) Height ft	Mid-Bench Length ft	Average Flat Area Long Dimension (ripping distance) ft	Final (Regraded) Heap Footprint acres	Regrade Volume (if calculated elsewhere) cy	Cover Thickness Slopes in	Cover Thickness Flat Areas in	Distance from Cover Borrow ft	Slope from Heap to Cover Borrow % grade	Slope Growth Media Thickness in	Flat Area Growth Media Thickness in	Distance from Growth Material Stockpile ft	Slope from Heap to Stockpile % grade
1																			

Notes:
(1) All Physical parameters must be input even if manual overrides for volume or area are used.

Heap Leach Pads - User Input (cont.)

You must fill in ALL green cells and relevant blue cells in this section for each heap, lift or heap category

		Grading				Cover		Growth Media		Revegetation								
	Description (required)	Dozing Material (select)	Heap Material Type (select)	Grading Equipment Fleet (select)	Slot/ Side-by-Side (select)	Cover Material Type (select)	Cover Placement Equipment Fleet (select)	Growth Media Material Type (select)	Growth Media Equipment Fleet (select)	Seed Mix Slopes (select)	Seed Mix Flat Areas (select)	Mulch Slopes (select)	Mulch Flat Areas (select)	Fertilizer Slopes (select)	Fertilizer Flat Areas (select)	Slope Scarify/ Rip? (select)	Flat Area Scarify/ Rip? (select)	Scarifying/ Ripping Fleet (select)
1																		

Heap Leach Pads - Calculations

Regrading Volume Calculation

Final Slope Area and Footprint Area Calculations

Regrading Push Distance Calculation

dozing distance: based on 2/3 final cut slope + 2/3 final fill slope (minimum = 50 ft)

Drainage Channel Calculations

Use when existing heap material is not suitable drain rock
Assume to be constructed in existing solution channels
Assume 2H:1V ditch sideslopes
Drain rock assumed to be Gravel - Dry at 2,550 lb/cy (1,510 kg/m3) from CAT Handbook 35th Ed.

2/12/2010
Copyright © 2004-2008 SRCE Software. All Rights Reserved
Page 1 of 2

Heap Leach

Bond Calculation
Heap Leach

Ripping/Scarifying Calculations

Minimum 1 hr ripping/scarifying per area

Slopes:

Number of passes = Final slope length ÷ Grader width
Travel distance = Number of passes x Mid-bench length
Total hours = (Travel distance ÷ Grader productivity) + (Number of passes x Grader maneuver time)

Flat Areas:

Flat area width = Final flat area ÷ Average long dimensions
Number of passes = Flat area width ÷ Grader width
Travel distance = Number of passes x Average long dimensions
Total hours = (Travel distance ÷ Grader productivity) + (Number of passes x Grader maneuver time)

Revegetation: Minimum 1 acre revegetation crew time per area

Heap Leach Pad - Regrading Costs

Productivity = Dozer Productivity x Grade Correction x Density Correction x Operator (0.75) x Material x Visibility x Job Efficiency (0.83) x (Slot/Side-by-Side)

	Description (required)	Regrading Volume cy	Dozing Distance (see above) ft	Uncorrected Dozer Productivity cy/hr	Grade Correction	Dozing Material	Density Correction	Side-by-Side or Slot Dozing	Total Hourly Productivity cy/hr	Total Dozer Hours hr	Total Labor Cost $	Total Equipment Cost $	Total Regrading Cost $
1													

Heap Leach Pad - Cover and Growth Media Costs

	Total Labor Cost $	Total Equipment Cost $	Total Topsoiling Cost $
1			

Heap Leach

	Total Revegetation Cost $
1	

S_T (Top Slope)
b_2
C_2
A_2
Cut
a_2
c_2
B_2
h (Lift Height)
Cut-to-Fill pivot point optimized

Final slope lengt
Final slope area
Final lift height (l
Final slope widt
Final slope footp
Final flat area =

2/12/2010

Copyright © 1996-2010 - SRCE Software. All Rights Reserved

Page 2 of 2

Heap Leach

Bond Calculation
Waste Rock Dumps

Waste Rock Dumps - Cost Summary

		Labor	Equipment	Materials	Totals
	Grading Costs	$804	$2,002	N/A	$2,806
	Cover Placement Cost			N/A	$0
	Topsoil Placement Cost			N/A	$0
	Scarifying Cost	$2,337	$939	N/A	$3,276
	Subtotal Earthworks	*$3,141*	*$2,941*	*$0*	*$6,082*
	Revegetation Cost	$1,353	$1,163	$7,054	$9,570
	TOTALS	$4,494	$4,104	$7,054	$15,652

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Waste Rock Dumps - User Input

You must fill in ALL green cells in this section for each dump, lift or dump category

	Description (required)	ID Code (optional)	Physical									Cover (upper layer)				Growth Media			
			Underlying Ground Slope % Grade	Ungraded Slope _H:1V	Final Slope _H:1V	Final Top Slope % Grade	Lift (dump) Height ft	Mid-Bench Length ft	Average Flat Area Long Dimension (ripping distance) ft	Final (Regraded) Dump Footprint acres	Regrade Volume (1) (if calculated elsewhere) cy	Cover Thickness Slopes in	Cover Thickness Flat Areas in	Distance from Cover Borrow ft	Slope from Dump to Cover Borrow % grade	Slope Growth Media Thickness in	Flat Area Growth Media Thickness in	Distance from Growth Media Stockpile ft	Slope from Dump to Stockpile % grade
1	*Main Dump - North*		*1.0*	*1.0*	*3.0*	*1*	*100.0*	*50.0*	*425.0*	*12.1*		*0.0*	*0.0*	*200*	*1*	*0.0*	*0.0*	*1,500*	*7*
2	*Main Dump - South*		*1.0*	*1.0*	*3.0*	*1*	*100.0*	*50.0*	*325.0*	*4.5*		*0.0*	*0.0*	*200*	*1*	*0.0*	*0.0*	*1,500*	*7*

(1) All Physical parameters must be input even if manual overrides for volume is used.

Waste Rock Dumps - User Input (cont.)

You must fill in ALL green cells and relevant blue cells in this section for each dump, lift or dump category

	Description (required)	Grading				Cover		Growth Media		Revegetation								
		Dozing Material Condition (select)	Dump Material Type (select)	Grading Equipment Fleet (select)	Slot/Side-by-Side (select)	Cover Material Type (select)	Cover Placement Equipment Fleet (select)	Growth Media Material Type (select)	Growth Media Equipment Fleet (select)	Seed Mix Slopes (select)	Seed Mix Flat Areas (select)	Mulch Slopes (select)	Mulch Flat Areas (select)	Fertilizer Slopes (select)	Fertilizer Flat Areas (select)	Slope Scarify/ Rip? (select)	Flat Area Scarify/ Rip? (select)	Scarify/ Ripping Fleet (select)
1	*Main Dump - North*	1.0	LS - broken	Medium	Yes	LS - broken	Large Truck	LS - broken	Large Truck	Mix 4	Mix 4	Hydro Mulch	Hydro Mulch	None	None	Yes	Yes	Med Dozer
2	*Main Dump - South*	1.0	LS - broken	Medium	Yes	LS - broken	Large Truck	LS - broken	Large Truck	Mix 4	Mix 4	Hydro Mulch	Hydro Mulch	None	None	Yes	Yes	Med Dozer

Waste Rock Dumps - Calculations

Regrading Volume Calculation

Final Slope Area and Footprint Area Calculations

Regrading Push Distance Calculation

dozing distance: based on 2/3 final cut slope + 2/3 final fill slope (minimum = 50 ft)

Ripping/Scarifying Calculations

Minimum 1 hr ripping/scarifying time per dump

2/12/2010
Page 1 of 2
Waste Rock Dumps
Copyright © 2001-2008 - SRCE Software. All Rights Reserved.

Bond Calculation
Waste Rock Dumps

Slopes:

Number of passes = Final slope length ÷ Grader width
Travel distance = Number of passes x Mid-bench length
Total hours = (Travel distance ÷ Grader productivity) + (Number of passes x Grader maneuver time)
Minimum 1 hr

Flat Areas:

Flat area width = Final flat area ÷ Average long dimensions
Number of passes = Flat area width ÷ Grader width
Travel distance = Number of passes x Average long dimensions
Total hours = (Travel distance ÷ Grader productivity) + (Number of passes x Grader maneuver time)

Revegetation: Minimum 1 acre revegetation crew time per area

Waste Rock Dumps - Regrading Costs

Productivity = Dozer Productivity x Grade Correction x Density Correction x Operator (0.75) x Material x Visibility x Job Efficiency (0.83) x (Slot/Side-by-Side)

	Description (required)	Regrading Volume cy	Dozing Distance (see above) ft	Uncorrected Dozer Productivity cy/hr	Grade Correction	Dozing Material	Density Correction	Side-by-Side or Slot Dozing	Total Hourly Productivity cy/hr	Total Dozer Hours hr	Total Labor Cost $	Total Equipment Cost $	Total Regrading Cost $
1	*Main Dump - North*	4,726	151	794	1.60	1.00	0.88	1.2	835	5.7	$402	$1,001	$1,403
2	*Main Dump - South*	4,726	151	794	1.60	1.00	0.88	1.2	835	5.7	$402	$1,001	$1,403
		9,452								11.4	**$804**	**$2,002**	**$2,806**

Waste Rock Dumps - Cover and Growth Media Costs

		Cover (lower layer)	Growth Media Placement	Total Equipment Cost $	Total Topsoil Cost $
1	*Main D*				
2	*Main D*				

Waste Ro

1	*Main D*	5,881
2	*Main D*	4,689
		9,670

S_T (Top Slope)
b_2
C_2
A_2
Cut
a_2
c_2
h (Lift Height)
B_2
Cut-to-Fill pivot point optimized
B_1
S_O (Original slope)

Final slope length = c
Final slope area = Fir
Final lift height (h_{final})
Final slope width (d) =
Final slope footprint =
Final flat area = Final

2/12/2010
Copyright © 2004-2010 - SRCE Software. All Rights Reserved
Page 2 of 2

Waste Rock Dumps

Bond Calculation
Landfills

Landfills - Cost Summary

	Labor	Equipment	Materials	Totals
Grading Costs				$0
Cover Placement Cost			N/A	$0
Topsoil Placement Cost			N/A	$0
Ripping Cost			N/A	$0
Subtotal Earthworks	*$0*	*$0*	*$0*	*$0*
Revegetation Cost				$0
TOTALS	$0	$0	$0	$0

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Landfills - User Input

You must fill in ALL green cells and relevant blue cells in this section for each landfill

		Physical (1)			Cover (lower layer)			Growth Media (upper layer)		
Description (required)	ID Code	Final Landfill Footprint acres	Average Long Dimension (ripping distance) ft	Regrade Volume (calculated elsewhere) cy	Cover Thickness in	Distance from Cover Borrow ft	Slope from Landfill to Cover Borrow % grade	Growth Media Thickness in	Distance from Growth Media Stockpile ft	Slope from Landfill to Stockpile % grade
1										

(1) All Physical parameters must be input even if manual overrides for volume or area are used.

Landfills - User Input (cont.)

You must fill in ALL green cells and relevant blue cells in this section for each landfill

	Grading				Cover		Growth Media		Revegetation				
Description (required)	Dozing Material (select)	Landfill Material Type (select)	Grading Equipment Fleet (select)	Slot/ Side-by-Side (select)	Cover Material Type (select)	Cover Placement Equipment Fleet (select)	Growth Media Material Type (select)	Growth Media Equipment Fleet (select)	Seed Mix (select)	Mulch Type (select)	Fertilizer (select)	Scarify/ Rip? (select)	Scarifying/ Ripping Fleet (select)
1													

Landfills - Calculations

Dozing, Ripping/Scarifying & Revegetation Calculations

Dozing: Dozing distance = 2/3 the area width up to 2/3 of the 600 feet maximum from Catepillar Handbook or 400 feet
Assumes flat push (grade correction factor = 1)
Minimum 1 hr per area

Ripping: Flat area width = Final flat area ÷ Average long dimensions
Number of passes = Flat area width ÷ Grader width
Travel distance = Number of passes x Average long dimensions
Total hours = (Travel distance ÷ Grader productivity) + (Number of passes x Grader maneuver time)
Minimum 1 hr per area

2/12/2010
Page 1 of 2
Landfills
Copyright © 2001 - 2003 - SRCE Software. All Rights Reserved.

Bond Calculation
Landfills

Revegetation: Minimum 1 acre revegetation crew time per area

Landfills - Regrading Costs

Productivity = Dozer Productivity x Density Correction x Operator (0.75) x Material x Visibility x Job Efficiency (0.83) x (Slot/Side-by-Side)

	Description (required)	Regrading Volume cy	Dozing Distance (see above) ft	Uncorrected Dozer Productivity cy/hr	Dozing Material	Density Correction	Side-by-Side or Slot Dozing	Total Hourly Productivity LCY/hr	Total Dozer Hours hr	Total Labor Cost $	Total Equipment Cost $	Total Regrading Cost $
1								Select Fleet	Select Fleet	Select Fleet	Select Fleet	

Landfills - Cover and Growth Media Costs

	Description (required)	Cover Placement								Growth Media Placement							
		Cover Volume ft	Cover Replacement Fleet	Fleet Productivity LCY/hr	Number of Trucks/ Scrapers	Total Fleet Hours	Cover Labor Cost $	Cover Equipment Cost $	Total Cover Cost $	Growth Media Volume ft	Growth Media Replacement Fleet	Fleet Productivity LCY/hr	Number of Trucks/ Scrapers	Total Fleet Hours	Total Labor Cost $	Total Equipment Cost $	Total Topsoiling Cost $
1																	

Landfills - Scarifying/Revegetation Costs

	Description (required)	Final Area acres	Long Dimension ft	Scarifying/ Ripping Hours hrs	Scarifying/ Ripping Equipment Cost $	Scarifying/ Ripping Labor Costs $	Total Scarifying/ Ripping Costs $	Revegetation Labor Cost $	Revegetation Equipment Cost $	Revgetation Material Cost $	Total Revegetation Cost $
1											

2/12/2010
Copyright © 2001 - 2003 - SRCE Software. All Rights Reserved.
Page 2 of 2

Landfills

Bond Calculation
Tailings

Tailings - Cost Summary

	Labor	Equipment	Materials	Totals
Tailings Surface Grading Cost			N/A	$0
Cover Placement Cost	$72,907	$256,754	N/A	$329,661
Topsoil Placement Cost			N/A	$0
Ripping Costs	$2,760	$6,869	N/A	$9,628
Subtotal Earthworks	*$75,667*	*$263,623*	*$0*	*$339,290*
Revegetation Cost	$4,290	$3,686	$22,370	$30,346
TOTALS	**$79,957**	**$267,308**	**$22,370**	**$369,636**

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Tailings - User Input

You must fill in ALL green cells and relevant blue cells in this section for each tailings impoundment

			Physical					Cover (lower layer)				Growth Media (upper layer)			
	Description (required)	ID Code	Final (Regraded) Embankment Slope _H:1V	Final Embankment Height ft	Final Tailings Surface Area acres	Mid-Embankment or Ripping Length ft	Surface Regrade Volume (calculated elsewhere) cy	Embankment Cover Thickness in	Tailings Surface Cover Thickness in	Distance from Cover Borrow ft	Slope from Tailings to Borrow % grade	Embankment Growth Media Thickness in	Tailings Surface Growth Media Thickness in	Distance from Growth Material Stockpile ft	Slope from Tailings to Stockpile % grade
1	*Tailings*		*3.0*	*12*	*54.9*	*100*	*0*	*12*	*30*	*500*	*2*	*0*	*0*	*0*	*0*

Notes:

Tailings - User Input (cont.)

You must fill in ALL green cells and relevant blue cells in this section for each tailings impoundment

Revegetation		Grading		Cover		Growth Media		Revegetation								
	Description (required)	Grading Equipment Fleet (select)	Slot/Side-by-Side (select)	Cover Material Type (select)	Cover Placement Equipment Fleet (select)	Growth Media Material Type (select)	Growth Media Equipment Fleet (select)	Seed Mix Embankment Slope (select)	Seed Mix Tailings Surface (select)	Mulch Embankment Slopes (select)	Mulch Tailings Surface (select)	Fertilizer Embankment Slopes (select)	Fertilizer Tailing Surface (select)	Embankment Slope Scarify/ Rip? (select)	Tailings Surface Scarify/ Rip? (select)	Scarifying/ Ripping Fleet (select)
1	*Tailings*	Medium	Yes	Stone - crush	Large Truck	LS - broken	Large Truck	Mix 4	Mix 4	Hydro Mulch	Hydro Mulch	None	None	Yes	Yes	Med Dozer

Tailings - Calculations

Surface Area Calculations

Top Surface Area provided by user

Grading Calculations

Grading assumed on impoundment surface only, not embankment
Average push distance assumed to be 2/3 of the 600 feet maximum from Catepillar Handbook or 400 feet
Material assumed to be loose stockile (1.2 productivity factor)
Dozing density correction based on dry sand = 2300/2400 = 0.96
Slope assumed to be 0 to 5% (1.0 productivity factor)

Ripping/Scarifying/Revegetation Calculation

Minimum 1 hr ripping/scarifying per area
Minimum 1 acre revegetation crew time per area

Regrading Volume Calculation

2/12/2010
Copyright © 2004 - 2008 - SRCE Software. All Rights Reserved
Page 1 of 2

Tailings

Bond Calculation
Tailings

Final Slope Area and Footprint Area Calculations

Regrading Push Distance Calculation

Tailings - Surface Regrading Costs

Productivity = Dozer Productivity x Grade Correction x Density Correction x Operator (0.75) x Material x Visibility x Job Efficiency (0.83) x (Slot/Side-by-Side)

	Description (required)	Regrading Volume	Dozing Distance (see above)	Uncorrected Dozer Productivity	Grade Correction	Density Correction	Dozing Material	Side-by-Side or Slot Dozing	Total Hourly Productivity cy/hr	Total Dozer Hours hr	Total Labor Cost $	Total Equipment Cost $	Total Regrading Cost $
1	Tailings												

Tailings - Cover and

	Description (required)	Total Labor Cost $	Total Equipment Cost $	Total Cover Placement Cost $	Growth Media Volume cy	Growth Media Placement Fleet	Growth Media Fleet Productivity LCY/hr	Number of Trucks/ Scrapers	Total Fleet Hours	Total Labor Cost $	Total Equipment Cost $	Total Topsoil Placement Cost $
					Growth Media Placement							
1	Tailings	$72,907	$256,754	$329,661	0							$0
		$72,907	$256,754	$329,661								

Tailings - Scarifying/Rev

	Description (required)	Slope acres	Slope Scarifying/ Ripping Hours hrs	Flat Area Scarifying/ Ripping Hours hrs	Scarifying/ Ripping Labor Cost $	Scarifying/ Ripping Equipment Cost $	Total Scarifying/ Ripping Cost $	Revegetation Labor Cost $	Revegetation Equipment Cost $	Revgetation Material Cost $	Total Revegetation Cost $
1	Tailings	0.1	0.1	39.0	$2,760	$6,869	$9,629	$4,290	$3,665	$22,370	$30,345
		0.1	0.1	39.0	$2,760	$6,869	$9,629	$4,290	$3,665	$22,370	$30,345

Tailings Surface
(includes embankment crest)
Embankment
Slope

Figure 1 - Surface Areas

2/12/2010

Copyright © 2004 - 2008 - SRCE Software All Rights Reserved

Page 2 of 2

Tailings

Bond Calculation
Foundations & Buildings

Buildings & Foundation Demolition Cost Summary

	Labor	Equipment	Materials	Totals
Building Demolition Cost	$44,880	$36,184	N/A	$81,064
Wall Demolition Cost	$59,697	$7,371	N/A	$67,068
Slab Demolition	$1,815	$4,176	N/A	$5,991
Subtotal Demolition	*$106,392*	*$47,731*	*$0*	*$154,123*
Cover Placement Cost	$1,188	$4,194	N/A	$5,382
Growth Media Placement Cost			N/A	$0
Ripping Cost	$1,616	$650	N/A	$2,266
Subtotal Earthworks	*$2,804*	*$4,844*	*$0*	*$7,648*
Revegetation Cost	$819	$706	$4,271	$5,796
TOTALS	$110,016	$53,281	$4,271	$167,567

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Minimum thickness of cover over unbroken slab: 5.0 ft

Buildings & Foundation - User Input

You must fill in ALL green cells and relevant blue cells in this section for each building or facility

	Description (required)	ID Code	Physical Characteristics: Length ft	Width ft	Eve Height ft	Slab Thickness in	Wall Thickness in	Foundation Wall Height ft	Average Flat Area Long Dimension (ripping distance) ft	Building Area Footprint (including surrounding facilities) acres	Foundation Cover [1]: Foundation Cover Thickness in	Distance from Foundation Cover Borrow Area ft	Slope from Facility to Borrow Area % grade	Growth Media [1] (entire footprint): Growth Media Thickness in	Distance from Growth Media Stockpile ft	Slope from Facility to Stockpile % grade
1	*Main Shop*		75	100	25	12	6	2	100	1.50	12	200	1	0	0	0
2	*Plant*		75	100	3	12	6	2	100	2.50	12	400	1	0	0	0
3	*Assay Laboratory*		50	75	10	8	6	1	100	1.50	12	500	1	0	0	0
4	*Office*		50	50	10	8	6	1	100	1.50	12	400	1	0	0	0
5	*Crusher*		50	50	2	12	6	5	100	2.50	12	100	1	0	0	0
6	*Water Tank*		40	40	2	12	6	1	100	1.00	12	400	1	0	0	0

Notes:
1. Foundation cover only calculated to cover slab. Growth media estimated over entire footprint area

Buildings & Foundation - User Input (cont.)

You must fill in ALL green cells and relevant blue cells in this section for each building or facility

	Description (required)	Construction Materials: Building Type (select)	Foundation Wall Type (select)	Slab Demolition: Slab Demo Method (select)	Slab Breaking Equipment Fleet (select)	Foundation Cover: Cover Material Type (select)	Cover Placement Equipment Fleet (select)	Growth Media: Growth Media Material Type (select)	Growth Media Placement Equipment Fleet (select)	Revegetation: Seed Mix (select)	Mulch (select)	Fertilizer (select)	Scarify/ Rip? (select)	Ripping Fleet (select)
1	*Main Shop*	Lg. steel	o 6 in (16 cm) t	Break & bury	Med Excavator	LS - broken	Large Truck	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer
2	*Plant*	Lg. concrete	o 6 in (16 cm) t	Break & bury	Med Excavator	LS - broken	Large Truck	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer
3	*Assay Laboratory*	Lg. mixed	o 6 in (16 cm) t	Break & bury	Med Excavator	LS - broken	Large Truck	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer
4	*Office*	Sm. wood	o 6 in (16 cm) t	Break & bury	Med Excavator	LS - broken	Large Truck	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer
5	*Crusher*	Lg. concrete	o 12 in (30 cm) t	Bury in place	Med Excavator	LS - broken	Large Truck	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer
6	*Water Tank*	Lg. steel	o 12 in (30 cm) t	Break & bury	Med Excavator	LS - broken	Large Truck	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer

Buildings & Foundation - Calculations

Building Volume Calculations

2/12/2010
Page 1 of 3
Foundations & Buildings
Copyright © 2004 - 2008 - SRCE Software - All Rights Reserved

Bond Calculation
Foundations & Buildings

Using Means Heavy Construction Cost Data (2004) calculates cubic feet from building dimensions

Estimage slab thickness and wall thickness if not known
Assumes that all concrete slabs are reinforced
Productivity for crew from Means Heavy Construction Cost Data (2004) adjusted for supervision
(addressed in Misc. Costs) and Davis-Bacon Wage Rates

Slab Demolition Calculations

Minimum 1 hr excavator time for slab demolition

Cover Volume Calculation

Foundation area x cover thickness

If "Bury in Place" is selected as slab demolition method, cover thickness is adjusted such that total cover (cover + growth media) equals 5 ft (per NV BLM Guidance)

Ripping/Scarifying Calculations

Flat area width = Final flat area ÷ Average long dimensions
Number of passes = Flat area width ÷ Grader width
Travel distance = Number of passes x Average long dimensions
Total hours = (Travel distance ÷ Grader productivity) + (Number of passes x Grader maneuver time)

Revegetation

Minimum 1 acre revegetation crew time per area

2/12/2010
Copyright © 2001 - 2008 - SRCE Software, All Rights Reserved
Page 2 of 3
Foundations & Buildings

Bond Calculation
Foundations & Buildings

Building & Foundation Demolition Costs

Uses RS Means Heavy Construction Cost Data for building and wall demolition cost calculations. Uses CAT Handbook for slab breaking production.

	Description (required)	Building Footprint (slab area) sqft	Building Volume cu ft	Wall Length ft	Wall Area sq ft	Slab Volume cy	Building Demolition: Total Labor Cost $	Building Demolition: Total Equipment Cost $	Building Demolition: Building Demolition Cost $	Wall Demolition: Total Labor Cost $	Wall Demolition: Total Equipment Cost $	Wall Demolition: Wall Demolition Cost $	Slab Demolition: Total Labor Cost $	Slab Demolition: Total Equipment Cost $	Slab Demolition: Total Slab Breaking Cost $	Total Costs: Total Labor Cost $	Total Costs: Total Equipment Cost $	Total Costs: Total Demolition Costs $
1	Main Shop	7,500	187,500	350	700	278	$28,125	$22,500	$50,625	$11,277	$1,393	$12,670	$652	$1,501	$2,153	$40,054	$25,394	$65,448
2	Plant	7,500	22,500	350	700	278	$4,725	$3,825	$8,550	$11,277	$1,393	$12,670	$652	$1,501	$2,153	$16,654	$6,719	$23,373
3	Assay Laboratory	3,750	37,500	250	250	93	$6,000	$4,875	$10,875	$4,028	$498	$4,526	$227	$522	$749	$10,255	$5,895	$16,150
4	Office	2,500	25,000	200	200	62	$4,500	$3,750	$8,250	$3,222	$398	$3,620	$142	$326	$468	$7,864	$4,474	$12,338
5	Crusher	2,500	5,000	200	1,000	93	$1,050	$850	$1,900	$25,770	$3,180	$28,950				$26,820	$4,030	$30,850
6	Water Tank	1,600	3,200	160	160	59	$480	$384	$864	$4,123	$509	$4,632	$142	$326	$468	$4,745	$1,219	$5,964
			280,700				$44,880	$36,184	$81,064	$59,697	$7,371	$67,068	$1,816	$4,176	$5,991	$106,392	$47,731	$164,123

Building & Foundation - Foundation Cover and Growth Media Costs

	Description (required)	Foundation Cover: Cover Volume cy	Cover Repacement Fleet	Fleet Productivity LCY/hr	Number of Trucks/ Scrapers	Total Fleet Hours	Total Labor Cost $	Total Equipment Cost $	Total Cover Cost $	Growth Media: Topsoil Volume cy	Topsoil Repacement Fleet	Fleet Productivity LCY/hr	Number of Trucks/ Scrapers	Total Fleet Hours	Total Labor Cost $	Total Equipment Cost $	Total Topsoiling Cost $
1	Main Shop	278	Large Truck	637	1	1.0	$198	$699	$897								$0
2	Plant	278	Large Truck	618	1	1.0	$198	$699	$897								$0
3	Assay Laboratory	139	Large Truck	609	1	1.0	$198	$699	$897								$0
4	Office	93	Large Truck	618	1	1.0	$198	$699	$897								$0
5	Crusher	463	Large Truck	648	1	1.0	$198	$699	$897								$0
6	Water Tank	59	Large Truck	618	1	1.0	$198	$699	$897								$0
		1,310				6.0	$1,188	$4,194	$5,382								

Building & Foundation - Scarifying/Revegetation Costs

	Description (required)	Flat Area acres	Area Long Dimension ft	Scarifying/ Ripping Hours hrs	Scarifying/ Ripping Labor Costs $	Scarifying/ Ripping Equipment Cost $	Total Scarifying/ Ripping Costs $	Revegetation Labor Cost $	Revegetation Equipment Cost $	Revgetation Material Cost $	Total Revegetation Cost $
1	Main Shop	1.50	100	1.3	$92	$228	$320	$117	$101	$610	$828
2	Plant	2.50	100	2.2	$155	$387	$542	$195	$168	$1,017	$1,380
3	Assay Laboratory	1.50	100	1.3	$92	$228	$320	$117	$101	$610	$828
4	Office	1.50	100	1.3	$92	$228	$320	$117	$101	$610	$828
5	Crusher	2.50	100	2.2	$155	$387	$542	$195	$168	$1,017	$1,380
6	Water Tank	1.00	100	0.9	$64	$158	$222	$78	$67	$407	$552
		10.50		9.2	$650	$1,616	$2,266	$819	$706	$4,271	$5,796

2/12/2010
Copyright © 2001 - 2008 - SRCE Software. All Rights Reserved.
Page 3 of 3

Foundations & Buildings

Bond Calculation
Other Demo & Equip Removal

Other Demoltion and Equipment Removal - Cost Summary					
		Labor	Equipment	Materials	Totals
	Other Demolition	$0	$0	$0	$0
	Equipment Removal	$0	$0	$0	$0
	TOTALS	$0	$0	$0	$0

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Other Demolition

	LOCATION	ID Code	Quantity	Units	Labor Unit Cost ($)	Equipment Unit Cost ($)	Material Unit Cost ($)	Total Cost ($)
1								
					$0	$0	$0	

Notes:

Equipment & Material Removal

	LOCATION	ID Code	Quantity	Units	Labor Unit Cost ($)	Equipment Unit Cost ($)	Material Unit Cost ($)	Total Cost ($)
1								
					$0	$0	$0	

Notes:

2/12/2010
Copyright © 2004 - 2008 - SRCE Software. All Rights Reserved.
Page 1 of 1
Other Demo & Equip Removal

Bond Calculation
Yards, Etc.

Yards, Etc. - Cost Summary

		Labor	Equipment	Materials	Totals
	Regrading Cost	$1,906	$4,744	N/A	$6,650
	Cover Placement Cost	$3,592	$12,649	N/A	$16,241
	Growth Media Placement Cost			N/A	$0
	Ripping Cost	$1,051	$2,617	N/A	$3,668
	Subtotal Earthworks	*$6,549*	*$20,010*		*$26,559*
	Revegetation Cost	$1,131	$972	$5,898	$8,001
	TOTALS	$7,680	$20,982	$5,898	$34,560

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Yards, Etc. - User Input

You must fill in ALL green cells and relevant blue cells in this section for each building or facility

			Physical			Cover (lower layer)			Growth Media (upper layer)		
	Description (required)	ID Code	Area acres	Average Flat Area Long Dimension (ripping distance) ft	Regrade Volume (calculated elsewhere) cy	Cover Thickness in	Distance from Cover Borrow Area ft	Slope from Facility to Borrow Area % grade	Growth Media Thickness in	Distance from Growth Media Stockpile ft	Slope from Facility to Stockpile % grade
1	*Admin Area*		*10.5*	*50*	*4,250*	*6*	*100*	*1*	*0*	*0*	*0*
2	*Vent Shafts (2)*		*4*	*50*	*1,750*	*6*	*100*	*1*	*0*	*0*	*0*

Notes:

Yards, Etc. - User Input (cont.)

You must fill in ALL green cells and relevant blue cells in this section for each building or facility

		Grading			Cover		Growth Media		Revegetation				
	Description (required)	Dozing Material (select)	Dozing Material Type (select)	Grading Equipment Fleet (select)	Cover Material Type (select)	Cover Placement Equipment Fleet (select)	Growth Media Material Type (select)	Growth Media Placement Equipment Fleet (select)	Seed Mix (select)	Mulch (select)	Fertilizer (select)	Scarify/ Rip? (select)	Ripping Fleet (select)
1	*Admin Area*	1	Clay - Dry	Medium	Stone - crushe	Large Truck	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer
2	*Vent Shafts (2)*	1	LS - broken	Medium	LS - broken	Large Truck	LS - broken	Large Truck	Mix 4	Hydro Mulch	None	Yes	Med Dozer

Yards, Etc. - Calculations

Grading Calculations

Average push distance assumed to be 2/3 of the 600 feet maximum from Catepillar Handbook or 400 feet
Material assumed to be loose stockile (1.2 productivity factor)
Slope assumed to be 0 to 5% (1.0 productivity factor)

Cover Volume Calculation

Yard area x cover thickness

Ripping/Scarifying Calculations

Flat area width = Final flat area ÷ Average long dimensions
Number of passes = Flat area width ÷ Grader width

2/12/2010
Page 1 of 2
Yards, Etc.
Copyright © 2004 - 2008 - SRCE Software - All Rights Reserved

Bond Calculation
Yards, Etc.

Travel distance = Number of passes x Average long dimensions
Total hours = (Travel distance ÷ Grader productivity) + (Number of passes x Grader maneuver time)
Minimum 1 hr ripping/scarifying per area

Revegetation

Minimum 1 acre revegetation crew time per area

Yards, Etc. - Regrading Costs

Productivity = Dozer Productivity x Grade Correction x Density Correction x Operator (0.75) x Material x Visibility x Job Efficiency (0.83) x (Slot/Side-by-Side)

	Description (required)	Regrading Volume cy	Dozing Distance (see above) ft	Uncorrected Dozer Productivity cy/hr	Grade Correction	Dozing Material	Density Correction	Total Hourly Productivity cy/hr	Total Dozer Hours hr	Total Labor Cost $	Total Equipment Cost $	Total Regrading Cost $
1	Admin Area	4,250	400	317	1.00	1.20	0.92	218	19.0	$1,341	$3,338	$4,679
2	Vent Shafts (2)	1,750	400	317	1.00	1.20	0.88	208	8.0	$565	$1,406	$1,971
		6,000							27.0	$1,906	$4,744	$6,650

Yards, Etc. - Cover and Growth Media Costs

		Cover								Growth Media							
	Description (required)	Cover Volume cy	Topsoil Repacement Fleet	Fleet Productivity LCY/hr	Number of Trucks/ Scrapers	Total Fleet Hours	Total Labor Cost $	Total Equipment Cost $	Total Cover Cost $	Topsoil Volume cy	Topsoil Repacement Fleet	Fleet Productivity LCY/hr	Number of Trucks/ Scrapers	Total Fleet Hours	Total Labor Cost $	Total Equipment Cost $	Total Topsoiling Cost $
1	Admin Area	8,470	Large Truck	648	1	13.0	$2,600	$9,155	$11,755								$0
2	Vent Shafts (2)	3,227	Large Truck	648	1	5.0	$992	$3,494	$4,486								$0
		11,697				18.0	$3,592	$12,649	$16,241								

Yards, Etc. - Scarifying/Revegetation Costs

	Description (required)	Flat Area acres	Area Long Dimension ft	Scarifying/ Ripping Hours hrs	Scarifying/ Ripping Labor Costs $	Scarifying/ Ripping Equipment Cost $	Total Scarifying/ Ripping Costs $	Revegetation Labor Cost $	Revegetation Equipment Cost $	Revgetation Material Cost $	Total Revegetation Cost $
1	Admin Area	10.5	50	10.6	$762	$1,897	$2,659	$819	$704	$4,271	$5,794
2	Vent Shafts (2)	4.0	50	4.1	$289	$720	$1,009	$312	$268	$1,627	$2,207
		14.5		14.9	$1,051	$2,617	$3,668	$1,131	$972	$5,898	$8,001

2/12/2010
Copyright © 2004 - 2009 - SRCE Software. All Rights Reserved
Page 2 of 2

Yards, Etc.

Bond Calculation
Sediment & Drainage Control

Drainage Control - Cost Summary

	Labor	Equipment	Materials	Totals
Runon Diversion Ditches			N/A	$0
Sed Pond Construct/Regrade			N/A	$0
Liner Installation				$0
Sed Pond Cover			N/A	$0
Scarify/Rip			N/A	$0
Subtotal Earthworks	*$0*	*$0*	*$0*	*$0*
Diversion Ditch Revegetation				$0
Sediment Pond Revegetation				$0
Subtotal Revegetation	*$0*	*$0*	*$0*	*$0*
TOTALS	$0	$0	$0	$0

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Diversion Ditches - User Input

	Description (required)	ID Code	Diversions Ditches: Diversion Length ft	Diversion Depth ft	Ditch Bottom Width ft	Ditch Sideslope Angle _H:1V	Excavating Material (select)	Excavating Equipment Fleet (select)	Revegetation: Seed Mix (select)	Mulch (select)	Fertilizer (select)
1											

Sediment/Evaporation Pond Construction/Removal - User Input

	Description (required)	ID Code	Sediment Ponds: Pond Width ft	Pond/Berm Length ft	Berm Height ft	Crest Width ft	Sideslope Angle _H:1V	Final Area (if calculated elsewhere) acres	Regrade Volume (if calculated elsewhere) cy	Cover Volume (if calculated elsewhere) cy	Cover Thickness in	Distance from Cover Borrow ft	Slope from Pond to Cover Borrow % grade
1													

Sediment/Evaporation Pond Construction/Removal - User Input (cont.)

	Description	Sediment Ponds: Excavating Material (select)	Material Type (select)	Excavating Equipment Fleet (select)	Liner Type (select)	Cover: Cover Material Type (select)	Cover Placement Equipment Fleet (select)	Revegetation: Seed Mix (select)	Mulch (select)	Fertilizer (select)	Ripping/Scarifying: Flat Area Scarify/ Rip? (select)	Scarify/ Ripping Fleet (select)
1												

Drainage Control - Calculations

Diversion Ditch Volume Calculation

Sediment/Evaporation Pond Construction Calculation

2/12/2010
Copyright © 2004 - 2009 SRCE Software. All Rights Reserved.
Page 1 of 2
Sediment & Drainage Control

Bond Calculation
Sediment & Drainage Control

1) Assume 20% swell for excavations
2) Assumes heavy duty trenching bucket is used

1) Assume balanced cut-to-fill for berm construction
2) Include cost for liner, if required.
3) Include line items for removal, if necessary.
4) Assume 20% swell for excavations
5) Minimum 1 hr ripping/scarifying per area
6) Minimum 1 acre revegetation crew time per area

Diversion Ditches - Excavation Costs

	Description	Diversion Ditch Volume LCY	Corrected Excavator Productivity LCY/hr	Total Hours	Diversion Ditch Labor Cost $	Diversion Ditch Equipment Cost $	Total Diversion Ditch Cost $
0							
1							

Diversion Ditches - Revegetation Costs

	Description	Surface Area acres	Revegetation Labor Cost $	Revegetation Equipment Cost $	Revgetation Material Cost $	Total Revegetation Cost $
1						

Sediment/Evaporation Ponds - Construction/Regrading Costs

Productivity = Dozer Productivity x Grade Correction x Density Correction x Operator (0.75) x Material x Visibility x Job Efficiency (0.83)

	Description (required)	Regrading Volume LCY	Dozing Distance (see above) ft	Uncorrected Dozer Productivity LCY/hr	Grade Correction	Density Correction	Excavating Material	Corrected Productivity LCY/hr	Total Dozer Hours hr	Earthwork: Total Labor Cost $	Earthwork: Total Equipment Cost $	Earthwork: Total Constr/ Regrading Cost $	Liner: Total Labor Cost $	Liner: Total Equipment Cost $	Liner: Total Material Cost $	Liner: Total Liner Cost $
1																

Sediment/Evaporation Ponds - Cover Costs

	Description (required)	Cover Placement: Cover Volume cy	Cover Placement: Cover Placement Fleet	Cover Placement: Cover Fleet Productivity LCY/hr	Cover Placement: Number of Trucks/ Scrapers	Cover Placement: Total Fleet Hours	Cover Placement: Total Labor Cost $	Cover Placement: Total Equipment Cost $	Cover Placement: Total Cover Placement Cost $
1									

Sediment/Evaporation Ponds - Revegetation Costs

	Description	Area acres	Long Ripping Distance ft	Area Width ft	Scarifying/ Ripping Hours hrs	Scarifying Ripping Equipment Cost $	[illegible] $	[illegible]	[illegible] $	Revgetation Material Cost $	Total Revegetation Cost $
1											

b
Sidewall angle
d

$$\text{Cross Sectional Area} = \frac{(a+b)}{2} \times d$$

Ditch Volume = Ditch Length x Cross Sectional Area

2/12/2010

Copyright © 2004 - 2008 - SRCE Software. All Rights Reserved.

Page 2 of 2
Sediment & Drainage Control

Bond Calculation
Waste Disposal

Waste Disposal - Cost Summary

		Labor	Equipment	Fees	Totals
	Solid Waste - On Site	$0	$0	N/A	$0
	Solid Waste - Off Site				$0
	Hazardous Materials			$0	$0
	Hydrocarbon Contaminated Soils	$0	$0	$0	$0
	TOTALS	$0	$0	$0	$0

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Waste Disposal - User Input - Solid Waste

						On-Site			Off-Site
	Description	ID Code	Waste Type (select)	Disposal Method (select)	Quantity cy	Distance to On-Site Disposal ft	Slope to Disposal (on-site) % grade	Number of Trucks (user override)	Months Dumpster Rental months
1									

Notes:
1. Use Landfills Sheet for landfill reclamation

Waste Disposal - User Input - Hazardous Materials

	Description	ID Code	Waste Type (select)	Container Type (select)	Vacuum Truck Size (select)	Liquid Quantity gallons	Solid Quantity cy	One Way Travel Distance to Disposal Site mi	One Way Travel Time to Disposal Site hr
1									

Notes:
1. Use Other Demo & Equip Removal Sheet for tank removal

Waste Disposal - User Input - Hydrocarbon Contaminated Soils

	Description	ID Code	Waste Type (select)	Disposal Method (select)	Quantity cy	Travel Distance to Offsite Disposal mi
1						

Notes:
1. Use Yards or Landfills Sheets for bioremediation facility reclamation

Waste Disposal - Assumptions & Calculations

Solid Waste Disposal

Off site disposal assumes use of average roll off dumpster (30 cy (m3), 10 ton (tonne))
On site disposal assumes use of small loader/truck fleet for haulage

3/12/2010
Copyright © 2004 - 2008 - SRCE Software - All Rights Reserved
Page 1 of 2

Waste Disposal

Bond Calculation
Waste Disposal

Average density for on site disposal = 2,600 lb/cy (1,540 kg/m3)
For on site disposal only 1 truck is required unless total truck hours > 8, only 2 trucks unless total truck hours are > 16

Hazardous Materials Disposal

Assumes all hazardous materials are known
Enter EITHER solid or liquid quantity each line.
If container type = 55 gallon drum then solid waste hauling costs apply
Average density for solids assumed to be 2,600 lb/cy (1,540 kg/m3)
Average density for liquids assumed to be weight of water 2,600 lb/cy (1,540 kg/m3)
Vacuum truck sizes: small = 2,200 gal (~8,300 litres), large = 5,000 gal (~19,000 litres)
Vacuum truck on site for 4 hours for each load

Hydrocarbon Contaminated Soils Disposal

Assumes all hazardous materials are known
On site disposal assumes biopad treatment
Exavation productivity =45 C.Y./hr (Means Heavy Construction, 2006: 02315-424-0360)

Waste Disposal - Solid Waste Disposal

	Description	Waste Volume cy	Number of Off Site Dumpster Loads	Onsite Fleet Productivity LCY/hr	Number of Trucks	Total Fleet Hours	Total Offsite Costs (incl fees) $	Total Labor Cost $	Total Equipment Cost $	Total Waste Disposal Cost $
1										
							$0	$0	$0	$0

Waste Disposal - Hazardous Materials Disposal

	Description	Liquid Waste Volume gallons	Solid Waste Volume cy	Number of Truck Loads	Tons of Waste Tons	Pick-up Fees $	Transport Fees $	Disposal Fees $	Total Hazardous Material Cost $
1									
						$0	$0	$0	$0

Waste Disposal - Hydrocarbon Contaminated Soils

	Description (required)	Quantity cy	Total Fleet Hours	Treatment Cost $	Transport Fees $	Disposal Fees $	Total Labor Cost $	Total Equipment Cost $	Total Waste Disposal Cost $
1									
				$0	$0	$0	$0	$0	$0

2/12/2010
Copyright © 2004 - 2010 - SRCE Software - All Rights Reserved.
Page 2 of 2
Waste Disposal

Bond Calculation
Misc. Costs

Miscellaneous Cost Summary

		Labor	Equipment	Materials	Totals
	Fence Removal			N/A	
	Fence Installation				
	Pipe & Culvert Removal			N/A	
	Powerlines	$140,000	N/A	N/A	$140,000
	Substations/Tranformers	$19,500	N/A	N/A	$19,500
	Rip-rap, rock lining, gabions				
	Other Costs				
	TOTALS	$159,500	$0	$0	$159,500

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Program Constant (can override)	Alternate Input
Program Calculated Value	Locked Cell - Formula or Reference

Fence Removal

You must fill in ALL green and blue cells

	Description (required)	Input: Length ft	Input: Type (select type)	Costs: Labor Cost $	Costs: Equipment Cost $	Costs: Total Cost $
1						

Notes:

Fence Installation

You must fill in ALL green and blue cells

	Description (required)	Input: Length ft	Input: Type (select type)	Costs: Labor Cost $	Costs: Equipment Cost $	Costs: Material Cost ($)	Costs: Total Cost $
1							

Notes:

Pipe and Culvert Removal

You must fill in ALL green and blue cells

	Description (required)	Input: Length ft	Input: Type (select type)	Costs: Labor Cost $	Costs: Equipment Cost $	Costs: Total Cost $

2/12/2010
Page 1 of 2
Misc. Costs
Copyright © 2004 - 2008 - SRCE Software - All Rights Reserved

Bond Calculation
Misc. Costs

1						

Notes:

Powerline and Substation Removal

You must fill in ALL green and blue cells

	Description (required)	Input			Costs		
		Powerline Length miles	Powerline Type (select)	Number of Substations #	Powerline Removal $	Substation Removal $	Total Cost $
1	*Powerline Removal*	4.00	Single Pole	1	$140,000	$19,500	$159,500
					$140,000	**$19,500**	**$159,500**

Notes: If substation owned by operator, use Other Demo & Equipment Removal sheet
User may need to add line items in Foundations & Buildings for substation slab demolition and fence removal

Rip-Rap & Rock Lining

You must fill in ALL green and blue cells

	Description (required)	Input		Costs			
		Area S.Y.	Type (select type)	Labor Cost $	Equipment Cost $	Material Cost $	Total Cost $
1							

Notes:

Other Costs

	Description (required)	Quantity	Units	Labor Unit Cost ($)	Equipment Unit Cost ($)	Material Unit Cost ($)	Total Cost $
1							

Notes:

2/12/2010
Copyright © 2004 - 2008 - SRCE Software - All Rights Reserved
Page 2 of 2

Misc. Costs

Bond Calculation
Monitoring

Reclamation Monitoring & Maintenance - Cost Summary

	Labor	Equipment	Materials/ Laboratory	Totals
Revegetation Maintenance	$2,527	$2,171	$12,740	$17,438
Reclamation Monitoring	$13,745	$2,409		$16,154
Subtotal Reclamation Monitoring	*$16,272*	*$4,580*	*$12,740*	*$33,592*
Water Quality Monitoring	$15,272	$3,805	$9,600	$28,677
TOTAL MONITORING	$31,544	$8,385	$22,340	$62,269

Reclamation Maintenance

Description	Total Revegetation Surface Area [1] acres	% Area Requiring Reseeding	Seed Mix (select)	Area Requiring Reseeding acres	Seed $/acres	Labor $/acres	Equipment $/acres	Totals $
Revegetation Maintenance	161.98	20%	Mix 4	32.40	$393.25	$78.00	$67.00	
Labor								$2,527
Equipment								$2,171
Materials								$12,740
Cost/Acre								$538.25
Subtotal								**$17,438**

Notes: 1) Surface area is NOT the same as footprint disturbance area typically used for permitting purposes.

Reclamation Monitoring

Description	Hrs/Day	Days/Year	Number of Years	Rate $/hr				
Field Work								
Field Geologist/Engineer	0	0	0	$95				$0
Range Scientist	4	4	3	$95				$4,582
Reporting								
Field Geologist/Engineer	0	0	0	$95				$0
Range Scientist	8	4	3	$95				$9,163
Subtotal								**$13,745**
Travel								
	Hrs/Trip hr	Trips/Year	Years	Truck Cost $/hr				
Travel	8	4	3	$25.09				$2,409
Subtotal								**$2,409**

2/12/2010
Copyright © 2004 - 2008 - SRCE Software - All Rights Reserved
Page 1 of 2

Monitoring

Bond Calculation
Monitoring

Total Reclamation Monitoring **$16,154**

Notes:

Ground & Surface Water Monitoring

Field work

Description	No. of staff	Hrs/Day	Days/event	Events/Year	No. Years	Man-hours/ year	Rate $/hr	Cost $
Field Tech/Sampler	1	8	1	4	3	32	$63.64	$6,109
Pickup Truck	1				3	32	$17.34	$1,665
Pump (purchased)	1						$2,140	$2,140
							Subtotal Field Work	$9,914

Water and Rock Sample Analysis

Description	Samples #	Events/Year	No. Years	Analysis Cost $/sample	Supplies $/sample	Lab Cost $	Material Cost $	Cost $
Leach Test (MWMP) w/ analysis	2	4	3	$395.00	$5.00	$9,480.00	$120.00	$9,600
							Subotal Sample Analysis	$9,600

Reporting

Description	Hrs/Event	Rate $/hr	Events/Year	Man-hours/ year	No. Years		Cost $
Field Geologist/Engineer	8	$95.45	4	32	3		$9,163
						Subtotal Reporting	$9,163

Total Water Quality Monitoring **$28,677**

Notes:

2/12/2010
Copyright © 2004 - 2008 - SRCE Software . All Rights Reserved
Page 2 of 2
Monitoring

Bond Calculation
Constr. Mgmt

Construction Management & Road Maintenance - Cost Summary

	Labor	Equipment	Materials	Totals
Construction Management	$40,375	$11,358	N/A	$51,733
Construction Support		$13,868		$13,868
Road Maintenance	$6,804	$10,706	$3,000	$20,510
TOTAL CONSTRUCTION MANAGEMENT	$47,179	$36,932	$3,000	$86,111

Construction Management

Construction Management Staff

Description	Duration mo.	Hours/ Month hr.	Number of Supervisors	Supervisor Rate $/hr	Labor Cost $	Equipment Cost[1] $	Totals $
Active Reclamation	4.00	160	1	$62	$39,450	$11,098	$50,548
Monitoring & Maintenance	3.00	5	1	$62	$925	$260	$1,185
Total Staff					$40,376	$11,358	$51,733

Construction Management Support

Description	Duration mo.	Number of Units		Rental Rate $/mo	Generator Cost $/mo	Equipment Cost[1] $	Totals $
Temporary Office Rental	7.00	1		$149	$1,656	$12,636	$12,636
Temporary Toilets	7.00	1		$176		$1,232	$1,232
Total Support						$13,868	$13,868

Notes: Office rental assumes only 1 generator required for every 4 trailers

Total Construction Management $65,601

Road Maintenance

Description	Fleet Size (select)	Number	Duration mo.	Hours/ Month hr.	Labor Cost $	Equipment Cost $	Totals $
Active Reclamation							
Water Truck	Small	0.00	0.0	0	$0	$0	
Grader	Small	1.00	12.0	8	$6,804	$10,706	$17,510
Monitoring & Maintenance							
Water Truck							
Grader							
Description	**Gallons/ Day (select)**	**Days/ Month**	**Duration mo.**	**Cost/ Gallon $**			**Totals $**
Water Fees							
Water Fees	10	25	12.0	$1.000			$3,000
Total Project Maintenance					$6,804	$10,706	$20,510

Notes: 1) Supervisor equipment = pickup truck

2/12/2010
Copyright © 2004 - 2008 - SRCE Software - All Rights Reserved
Page 1 of 1

Constr. Mgmt

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Standardized Data (imported from data file)	Standardized Data
Program Calculated Value	Locked Cell - Formula or Reference

ZONE ADJUSTMENTS		
Cost Basis/Project Region	Southern Nevada	Clark, Esmeralda, Lincoln and Nye Counties
Power Equipment Operators	> 60 miles	$3.00
Truck Drivers	>70 miles	$3.50
Laborers	>70 miles	$0.00
INDIRECT COSTS		
FICA/Medicare (%)	7.65%	
Unemployment (%)	3.00%	
Workman's Compensation (%)	9.77%	

HOURLY LABOR RATE TABLE

EQUIPMENT TYPE [1] OR JOB DESCRIPTION	Davis-Bacon Group	Base Rate ($/hr)	Fringe ($/hr)	Zone Adjustment ($/hr)	Hourly Wage ($/hr)	FICA/ Medicare ($/hr)	Unemployment ($/hr)	Workman's Comp ($/hr)	Total ($/hr)
EQUIPMENT OPERATORS ($/hr) [2]									
Bulldozers									
D6R	Group 6	$39.62	$16.00	$3.00	$58.62	$4.48	$1.76	$5.73	$70.59
D7R	Group 6	$39.62	$16.00	$3.00	$58.62	$4.48	$1.76	$5.73	$70.59
D8R	Group 6	$39.62	$16.00	$3.00	$58.62	$4.48	$1.76	$5.73	$70.59
D9R	Group 6	$39.62	$16.00	$3.00	$58.62	$4.48	$1.76	$5.73	$70.59
D10R	Group 6	$39.62	$16.00	$3.00	$58.62	$4.48	$1.76	$5.73	$70.59
D11R	Group 6	$39.62	$16.00	$3.00	$58.62	$4.48	$1.76	$5.73	$70.59
Motor Graders									
14G/H	Group 10	$39.85	$16.00	$3.00	$58.85	$4.50	$1.77	$5.75	$70.87
16G/H	Group 10	$39.85	$16.00	$3.00	$58.85	$4.50	$1.77	$5.75	$70.87
Track Excavators									
320C	Group 12	$40.02	$16.00	$3.00	$59.02	$4.52	$1.77	$5.77	$71.07
325C	Group 12	$40.02	$16.00	$3.00	$59.02	$4.52	$1.77	$5.77	$71.07
345B	Group 12	$40.02	$16.00	$3.00	$59.02	$4.52	$1.77	$5.77	$71.07
385BL	Group 12	$40.02	$16.00	$3.00	$59.02	$4.52	$1.77	$5.77	$71.07
Scrapers									
631G	Group 15	$40.23	$16.00	$3.00	$59.23	$4.53	$1.78	$5.79	$71.32
637G PP	Group 15	$40.23	$16.00	$3.00	$59.23	$4.53	$1.78	$5.79	$71.32
Wheeled Loaders									
928G	Group 8	$39.73	$16.00	$3.00	$58.73	$4.49	$1.76	$5.74	$70.72
966G	Group 8	$39.73	$16.00	$3.00	$58.73	$4.49	$1.76	$5.74	$70.72
972G	Group 8	$39.73	$16.00	$3.00	$58.73	$4.49	$1.76	$5.74	$70.72
988G	Group 10	$39.85	$16.00	$3.00	$58.85	$4.50	$1.77	$5.75	$70.87
992G	Group 10	$39.85	$16.00	$3.00	$58.85	$4.50	$1.77	$5.75	$70.87
Hydrauilc Hammers									
H-120 (fits 325)									
H-160 (fits 345)									
H-180 (fits 365/385)									

2/12/2010
1 of 3
Labor Rates
Copyright © 2004-2008 - SRCE Software All Rights Reserved

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Standardized Data (imported from data file)	Standardized Data
Program Calculated Value	Locked Cell - Formula or Reference

ZONE ADJUSTMENTS									
Cost Basis/Project Region	**Southern Nevada**	Clark, Esmeralda, Lincoln and Nye Counties							
Power Equipment Operators	> 60 miles	$3.00							
Truck Drivers	>70 miles	$3.50							
Laborers	>70 miles	$0.00							
INDIRECT COSTS									
FICA/Medicare (%)	7.65%								
Unemployment (%)	3.00%								
Workman's Compensation (%)	9.77%								
Other Equipment									
420D 4WD Backhoe	Group 4	$39.40	$16.00	$3.00	$58.40	$4.47	$1.75	$5.71	$70.33
CS563E Vibratory Roller	Group 4	$39.40	$16.00	$3.00	$58.40	$4.47	$1.75	$5.71	$70.33
Light Truck - 1.5 Ton									
Supervisor's Truck									
Air Compressor + tools	Group 1	$36.67	$16.00	$3.00	$55.67	$4.26	$1.67	$5.44	$67.04
Welding Equipment	Group 6	$39.62	$16.00	$3.00	$58.62	$4.48	$1.76	$5.73	$70.59
Heavy Duty Drill Rig	Group 2	$37.62	$16.00	$3.00	$56.62	$4.33	$1.70	$5.53	$68.18
Pump (plugging) Drill Rig	Group 2	$37.62	$16.00	$3.00	$56.62	$4.33	$1.70	$5.53	$68.18
Concrete Pump									
Gas Engine Vibrator	Group 6	$39.62	$16.00	$3.00	$58.62	$4.48	$1.76	$5.73	$70.59
Generator 5KW									
HDEP Welder (pipe or liner)									
5 Ton Crane Truck	Group 8	$39.73	$16.00	$3.00	$58.73	$4.49	$1.76	$5.74	$70.72
25 Ton Crane	Group 8	$39.73	$16.00	$3.00	$58.73	$4.49	$1.76	$5.74	$70.72
NOTES:									
(1) Equipment Type:	Catepillar model or equivalent								
(2) Equipment Operator Source:	D-B ENGI0012-015 07/01/2009								
(3) Zone Basis:	From Las Vegas City Hall								
TRUCK DRIVERS ($/hr) (4)									
769D	Group 4	$27.18	$16.64	$3.50	$47.32	$3.62	$1.42	$4.62	$56.98
777D	Group 4	$27.18	$16.64	$3.50	$47.32	$3.62	$1.42	$4.62	$56.98
613E (5,000 gal) Water Wagon	Group 3	$27.00	$16.64	$3.50	$47.14	$3.61	$1.41	$4.61	$56.77
621E (8,000 gal) Water Wagon	Group 4	$27.18	$16.64	$3.50	$47.32	$3.62	$1.42	$4.62	$56.98
Dump Truck (10-12 yd^3)	Group 2	$26.79	$16.64	$3.50	$46.93	$3.59	$1.41	$4.59	$56.51
NOTES:									
(4) Truck Driver Source:	D-B TEAM0631-008 07/01/2008								
(5) Zone Basis:	From Las Vegas City Hall								
LABORERS ($/hr) (6,7)									
General Laborer	Group 1	$24.31	$16.83	$0.00	$41.14	$3.15	$1.23	$4.02	$49.54
Skilled Laborer	Group 3	$24.62	$16.83	$0.00	$41.45	$3.17	$1.24	$4.05	$49.91
Driller's Helper	Group 2	$24.52	$16.83	$0.00	$41.35	$3.16	$1.24	$4.04	$49.79
Rodmen (reinforcing concrete)	Group 3A	$25.12	$16.83	$0.00	$41.95	$3.21	$1.26	$4.10	$50.52
Cement finisher	Group 3A	$25.12	$16.83	$0.00	$41.95	$3.21	$1.26	$4.10	$50.52
Carpenter		$37.76	$16.83	$0.00	$54.59	$4.18	$1.64	$5.33	$65.74
NOTES:									
(6) Laborer Source:	D-B LABO0872-010 07/01/2008								
(7) Carpenter Source:	D-B CARP1780-013 07/01/2008								
(8) Zone Basis:	From Las Vegas City Hall								

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved
2 of 3

Labor Rates

Color Code Key	
User Input - Direct Input	*Direct Input*
User Input - Pull Down List	Pull Down Selection
Standardized Data (imported from data file)	Standardized Data
Program Calculated Value	Locked Cell - Formula or Reference

ZONE ADJUSTMENTS

Cost Basis/Project Region	Southern Nevada	Clark, Esmeralda, Lincoln and Nye Counties
Power Equipment Operators	> 60 miles	$3.00
Truck Drivers	>70 miles	$3.50
Laborers	>70 miles	$0.00

INDIRECT COSTS

FICA/Medicare (%)	7.65%
Unemployment (%)	3.00%
Workman's Compensation (%)	9.77%

PROJECT MANAGEMENT AND TECHNICAL LABOR ($/hr) [9]

Project Manager	$51.19	$51.19	$3.92	$1.54	$5.00	$61.64
Foreman	$47.25	$47.25	$3.61	$1.42	$4.62	$56.90
Field Geologist/Engineer	$95.45					$95.45
Field Tech/Sampler	$63.64					$63.64
Range Scientist	$95.45					$95.45

NOTES:

(9) Project Manager: R.S.Means 2009 (01300-700-0200 Total Incl
(9) Foreman Source: R.S.Means 2009 (01300-700-0260 Total Incl
(9) Techical Labor Source: SRK Consulting (Total Incl. O&P-10%)

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved.
3 of 3

Labor Rates

EQUIPMENT RENTAL RATE TABLE

EQUIPMENT TYPE [1]	Monthly Rental Rate	Equipment Hourly Rate	Fuel/Lube/ Wear	Total Rate
Bulldozers				
D6R	$9,896	$56.22	$22.64	$78.86
D7R	$13,855	$78.72	$28.80	$107.52
D8R	$17,820	$101.25	$36.31	$137.56
D9R	$21,725	$123.44	$52.25	$175.69
D10R	$28,050	$159.38	$67.54	$226.92
D11R	$54,000	$306.82	$97.58	$404.40
Motor Graders				
14G/H	$12,430	$70.63	$40.90	$111.52
16G/H	$18,425	$104.69	$49.93	$154.62
Track Excavators				
320C	$7,240	$41.14	$19.45	$60.59
325C	$7,885	$44.80	$24.47	$69.27
345B	$10,800	$61.36	$36.37	$97.73
385BL	$22,140	$125.80	$58.77	$184.57
Scrapers				
631G	$23,460	$133.30	$62.18	$195.47
637G PP	$32,140	$182.61	$87.40	$270.01
Wheeled Loaders				
928G	$5,495	$31.22	$19.87	$51.09
966G	$10,890	$61.88	$35.56	$97.43
972G	$11,990	$68.13	$37.33	$105.45
988G	$20,350	$115.63	$60.76	$176.38
992G	$42,300	$240.34	$121.50	$361.85
Hydrauilc Hammers				
H-120 (fits 325)	$4,840	$27.50	$3.11	$30.61
H-160 (fits 345)	$8,100	$46.02	$6.85	$52.87
H-180 (fits 365/385)	$10,100	$57.39	$8.11	$65.50
Other Equipment				
420D 4WD Backhoe	$3,045	$17.30	$13.90	$31.21
CS563E Vibratory Roller	$9,618	$54.65	$8.26	$62.91
Light Truck - 1.5 Ton	$4,000	$22.73	$2.36	$25.09
Supervisor's Truck	$2,636	$14.98	$2.36	$17.34
Air Compressor + tools	$3,935	$22.36	$0.00	$22.36
Welding Equipment	$2,761	$15.69	$0.00	$15.69
Heavy Duty Drill Rig	$57,090	$324.38	$0.00	$324.38
Pump (plugging) Drill Rig	$57,090	$324.38	$0.00	$324.38
Concrete Pump	$15,224	$86.50	$4.72	$91.22
Gas Engine Vibrator	$534	$3.04	$4.72	$7.76
Generator 5KW	$825	$4.69	$4.72	$9.41
HDEP Welder (pipe or liner)	$4,110	$23.35	$0.00	$23.35
5 Ton Crane Truck	$3,986	$22.65	$7.08	$29.73

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved
1 of 4
Equipment Costs

25 Ton Crane	$16,236	$92.25	$7.08	$99.33
Trucks				
769D	$14,000	$79.55	$37.74	$117.29
777D	$28,000	$159.09	$70.38	$229.47
613E (5,000 gal) Water Wagon	$9,236	$52.47	$32.17	$84.65
621E (8,000 gal) Water Wagon	$14,575	$82.81	$32.53	$115.34
Dump Truck (10-12 yd^3)	$10,978	$62.38	$37.74	$100.12

NOTES:

(1) Power Equipment Source: Cashman Equipment Company (July 2009) unless noted
(2) Power Equipment Type: Catepillar model or equivalent
(3) Drilling Equipment Source: Means Heavy Construction (2009)
(4) Other Equipment Source: Means Heavy Construction (2009)
(5) Drill rig includes support (pipe) truck

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved.
2 of 4
Equipment Costs

FUEL, LUBE AND WEAR CALCULATIONS

EQUIPMENT TYPE	PM Cost Per Hour[1]	Under carriage or Tires [2]	G.E.T Consumption	Fuel Use Rate gal/hr	Cost@ $2.36/gal	Total Hourly Equipment
Bulldozers						
D6R	$4.98		$4.09	5.75	$13.57	$22.64
D7R	$5.03		$6.07	7.50	$17.70	$28.80
D8R	$5.48		$7.82	9.75	$23.01	$36.31
D9R	$6.46		$12.16	14.25	$33.63	$52.25
D10R	$8.08		$16.98	18.00	$42.48	$67.54
D11R	$9.80		$25.24	26.50	$62.54	$97.58
Motor Graders						
14G/H	$5.24	$8.74	$12.17	6.25	$14.75	$40.90
16G/H	$5.09	$10.51	$16.63	7.50	$17.70	$49.93
Track Excavators						
320C	$4.18		$3.71	4.90	$11.56	$19.45
325C	$4.22		$4.67	6.60	$15.58	$24.47
345B	$5.44		$5.91	10.60	$25.02	$36.37
385 BL	$6.70		$10.77	17.50	$41.30	$58.77
Scrapers						
631G	$6.24	$13.83	$6.71	15.00	$35.40	$62.18
637G PP	$9.10	$13.83	$8.42	23.75	$56.05	$87.40
Wheeled Loaders						
928G	$3.92	$4.05	$3.64	3.50	$8.26	$19.87
966G	$4.95	$8.54	$8.50	5.75	$13.57	$35.56
972G	$4.71	$8.54	$9.33	6.25	$14.75	$37.33
988G	$7.65	$14.47	$11.50	11.50	$27.14	$60.76
992G	$11.09	$28.90	$27.23	23.00	$54.28	$121.50
Hydrauilc Hammers						
H-120 (fits 325	N/A		$3.11		$0.00	$3.11
H-160 (fits 345)	N/A		$6.85		$0.00	$6.85
H-180 (fits 365/385)	N/A		$8.11		$0.00	$8.11
Other Equipment						
420D 4WD Backhoe	$2.88	$1.08	$2.86	3.00	$7.08	$13.90
CS563E Vibratory Roller			N/A	3.50	$8.26	$8.26
Light Truck - 1.5 Ton	N/A		N/A	1.00	$2.36	$2.36
Supervisor's Truck	N/A		N/A	1.00	$2.36	$2.36
Air Compressor + tools	N/A		N/A		$0.00	$0.00
Welding Equipment	N/A	$0.00	N/A		$0.00	$0.00
Heavy Duty Drill Rig	N/A		N/A		$0.00	$0.00
Pump (plugging) Drill Rig	N/A		N/A		$0.00	$0.00
Concrete Pump	N/A		N/A	2.00	$4.72	$4.72
Gas Engine Vibrator	N/A		N/A	2.00	$4.72	$4.72
Generator 5KW	N/A	$0.00	N/A	2.00	$4.72	$4.72
HDEP Welder (pipe or liner)	N/A	$0.00	N/A		$0.00	$0.00
5 Ton Crane Truck			N/A	3.00	$7.08	$7.08
25 Ton Crane			N/A	3.00	$7.08	$7.08
Trucks						
769D	$6.79	$6.45	$2.67	9.25	$21.83	$37.74
777D	$10.42	$16.28	$3.56	17.00	$40.12	$70.38
613E (5,000 gal) Water Wagon	$4.16	$2.64	N/A	10.75	$25.37	$32.17
621E (8,000 gal) Water Wagon	$5.47	$5.23	N/A	9.25	$21.83	$32.53
Dump Truck (10-12 yd3)	$6.79	$6.45	$2.67	9.25	$21.83	$37.74

Notes:

(1) PM Source: July 2009 Cashman Equipment Rental Rate, Elko, NV (except as noted)
(2) Undercarriage Source: Purcell Tire. 07/16/2009
(3) G.E.T. Source: CAT Historical Data
(4) Fuel Use Source: Caterpillar Handbook, Edition 35, Ch. 20; or estimated average for smaller vehicles

2/12/2010
Copyright © 2006-2008 - SRCE Software. All Rights Reserved
3 of 4

Equipment Costs

TIRE COST TABLES

Equipment	Tire Size	# of Tires Per	Cost	Tire Cost[1]	Life	Tire Cost per
Bulldozers						
D6R			N/A			
D7R			N/A			
D8R			N/A			
D9R			N/A			
D10R			N/A			
D11R			N/A			
Motor Graders						
14G/H	20.5R25	6	$5,095.71	$30,574.29	3,500	$8.74
16G/H	23.5R25	6	$6,131.43	$36,788.57	3,500	$10.51
Track Excavators						
320C			N/A			
325C			N/A			
345B			N/A			
385 BL			N/A			
Scrapers						
631G	37.25R35	4	$13,825.71	$55,302.86	4,000	$13.83
637G PP	37.25R35	4	$13,825.71	$55,302.86	4,000	$13.83
Wheeled Loaders						
928G	17.5R25	4	$4,554.29	$18,217.16	4,500	$4.05
966G	26.5R25	4	$9,607.14	$38,428.56	4,500	$8.54
972G	26.5R25	4	$9,607.14	$38,428.56	4,500	$8.54
988G	35/65-33	4	$16,275.71	$65,102.84	4,500	$14.47
992G	45/65R45	4	$32,517.14	$130,068.56	4,500	$28.90
Hydrauilc Hammers						
H-120 (fits 325			N/A			
H-160 (fits 345)			N/A			
H-180 (fits 365/385)			N/A			
Other Equipment						
420D 4WD Backhoe	340/80R18-195LR24	2 + 2	$1,627.14	$3,254.28	3,000	$1.08
CS563E Vibratory Roller			N/A			
Light Truck - 1.5 Ton			N/A			
Supervisor's Truck			N/A			
Air Compressor + tools			N/A			
Welding Equipment						
Heavy Duty Drill Rig			N/A			
Pump (plugging) Drill Rig			N/A			
Concrete Pump			N/A			
Gas Engine Vibrator			N/A			
Generator 5KW			N/A			
HDEP Welder (pipe or liner)			N/A			
5 Ton Crane Truck			N/A			
25 Ton Crane			N/A			
Trucks						
769D	18.00R33	6	$6,452.86	$38,717.16	6,000	$6.45
777D	27.00R49	6	$13,565.71	$81,394.26	5,000	$16.28
613E (5,000 gal) Water Wagon	23.5R25	4	$3,967.14	$15,868.56	6,000	$2.64
621E (8,000 gal) Water Wagon	33.25R29	4	$10,452.86	$41,811.44	8,000	$5.23
Dump Truck (10-12 yd3)		6	$6,452.86	$38,717.16	6,000	$6.45

Notes:
(1) Unit Cost Basis: Cost per set
(2) Cost Basis: Total cost for all required tires.
(3) Tire Cost Source: Purcell Tire. 07/16/2009
(4) Tire Wear Source: Caterpillar Handbook, Edition 35; Ch. 20

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved.
4 of 4
Equipment Costs

Revegetation Materials

Seed Mixes

Seed Mix	Description		Cost/Acre
None			
Mix 1	Basins		$302.50
Mix 2	Low Hills		$332.75
Mix 3	Uplands		$363.00
Mix 4	Riparian or Custom		$393.25
User Mix 1	***Lowlands***		***$217.00***
User Mix 2	***Low Hills***		
User Mix 3	***Uplands***		
User Mix 4	***Riparian***		
	Cost/lb	lbs/Acre	Cost/Acre
User Mix 5 (from Seed Mix sheet)	#DIV/0!	0	$0.00
Notes:			

Mulch

Item	Cost/lb	lbs/Acre	Cost/Acre
None			
Straw Mulch	$0.11	***2000***	$220.00
Hydro Mulch	$0.27	***50***	$13.50
		550	

Notes: Straw Specialties $8.00 per bale, certified (July 2009)

Granite Seed $13.00 per 50# bag Wood (Hydro) Mulch (June 2009)

Amendments

Item	Cost/lb	lbs/Acre	Cost/Acre
None			
Organic Matter	$0.70	***2000***	$1,400.00
Treated Sludge		***3000***	
Chemical	$0.32	***100***	$32.00
		1000	

2/12/2010
Copyright © 2000-2008 - SRCE Software. All Rights Reserved.
1 of 2

Material Costs

Notes: Granite Seed $35.00 per 50 # bag Biosol Mix (June 2009)
Western Nevada Supply $16.00 per 50 # bag 16/20/0 (June 2009)

Well Abandonment Materials

Description	Units	Cost/unit
Cement	cy	$292.09
Grout (Low Grade Bentonite)	cy	$65.60
Inert Material/Cuttings	cy	$0.00

(1) Ferguson Enterprises, Inc. quote (June 2009) Type I,II Cement at $11.90
(2) Ferguson Enterprises, Inc. (June 2009) Abandonite grout at $12.70 per

Monitoring Costs

2/12/2010
Copyright © 1994-2008 - SRCE Software. All Rights Reserved.
2 of 2

Material Costs

Color Code Key	
User Input - Direct Input	Direct Input
User Input - Pull Down List	Pull Down Selection
Standardized Data (imported from data file)	Standardized Data
Program Calculated Value	Locked Cell - Formula or Reference

Revegetation

	Means Number	Unit	Crew	Daily Output	Materials	Labor	Equipment		Total	Notes
Seeding - Broadcast Mechanical (1)		acres				$78.00	$67.00		$145.00	
Seeding - Drill (1)		acres		365					$0.00	
Seeding - Hydroseeding (1)				365					$0.00	
Shrub Planting - bare root 6-10 in (15- 25cm) (2)	02910-400-0561	ea.	1 Clab	365		$1.09	$0.00		$1.09	
Tree Planting - bare root 11-16 in (27- 40cm) (3)	02910-400-0562	ea.	1 Clab	260		$1.52	$0.00		$1.52	
Cactus Planting (4)		ea.	1 Clab						$0.00	
NOTES:										
(1) Seeding Source:	SlaterSeeding (July 2007) adjusted to 2008									
(2) Shrub Source:										
(3) Tree Source:										
(4) Cactus Source:										

Building and Wall Demolition

Hourly productivity rates and crew composition from Means Heavy Construction 2005 Edition by permission of R.S.Means/Reed Construction Data .
All equipment, labor and material unit costs are from Labor Costs, Equipment Costs and Material Costs spreadsheets

	Means Number	Unit	Crew	Daily Output		Labor	Equipment	Premium	Total	Notes
Building Demolition										
Lg. steel	02220-110-0012	C.F.	B-8	21500		$0.15	$0.12		$0.27	
Lg. concrete	02220-110-0050	C.F.	B-8	15300		$0.21	$0.17		$0.38	
Lg. masonry	02220-110-0080	C.F.	B-8	20100		$0.16	$0.13		$0.29	
Lg. mixed	02220-110-0100	C.F.	B-8	20100		$0.16	$0.13		$0.29	
Sm. steel	02220-110-0500	C.F.	B-3	14800		$0.18	$0.15		$0.33	
Sm. concrete	02220-110-0600	C.F.	B-3	11300		$0.24	$0.19		$0.43	
Sm. masonry	02220-110-0650	C.F.	B-3	14800		$0.18	$0.15		$0.33	
Sm. wood	02220-110-0700	C.F.	B-3	14800		$0.18	$0.15		$0.33	
Wall Demolition										
Block 4 in (10 cm) thick	02220-130-2000	S.F.	1 Clab	180		$2.20	$0.00	20%	$2.64	assumes vertical reinforcing rods included (20% premium)
Block 6 in (15 cm) thick	02220-130-2040	S.F.	1 Clab	170		$2.33	$0.00	20%	$2.80	assumes vertical reinforcing rods included (20% premium)
Block 8 in (20 cm) thick	02220-130-2080	S.F.	1 Clab	150		$2.64	$0.00	20%	$3.17	assumes vertical reinforcing rods included (20% premium)
Block 12 in (30 cm) thick	02220-130-2100	S.F.	1 Clab	150		$2.64	$0.00	20%	$3.17	assumes vertical reinforcing rods included (20% premium)
Conc 6 in (15 cm) thick	02220-130-2400	S.F.	B-9	160		$16.11	$1.99	10%	$19.91	assumes average reinforcing (10% premium)
Conc 8 in (20 cm) thick	02220-130-2420	S.F.	B-9	140		$18.41	$2.27	10%	$22.75	assumes average reinforcing (10% premium)
Conc 10 in (25 cm) thick	02220-130-2440	S.F.	B-9	120		$21.47	$2.65	10%	$26.53	assumes average reinforcing (10% premium)
Conc 12 in (30 cm) thick	02220-130-2500	S.F.	B-9	100		$25.77	$3.18	10%	$31.85	assumes average reinforcing (10% premium)

Waste Disposal

Unit rates from Means Heavy Construction 2005 Edition by permission of R.S.Means/Reed Construction Data .

	Means Number	Unit	Crew	Daily Output	Materials	Labor	Equipment	Premium	Total	Notes
Rubbish Handling										
Dumpster delivery (average for all sizes)	02220-350-0910	ea.			$43.50				$43.50	
Haul (average for all sizes)	02220-350-0920	ea.			$128.00				$128.00	
Rent per month (average for all sizes)	02220-350-0940	ea.			$43.50				$43.50	
Disposal fee per ton (tonne) (average for all sizes)	02220-350-0950	ton			$43.50				$43.50	

2/12/2010
Copyright © 2004-2008 SRCE Software. All Rights Reserved
1 of 3

Misc. Unit Costs

NOTES:										
Dumpster Cost Source	2009 Means Heavy Construction									
Dumpster Disposal Fee Source	2009 Means Heavy Construction									
Hazardous Material Handling - Solids										
Pickup fees 55 gal. drums	02110-300-1100	ea.			$205.00				$205.00	
Bulk material (average)	02110-300-1220/1230	ton			$332.00				$332.00	
Transport - truck load (80 drums, 25 cy (m3), 18 tons)	02110-300-1260/1270	mile			$4.39				$4.39	
Dump site solid disposal fee	02110-300-6000/6020	ton			$261.00				$261.00	
NOTES:										
Solid Handling Cost Source	2009 Means Heavy Construction									
Solid Disposal Fee Source	2009 Means Heavy Construction									
Hazardous Material Handling - Liquids										
Vacuum Truck Pickup (2200 gal)	02110-300-3110	hr.			$112.00				$112.00	
Vacuum Truck Pickup (5000 gal)	02110-300-3120	hr.			$152.00				$152.00	
Dump site liquid disposal fee	02110-300-6000/6020	ton			$261.00				$261.00	
NOTES:										
Liquid Handling Cost Source	2009 Means Heavy Construction									
Liquid Disposal Fee Source	2009 Means Heavy Construction									
Hydrocarbon Contaminated Soils (HCS)										
Insitu Biotreatment	02115-200-2020/2021	C.Y.			$13.04				$13.04	
HCS disposal fee	02115-200-2050/2055	C.Y.			$102.00				$102.00	
NOTES:										
Insitu Treatment Cost Source	2009 Means Heavy Construction									
HCS Disposal Fee Source	2009 Means Heavy Construction									

Concrete Structure Installation

Weekly dumpster rental rates from Means Heavy Construction 2005 Edition with permission by R.S.Means/Reed Construction Data .

Weekly dumpster rental rates include haul to off-site disposal site and disposal fees

	Means Number	Unit	Crew	Daily Output	Materials	Labor	Equipment	Premium	Total	Notes
Reinforced Concrete Bulkheads and Shaft Covers										
Grade walls - 15 in (40 cm) thick, 8 ft (2.5 m) high	03310-240-4300	C.Y.	C-14D	80.02	$175.00	$156.11	$11.63		$342.74	includes reinforcing
Grade walls - 15 in (40 cm) thick, 12 ft (3.7 m) high	03310-240-4350	C.Y.	C-14D	26.2	$175.00	$476.78	$35.52		$687.30	includes reinforcing
Elevated conc, 1-way beam & slab - 15ft (4.6m) span	03310-240-2700	C.Y.	C-14B	20.59	$320.00	$614.48	$45.19		$979.67	includes reinforcing
Elevated conc, 1-way beam & slab - 25ft (7.5m) span	03310-240-2750	C.Y.	C-14B	28.36	$315.00	$446.13	$32.81		$793.94	includes reinforcing
Bat Gate/Foam Plug Installation										
						$/ea.	$/ea.			
Bat Gate (5)		ea.		0.5	$2,518.31	$3,393.40	$815.60			materials $/ea. Installed
Culvert Gate (5)		ea.		1	$5,036.62	$2,400.00	$719.90			materials $/ea. Installed
Adit Foam Plug (6)		ea./C.Y.		0.5	$251.83	$3,388.20	$1,126.00			materials $/cy placed
Production Opening Foam Plug (6)		ea./C.Y.		0.5	$251.83	$3,388.20	$1,126.00			materials $/cy placed
NOTES:										
(5) Bat Gate Source:	NV BLM, 2/2006: 8 hr + 1hr mobidemob + 1hr setup per gate (adjusted to 2009)									
(6) Foam Plug Source:	NV BLM, 2/2006: 8 hr + 1hr mobidemob + 1hr setup per adit; 16 hrs per production opening (adjusted to 2009)									

Misc. Linear Projects

Hourly productivity rates and crew composition from Means Heavy Construction 2005 Edition by permission of R.S.Means/Reed Construction Data .

All equipment, labor and material unit costs are from Labor Costs, Equipment Costs and Material Costs spreadsheets

	Means Number	Unit	Crew	Daily Output	Materials	Labor	Equipment	Premium	Total	Notes
Fencing Installation										
Barbed 3-strand	02820-170-1650	L.F.	B-80A	760	$0.45	$1.56	$0.26		$2.27	
Barbed 4-strand	extrapolated	L.F.	B-80A	570	$0.60	$2.09	$0.35		$3.04	
Barbed 5-strand	02820-130-0920	L.F.	B-80A	456	$0.75	$2.61	$0.44		$3.80	
Chain link 8-10ft (2.5-3m) install	02820-130-0920	L.F.	B-80C	180	$38.00	$6.61	$1.12		$45.73	
Wood stockade fence 6 ft (2 m) high - install	02820-510-1240	L.F.	B-80C	150	$11.15	$7.93	$1.34		$20.42	
	user	L.F.	B-80A						$0.00	
	user	L.F.							$0.00	
	user	L.F.							$0.00	
	user	L.F.							$0.00	
Fencing Removal										
Barbed 3-strand Removal	02220-220-1600	L.F.	2 Clab	430		$1.84	$0.47		$2.31	

2/12/2010

2 of 3

Misc. Unit Costs

Barbed 4-strand Removal	extrapolated	L.F.	2 Clab	355		$2.23	$0.57		$2.80	
Barbed 5-strand Removal	02220-220-1650	L.F.	2 Clab	280		$2.83	$0.72		$3.55	
Chain link 8-10 ft (2.5-3 m) Removal	02220-220-1700	L.F.	B-6	445		$3.05	$0.92		$3.97	
Wood, all types 4-6 ft (~1.5-2 m) high - Removal	02220-220-1775	L.F.	2 Clab	430		$1.84	$0.47		$2.31	
	user	L.F.								
	user	L.F.							$0.00	
	user	L.F.							$0.00	
	user	L.F.							$0.00	
Pipeline and Culvert Removal										
12 in (30 cm) Diameter	02220-220-2900	L.F.	B-6	175		$7.76	$2.34		$10.10	
18 in (45 cm) Diameter	02220-220-2930	L.F.	B-6	150		$9.06	$2.72		$11.78	
24 in (60 cm) Diameter	02220-220-2960	L.F.	B-6	120		$11.32	$3.41		$14.73	
36 in (1m) Diameter	02220-220-3000	L.F.	B-6	90		$15.09	$4.54		$19.63	
Pipe and Drainpipe Installation										
Water 4in (10cm) 40ft (12m) length, welded HDPE	02510-760-0100	L.F.	B-22A	400	$3.12	$5.53	$2.10		$10.75	
Water 6in (15cm) 40ft (12m) length, welded HDPE	02510-760-0200	L.F.	B-22A	380	$9.15	$5.82	$2.21		$17.18	
Drain 4in (10cm) perforated PVC	02620-630-2100	L.F.	B-14	315	$0.94	$8.26	$1.43		$10.63	
Drain 6in (15cm) perforated PVC	02620-630-2110	L.F.	B-14	300	$1.75	$8.68	$1.50		$11.93	
Drain 4in (10cm) corrugated, perf or plain	02220-220-2960	L.F.	2 Clab	1200	$0.48	$0.66	$0.17		$1.31	
Drain 6in (15cm) corrugated., perf or plain	02220-220-3000	L.F.	2 Clab	900	$1.56	$0.88	$0.22		$2.66	
Misc.										
Backhoe work	02210-700-0120	C.Y.	B-11M	28		$20.09	$8.92		$29.01	
Powerline and Transformer Removal										
Single Pole		mile							$36,000.00	
Double Pole		mile							$40,000.00	
Transformer (9)		ea.							$19,500.00	
NOTES:										
(7) Single Pole Source:	NVEnergy estimate (2009)									
(8) Double Pole Source:	NVEnergy estimate (2009)									
(9) Transformer Source:	Sierra Pacific Power Company estimate (2004) adjusted to 2009									

Erosion and Sedimentation Control

Hourly productivity rates and crew composition from Means Heavy Construction 2005 Edition by permission of R.S.Means/Reed Construction Data.
All equipment, labor and material unit costs are from Labor Costs, Equipment Costs and Material Costs spreadsheets

	Means Number	Unit	Crew	Daily Output	Materials	Labor	Equipment	Premium	Total	Notes
Rip-Rap & Rock Lining										
Rip-Rap 3/8 to 1/4 C.Y. pieces, grouted	02370-450-0110	S.Y.	B-13	80	$14.05	$32.58	$11.67		$58.30	assumes on-site source of rip-rap
Rip-Rap 18 in min thick, no grout	02370-450-0200	S.Y.	B-13	53		$49.17	$17.61		$66.78	assumes on-site source of rip-rap
Gabions, 6 in (15 cm) deep	02370-450-0400	S.Y.	B-13	200	$4.92	$13.03	$4.67		$22.62	assumes on-site source rock fill for gabions
Gabions, 12 in (30 cm) deep	02370-450-0200	S.Y.	B-13	153	$7.73	$17.03	$6.10		$30.86	assumes on-site source rock fill for gabions
Gabions, 18 in (45 cm) deep	02370-450-0200	S.Y.	B-13	102	$10.70	$25.55	$9.15		$45.40	assumes on-site source rock fill for gabions
Gabions, 36 in (1m) deep	02370-450-0200	S.Y.	B-13	60	$12.30	$43.44	$15.56		$71.30	assumes on-site source rock fill for gabions
HDEP Liner Installation										
Finish grading large area	2310-100-0100	S.F.	B-11L	2,000		$0.48	$0.45		$0.93	
Compaction - riding, vibrating roller - 12" lifts	2315-310-5080	S.F.	B-10Y	3,500		$0.27	$0.14		$0.41	
60 mil HDPE	2660-610-1200	S.F.	3 Skwk	1,600	$0.70	$1.10	$0.27		$2.07	
TOTAL					$0.70	$1.85	$0.86		$3.41	
Construction Management Support										
Office Trailer, Furnished, no hook-ups	0150-500-0250	mo			$149.00				$149.00	
Toilet Portable, chemical	1590-400-6410	mo.			$176.00				$176.00	
TOTAL					$325.00	$0.00	$0.00		$325.00	

Pump and Casing Removal

Pump Type	Measurement	Unit	Labor	Equipment	Total	Notes
Pump Removal						
Submersible	ft to pump	L.F.	$2.30	$5.01	$7.31	
Line Shaft	ft to pump	L.F.	$5.37	$11.69	$17.06	
NOTES:						
(10) Pump Removal Source:	WDC Exploration 12/2005 (adjusted to 2009)					

2/12/2010
Copyright © [illegible] All Rights Reserved
3 of 3

Misc. Unit Costs

EQUIPMENT FLEETS

RIPPING			
Rip road			
Waste rock dumps, heaps, tails - rip flat surfaces			
Surface preparation			
Scarify			
Small Dozer w/ multi-shank			
D7R	$107.52	$70.59	$178.11
Totals	$107.52	$70.59	$178.11
Medium Dozer w/ multi-shank			
D9R	$175.69	$70.59	$246.28
Totals	$175.69	$70.59	$246.28
Large Dozer w/ multi-shank			
D10R	$226.92	$70.59	$297.51
Totals	$226.92	$70.59	$297.51
Grader w/ multi-shank			
16G/H	$154.62	$70.87	$225.49
Totals	$154.62	$70.87	$225.49
GRADING			
Grading storage and structure areas			
Grading waste rock dumps and heaps			
Grading landfills			
Constructing pit safety berms			
Small Dozer Fleet			
D7R	$107.52	$70.59	$178.11
Totals	$107.52	$70.59	$178.11
Medium Dozer Fleet			
D9R	$175.69	$70.59	$246.28
Totals	$175.69	$70.59	$246.28
Large Dozer Fleet			
D10R	$226.92	$70.59	$297.51
Totals	$226.92	$70.59	$297.51
EXPLORATION GRADING			
Backfilling and grading exploration trenches			
Grading flat exploration roads			
Small Dozer Fleet			
D6R	$78.86	$70.59	$149.45
Totals	$78.86	$70.59	$149.45
Medium Dozer Fleet			
D7R	$107.52	$70.59	$178.11
Totals	$107.52	$70.59	$178.11
Large Dozer Fleet			
D8R	$137.56	$70.59	$208.15
Totals	$137.56	$70.59	$208.15
EXCAVATING			
Earthen Berms			
Diversion ditch backfill			
Underground openings backfill - excavate and place			
Large Excavator			
365BL	$184.57	$71.07	$255.64
Totals	$184.57	$71.07	$255.64
Medium Excavator			
345B	$97.73	$71.07	$168.80
Totals	$97.73	$71.07	$168.80
Small Excavator			
325C	$69.27	$71.07	$140.34
Totals	$69.27	$71.07	$140.34
EXCAVATE AND RECONTOUR			
Recontour large roads (haul roads, access roads, etc.)			
Ponds - Excavate and pull liner and bury			

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved.
1 of 6

Fleets (Crews)

EQUIPMENT FLEETS			
Excavation and grading for diversion and drainage control			
Large Excavator + Dozer			
385BL	$184.57	$71.07	$255.64
D10R	$226.92	$70.59	$297.51
Totals	$411.49	$141.66	$553.15
Medium Excavator + Dozer			
345B	$97.73	$71.07	$168.80
D9R	$175.69	$70.59	$246.28
Totals	$273.42	$141.66	$415.08
Small Excavator + Dozer			
325C	$69.27	$71.07	$140.34
D7R	$107.52	$70.59	$178.11
Total Equipment	$176.79	$141.66	$318.45
EXPLORATION ROAD/PAD RECONTOUR			
Recontour small roads (exploration roads, service roads, etc.)			
Cut and Fill reclamation on slopes			
Drill pad recountour			
Drill sump backfill			
Small Dozer			
D6R	$78.86	$70.59	$149.45
Totals	$78.86	$70.59	$149.45
Large Dozer			
D8R	$137.56	$70.59	$208.15
Totals	$137.56	$70.59	$208.15
Grader			
14G/H	$111.52	$70.87	$182.39
Totals	$111.52	$70.87	$182.39
Small Excavator			
320C	$60.59	$71.07	$131.66
Totals	$60.59	$71.07	$131.66
Medium Excavator			
325C	$69.27	$71.07	$140.34
Totals	$69.27	$71.07	$140.34
LOAD, HAUL AND PLACE MATERIAL			
Rock placement			
Haul overburden for backfill			
Haul borrow for backfill			
Haul cover or growth media			
Large Truck/Loader Fleet			
777D	$229.47	$56.98	$286.45
992G	$361.85	$70.87	$432.72
D7R	$107.52	$70.59	$178.11
Totals	$698.84	$198.44	$897.28
Small Truck/Loader Fleet			
769D	$117.29	$56.98	$174.27
988G	$176.38	$70.87	$247.25
D7R	$107.52	$70.59	$178.11
Totals	$401.19	$198.44	$599.63
Scraper/Dozer Fleet			
651G	$195.47	$71.32	$266.79
D10R	$226.92	$70.59	$297.51
D7R	$107.52	$70.59	$178.11
Totals	$529.91	$212.50	$742.41
Tandem Scraper Fleet			
637G PP	$270.01	$71.32	$341.33
D7R	$107.52	$70.59	$178.11
Totals	$377.53	$141.91	$519.44
MISC. LOAD AND HAUL AND EARTHWORKS			
Sludge removal			
Drainage controls			

2/12/2010
Copyright © [illegible]
2 of 6
Fleets (Crews)

EQUIPMENT FLEETS			
Misc. - Cat 325B Excavator / 10-12 yd³ Truck			
325C	$69.27	$71.07	$140.34
Dump Truck (10-12 yd3)	$100.12	$56.51	$156.63
Totals	$169.39	$127.58	$296.97
Misc. - Cat D9R Dozer/ Loader (5 yd³) / 10-12 yd³ Truck			
D9R	$175.69	$70.59	$246.28
966G	$97.43	$70.72	$168.15
Dump Truck (10-12 yd3)	$100.12	$56.51	$156.63
Totals	$373.24	$197.82	$571.06
Misc. - Cat D6 Dozer / Cat 966 Loader / 10-12 yd3 Truck			
D6R	$78.86	$70.59	$149.45
966G	$97.43	$70.72	$168.15
Dump Truck (10-12 yd3)	$100.12	$56.51	$156.63
Totals	$276.41	$197.82	$474.23
CONCRETE BREAKING			
Slab demolition			
Footing demolition			
Wall demolition			
Small - Cat 325B Excavator w/ H140D s Hammer			
325C	$69.27	$71.07	$140.34
H-120 (fits 325)	$30.61	$0.00	$30.61
D9R	$175.69	$70.59	$246.28
Totals	$275.57	$141.66	$417.23
Medium - Cat 345B Excavator w/ H180D s Hammer			
345B	$97.73	$71.07	$168.80
H-160 (fits 345)	$52.87	$0.00	$52.87
D9R	$175.69	$70.59	$246.28
Totals	$326.29	$141.66	$467.95
Large - Cat 385B Excavator w/ H180D s Hammer			
385BL	$184.57	$71.07	$255.64
H-180 (fits 365/385)	$65.50	$0.00	$65.50
D9R	$175.69	$70.59	$246.28
Totals	$425.76	$141.66	$567.42
DRILL HOLE ABANDONMENT			
Drill Hole - Grout or Cement			
Pump (plugging) Drill Rig	$324.38	$68.18	$392.56
Driller's Helper	$0.00	$49.79	$49.79
Driller's Helper	$0.00	$49.79	$49.79
Totals	$324.38	$167.76	$492.14
Drill Hole - Inert Media (Means Crew B-11M+ 1 Laborer)			
420D 4WD Backhoe	$31.21	$70.33	$101.54
General Laborer	$0.00	$49.54	$49.54
Totals	$31.21	$119.87	$151.08
Drill Hole - Casing Perforation or Removal			
Heavy Duty Drill Rig	$324.38	$68.18	$392.56
Driller's Helper	$0.00	$49.79	$49.79
Driller's Helper	$0.00	$49.79	$49.79
Totals	$324.38	$167.76	$492.14
MAINTENANCE FLEET			
Road Grading, Dust Suppression, Clean Up			
Maintenance - Small Water Truck and Cat 14G Grader			
613E (5,000 gal) Water Wagon,	$84.65	$56.77	$141.42
14G/H	$111.52	$70.87	$182.39
Totals	$196.17	$127.64	$323.81
Maintenance - Large Water Truck and Cat 16G Grader			
621E (8,000 gal) Water Wagon	$115.34	$56.98	$172.32
16G/H	$154.62	$70.87	$225.49
Totals	$269.96	$127.85	$397.81
PROJECT SUPERVISION			
Supervisor's Truck	$17.34	$0.00	$17.34
Totals	$17.34	$0.00	$17.34
MEANS CREW DEFINITIONS			

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved.
3 of 6

Fleets (Crews)

EQUIPMENT FLEETS

Crew composition from Means Heavy Construction 2005 Edition by permission of R.S.Means/Reed Construction Data
For use with misc. unit costs where Means is the source for productivity

1 Clab - Seedling Planting/Block Wall Demolition			
General Laborer	$0.00	$49.54	$49.54
Totals	$0.00	$49.54	$49.54
2 Clab - Barbed Wire/Wood Fence Removal, Corrugated Drainpipe Installation			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$25.09	$99.08	$124.17
2 Clab + Excavator - Pond Liner Cut and Fold			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
325C	$69.27	$71.07	$140.34
Totals	$69.27	$170.15	$239.42
2 Clab + Welder - Bat Gates			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Welding Equipment	$15.69	$70.59	$86.28
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$40.78	$169.67	$210.45
3 Clab - Foam Adit Plugs			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
420D 4WD Backhoe	$31.21	$70.33	$101.54
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$56.30	$169.41	$225.71
3 Clab + Welder - Culvert Bat Gate			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Welding Equipment	$15.69	$70.59	$86.28
420D 4WD Backhoe	$31.21	$70.33	$101.54
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$71.99	$240.00	$311.99
3 Clab D - 3 Laborers + Foreman			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Foreman	$17.34	$56.90	$74.24
Supervisor's Truck	$17.34	$0.00	$17.34
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$59.77	$205.52	$265.29
3 SKWK - Liner Installation			
Skilled Laborer	$0.00	$49.91	$49.91
Skilled Laborer	$0.00	$49.91	$49.91
Skilled Laborer	$0.00	$49.91	$49.91
HDEP Welder (pipe or liner)	$23.35	$0.00	$23.35
420D 4WD Backhoe	$31.21	$70.33	$101.54
Totals	$54.56	$220.06	$274.62
B-3 - Small Building Demoltion			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Foreman	$17.34	$56.90	$74.24
928G	$51.09	$70.72	$121.81
Dump Truck (10-12 yd3)	$100.12	$56.51	$156.63
Dump Truck (10-12 yd3)	$100.12	$56.51	$156.63
Totals	$268.67	$339.72	$608.39
B-6 - Chain Link Fence/Pipeline/Culvert Removal			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
928G	$51.09	$70.72	$121.81
Totals	$51.09	$169.80	$220.89
B-8 - Large Building Demolition			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Foreman	$17.34	$56.90	$74.24
928G	$36.97	$70.72	$107.69

2/12/2010
Copyright © [illegible] All Rights Reserved.
4 of 6
Fleets (Crews)

EQUIPMENT FLEETS

25-Ton Crane	$78.03	$70.72	$148.75
Dump Truck (10-12 yd3)	$100.12	$56.51	$156.63
Dump Truck (10-12 yd3)	$100.12	$56.51	$156.63
Totals	$332.58	$410.44	$743.02
B-9 - Concrete Wall Demolition			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Foreman	$17.34	$56.90	$74.24
Air Compressor + tools	$22.36	$67.04	$89.40
Totals	$39.70	$322.10	$361.80
B-10Y - General Compaction			
General Laborer	$0.00	$49.54	$49.54
CS563E Vibratory Roller	$62.91	$70.33	$133.24
Totals	$62.91	$119.87	$182.78
B-11L - Fine Grading for Evaporation Pond Liner Base			
General Laborer	$0.00	$49.54	$49.54
14G/H	$111.52	$70.87	$182.39
Totals	$111.52	$120.41	$231.93
B-11M - Backhoe Work			
420D 4WD Backhoe	$31.21	$70.33	$101.54
Totals	$31.21	$70.33	$101.54
B-12G - Rip-Rap Machine Placed (Modified)			
966G	$97.43	$70.72	$168.15
325C	$69.27	$71.07	$140.34
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$191.79	$141.79	$333.58
B-13 - Grouted Rip-Rap & Gabion Baskets			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Foreman	$17.34	$56.90	$74.24
25 Ton Crane	$99.33	$70.72	$170.05
Totals	$116.67	$325.78	$442.45
B-12G - Rip-Rap Machine Placed (Modified)			
966G	$97.43	$70.72	$168.15
325C	$69.27	$71.07	$140.34
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$191.79	$141.79	$333.58
B-12G - Rip-Rap Machine Placed (Modified)			
966G	$97.43	$70.72	$168.15
325C	$69.27	$71.07	$140.34
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$191.79	$141.79	$333.58
B-14 PVC Drain Pipe Installation			
Foreman	$0.00	$56.90	$56.90
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
420D 4WD Backhoe	$31.21	$70.33	$101.54
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$56.30	$325.39	$381.69
B-22A - HDEP Installation - Pipe or Liner			
Foreman	$17.34	$56.90	$74.24
Skilled Laborer	$0.00	$49.91	$49.91
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
5-Ton Crane Truck	$29.73	$70.72	$100.45
Generator 5KW	$9.41	$0.00	$9.41
HDEP Welder (pipe or liner)	$23.35	$0.00	$23.35
Totals	$104.92	$276.61	$381.53
B-80A - Install Barbed Wire Fence			
General Laborer	$0.00	$49.54	$49.54

2/12/2010

Copyright © 2004-2008 - SRCE Software. All Rights Reserved.

5 of 6

Fleets (Crews)

EQUIPMENT FLEETS

General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$25.09	$148.62	$173.71
B-80C - Install Chain Link Fence (Flatbed truck has small crane)			
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Light Truck - 1.5 Ton	$25.09	$0.00	$25.09
Totals	$25.09	$148.62	$173.71
C-14B - Elevated Concrete Slabs (Reinforced Concrete Shaft Covers)			
Foreman	$17.34	$56.90	$74.24
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Rodmen (reinforcing concrete)	$0.00	$50.52	$50.52
Rodmen (reinforcing concrete)	$0.00	$50.52	$50.52
Rodmen (reinforcing concrete)	$0.00	$50.52	$50.52
Rodmen (reinforcing concrete)	$0.00	$50.52	$50.52
Cement finisher	$0.00	$50.52	$50.52
Cement finisher	$0.00	$50.52	$50.52
Gas Engine Vibrator	$7.76	$70.59	$78.35
Concrete Pump	$91.22	$0.00	$91.22
Totals	$116.32	$1,581.53	$1,697.85
C-14D - Concrete Walls Formed in Place (Reinforced Concrete Adit Bulkheads)			
Foreman	$17.34	$56.90	$74.24
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
Carpenter	$0.00	$65.74	$65.74
General Laborer	$0.00	$49.54	$49.54
General Laborer	$0.00	$49.54	$49.54
Rodmen (reinforcing concrete)	$0.00	$50.52	$50.52
Rodmen (reinforcing concrete)	$0.00	$50.52	$50.52
Cement finisher	$0.00	$50.52	$50.52
Gas Engine Vibrator	$7.76	$70.59	$78.35
Concrete Pump	$91.22	$0.00	$91.22
Totals	$116.32	$1,561.45	$1,677.77

2/12/2010
Copyright © 2004-2008 - SRCE Software. All Rights Reserved.
6 of 6
Fleets (Crews)

Productivity - Bulldozers

Dozer Specifications						
Description	D11R	D10R	D9R	D8R	D7R	D6R
Blade Width (SU)	18.33 ft	15.92 ft	14.17 ft	12.92 ft	12.08 ft	10.67 ft
Shank Guage (3 shanks)	9.83 ft	8.67 ft	7.67 ft	7.08 ft	6.50 ft	6.50 ft
Pocket Spacing	4.75 ft	4.33 ft	3.87 ft	3.58 ft	3.25 ft	3.25 ft
Ripping Width (Ripper + 1 Pocket)	14.58 ft	13.00 ft	11.54 ft	10.66 ft	9.75 ft	9.75 ft
Ripping Speed	1.0 mph	1.0 mph	1.0 mph	1.0 mph	1.0 mph	1.0 mph
Ripping Maneuver (turn) Time	0.25 min	0.25 min	0.25 min	0.25 min	0.25 min	0.25 min
Ripping Hourly Production (excluding maneuvering time)	5280 ft	5280 ft	5280 ft	5280 ft	5280 ft	5280 ft

Source: Caterpillar Performance Handbook Edition 35

Dozer Productivity vs. Grading Distance						
Average Dozing Distance (feet)	Production (LCY/hr)					
	D11R	D10R	D9R	D8R	D7R	D6R
50	4800	2800	2000	1400	1000	
100	2800	1700	1250	850	700	520
200	1500	950	700	475	375	210
300	1000	625	450	275	250	150
400	750	500	300	175		
500	600	410	250	125		
600	500	350	200	100		

Source: Caterpillar Performance Handbook Edition 35

dozer productivity = k x Dozing Distance^{p}
(see graph)

	D11R	D10R	D9R	D8R	D7R	D6R
k =	185082	81639	89889	115087	22719	101029
p =	-0.919	-0.8502	-0.9425	-1.0809	-0.7796	-1.1506

Productivity - Bulldozers (cont.)

% Grade vs. Dozing Factor	
% Grade	Dozing Factor
-30	1.6
-20	1.4
-10	1.2
0	1
10	0.8
20	0.55
30	0.3

Source: Caterpillar Performance Handbook Edition 35

% Grade Dozing Factor = $-0.0214x + 0.9786$
(see graph)

Job Condition Correction Factors - Bulldozers	
OPERATOR	
Average	0.75
MATERIAL [1]	
Loose stockpile	1.20

2/12/2010
Copyright ... All Rights Reserved
1 of 8

Productivity

Normal	1.00
Hard to cut; frozen —	
with tilt cylinder	0.80
Hard to drift; "dead" (dry,non-cohesive material) or very sticky material	0.80
Rock, ripped or blasted	0.60
SLOT DOZING OR SIDE BY SIDE DOZING [1]	1.20
VISIBILITY	
Good conditions	1.00
JOB EFFICIENCY	
50 min/hr	0.83
(1) Selected in facility worksheets. Other factors included as standard factors.	
Source: Caterpillar Performance Handbook Edition 35	

Material Densities[1]		
Material	**lb/cy**	**kg/m³**
Alluvium	2,900	1,720
Basalt	3,300	1,960
Clay - Dry	2,500	1,480
Granite - broken	2,800	1,660
Gravel	2,550	1,510
LS - broken	2,600	1,540
LS - crushed	2,600	1,540
Sandstone	2,550	1,510
Shale	2,100	1,250
Stone - crushed	2,700	1,600
Tailings - Coarse (dry, loose sand)	2,400	1,420
Tailings - Slimes (loose sand & clay)	2,700	1,600
Topsoil	1,600	950
(1) Source: Caterpillar Performance Handbook Edition 35		

Note: uses Sand & Gravel - Dry from Caterpillar Handbook

Productivity - Scrapers

Scraper Specifications		
Description	**631G**	**637G PP**
Empty Weight	100,600 lb	112,760 lb
Payload Capacity		
Struck	24 cy	24 cy
Heaped	34 cy	34 cy
Average	29 cy	29 cy
Loaded by	One D10R	Self*
Load Time	0.5 min	0.5 min
Maneuver and Spread	0.7 min	0.6 min
Job Efficiency	0.83	0.83
Rolling Resistance**	2.5%	2.5%
* Requires pair		
**A firm, smooth, rolling roadway with dirt or light surfacing, flexing slightly under load or undulating, maintained fairly regularly, watered		
Source: Caterpillar Performance Handbook Edition 35		

Weight of Materials			Downhill Scraper Speed - Grade Retarding vs. Effective Grade (Grade - Rolling Resistance)													
				631G						637G PP						
Material	**lb/cy**	**Scraper Load lb**	**Loaded Weight (lbs)**	**22.0%**	**16.0%**	**10.0%**	**6.0%**	**1.0%**	**Loaded Weight (lbs)**	**26.0%**	**20.0%**	**15.0%**	**10.0%**	**5.0%**	**1.0%**
Alluvium	2,900	84,100	184,700	7.5	10	13	33	33	196,860	7	10	10	18.5	34	34
Basalt	3,300	95,700	196,300	7.5	10	13	24.5	33	208,460	7	10	10	18.5	25	34
Clay - Dry	2,500	72,500	173,100	7.5	10	13	33	33	185,260	7	10	10	18.5	34	34

3/12/2010
Copyright © 2006-2010 - InfoMine Software. All Rights Reserved.
2 of 8

Productivity

Granite - broken	2,800	81,200	181,800	7.5	10	13	33	33	193,960	7	10	10	18.5	34	34
Gravel	2,550	73,950	174,550	7.5	10	13	33	33	186,710	7	10	10	18.5	34	34
LS - broken	2,600	75,400	176,000	7.5	10	13	33	33	188,160	7	10	10	18.5	34	34
LS - crushed	2,600	75,400	176,000	7.5	10	13	33	33	188,160	7	10	10	18.5	34	34
Sandstone	2,550	73,950	174,550	7.5	10	13	33	33	186,710	7	10	10	18.5	34	34
Shale	2,100	60,900	161,500	7.5	10	18	33	33	173,660	10	10	13.5	18.5	34	34
Stone - crushed	2,700	78,300	178,900	7.5	10	13	33	33	191,060	7	10	10	18.5	34	34
Tailings - Coarse (dry, loose sand)	2,400	69,600	170,200	7.5	10	13	33	33	182,360	7	10	10	18.5	34	34
Tailings - Slimes (loose sand & clay)	2,700	78,300	178,900	7.5	10	13	33	33	191,060	7	10	10	18.5	34	34
Topsoil	1,600	46,400	147,000	7.5	10	18	33	33	159,160	10	10	13.5	18.5	34	34
			Empty	10	18	24.5	33	33	Empty	10	10	13.5	18.5	34	34

Source: Caterpillar Performance Handbook Edition 34

Productivity - Scrapers (cont.)

0
0
0
0
0
0
0
0

631G Scraper Travel Time - Uphill Loaded

Total Resistance (%) (rolling + grade)	Time (min)							
	0.5	1	2	3	4	5	k	p
0.0%	825	2250	5300				2142.7	1.3418
2.0%	750	1800	4600				1838.1	1.3083
4.0%	550	1400	3000	4800	6700		1310.7	1.1893
6.0%	490	1000	2200	3300	4500	5600	1022.1	1.066
8.0%	375	750	1600	2500	3300	4200	769.01	1.0558
10.0%	300	700	1300	2000	2750	3450	645.84	1.0424
12.0%	250	550	1100	1700	2250	2800	531.04	1.0453
14.0%	225	450	900	1400	1850	2250	452.07	1.0089

$$\text{Travel Time (min)} = \sqrt[p]{\frac{\text{distance}}{k}}$$

Source: Caterpillar Performance Handbook Edition 35

631G Scraper Travel Time - Uphill Empty

Total Resistance (%) (rolling + grade)	Time (min)							
	0.5	1	2	3	4	5	k	p
0.0%	1100	2550	5550				2496.9	1.1675
2.0%	950	2400	5300				2294.8	1.24
4.0%	800	2100	4750				1998.3	1.2849
6.0%	700	1600	3550	5550			1557.5	1.1566
8.0%	600	1300	2750	4300	5750		1287.8	1.0891
10.0%	500	1100	2250	3450	4550	5750	1068.1	1.0552
12.0%	450	900	1950	2950	3950	4950	923.56	1.0492
14.0%	375	800	1600	2500	3300	4200	783.37	1.0444

$$\text{Travel Time (min)} = \sqrt[p]{\frac{\text{distance}}{k}}$$

Source: Caterpillar Performance Handbook Edition 35

2/12/2010
[illegible]
3 of 8

Productivity

Productivity - Scrapers (cont.)

637G Push-Pull Scraper Travel Time - Uphill Loaded

Total Resistance (%) (rolling + grade)	Time (min)							
	0.5	1	2	3	4	5	*k*	*p*
0.0%	1000	2500	5550				2402.9	1.2362
2.0%	850	2200	5150				2127.6	1.2995
4.0%	700	1700	3900	6250			1659.4	1.2212
6.0%	600	1300	2750	4300	5750		1267.8	1.0891
8.0%	500	1100	2200	3300	4500	5600	1059.1	1.0421
10.0%	400	850	1750	2700	3600	4475	839.89	1.0503
12.0%	375	750	1500	2300	3000	3800	751.58	1.0055
14.0%	275	600	1300	2000	2650	3250	595.28	1.0794

Travel Time (min) = $\sqrt[p]{\frac{\text{distance}}{k}}$

Source: Caterpillar Performance Handbook Edition 35

637G Push-Pull Scraper Travel Time - Uphill Empty

Total Resistance (%) (rolling + grade)	Time (min)							
	0.5	1	2	3	4	5	*k*	*p*
0.0%	1250	2750	5700				2695.9	1.0945
2.0%	1200	2600	5550				2587.1	1.1047
4.0%	990	2450	5250				2335.2	1.0234
6.0%	800	2000	4450	7216			1914.4	1.2211
8.0%	700	1600	3500	5400	7216		1563.8	1.124
10.0%	625	1350	2800	4300	5750	7216	1327.4	1.0611
12.0%	550	1200	2450	3750	5000	6250	1168.8	1.0524
14.0%	495	1010	2100	3200	4250	5300	1015.8	1.0337

Travel Time (min) = $\sqrt[p]{\frac{\text{distance}}{k}}$

Source: Caterpillar Performance Handbook Edition 35

Productivity - Haul Trucks

Haul Truck Specifications

Description	769D	777D
Chassis Weight	53,506 lb	111,575 lb
Body Weight	17,200 lb	36,788 lb
Standard Liner Weight		
Total Truck Weight	70,706 lb	148,363 lb
Payload Capacity		
Struck	21.6 cy	55 cy

2/12/2010
Copyright © 2004-2008 - [illegible] All Rights Reserved
4 of 8

Productivity

Heaped	31.7 cy	78.6 cy
Average	26.65 cy	66.8 cy
Maneuver to Load Time	0.7 min	0.7 min
Maneuver and Dump Time	1.1 min	1.1 min
Job Efficiency	0.83	0.83
Rolling Resistance**	2.5%	2.5%

**A firm, smooth, rolling roadway with dirt or light surfacing, flexing slightly under

Source: Caterpillar Performance Handbook Edition 35

Weight of Materials				Downhill Haul Truck Speed - Grade Retarding vs. Effective Grade (Grade - Rolling Resistance)									
				789D					777D				
Material	lb/cy	Truck (788D) Load lb	Truck (777D) Load lb	Loaded Weight (lbs)	20.0%	15.0%	10.0%	5.0%	Loaded Weight (lbs)	20.0%	15.0%	10.0%	5.0%
Alluvium	2,900	77,285	193,720	147,991	11	11	15	26	342,083	7	9	12	29
Basalt	3,300	87,945	220,440	158,651	11	11	11	20	368,803	7	7	12	21
Clay - Dry	2,500	66,625	167,000	137,331	11	11	15	26	315,363	7	9	16	29
Granite - broken	2,800	74,620	187,040	145,326	11	11	15	26	335,403	7	9	12	29
Gravel	2,550	67,958	170,340	138,664	11	11	15	26	318,703	7	9	16	29
LS - broken	2,600	69,290	173,680	139,996	11	11	15	26	322,043	7	9	12	29
LS - crushed	2,600	69,290	173,680	139,996	11	11	15	26	322,043	7	9	12	29
Sandstone	2,550	67,958	170,340	138,664	11	11	15	26	318,703	7	9	16	29
Shale	2,100	55,965	140,280	126,671	11	11	15	26	288,643	7	9	16	29
Stone - crushed	2,700	71,955	180,360	142,661	11	11	15	26	328,723	7	9	12	29
Tailings - Coarse (dry, loose sand)	2,400	69,600	170,200										
Tailings - Slimes (loose sand & clay)	2,700	78,300	178,900										
Topsoil	1,600	42,640	106,880	113,346	11	11	15	26	255,243	9	12	16	29
				Empty	15	15	26	36	Empty	16	16	29	39

Source: Caterpillar Performance Handbook Edition 35

769D Haul Truck Travel Time - Uphill Loaded								
Total Resistance (%) (rolling + grade)	Time (min)							
	0.4	1	2	3	4	5	k	p
0.0%	1148	3428	7183				3316.3	1.1422
2.0%	951	2821	5904				2733	1.1372
4.0%	689	1984	4198	6330			1928.3	1.1033
6.0%	508	1427	2952	4510	6002		1386.4	1.0725
8.0%	394	1082	2263	3411	4592	5740	1061.8	1.06
10.0%	328	869	1771	2690	3608	4510	867.82	1.0373
15.0%	213	574	1181	1804	2394	3018	565	1.0482

$$\text{Travel Time (min)} = \sqrt[p]{\frac{\text{distance}}{k}}$$

Source: Caterpillar Performance Handbook Edition 35

Productivity - Haul Trucks (cont.)

769D Haul Truck Travel Time - Uphill Empty								
Total Resistance (%) (rolling + grade)	Time (min)							
	0.4	1	2	3	4	5	k	p
0.0%	1427	3870					3870	1.0888
4.0%	1246	3444	7183				3400.1	1.0995
6.0%	1017	2756	5740				2734.5	1.0759

2/12/2010
Copyright © [illegible] All Rights Reserved
5 of 8

Productivity

8.0%	820	2230	4592	6954			2191.3	1.0614
10.0%	722	1870	3870	5838			1872	1.0391
15.0%	459	1246	2558	3903	5248	6560	1222.9	1.0523

Travel Time (min) = $\sqrt[p]{\frac{distance}{k}}$

Source: Caterpillar Performance Handbook Edition 35

777D Haul Truck Travel Time - Uphill Loaded

Total Resistance (%) (rolling + grade)	Time (min)							
	0.4	1	2	3	4	5	k	p
0.0%	656	2958	6058				2403.1	1.3876
4.0%	459	1509	3313	5215	7065		1412	1.1863
6.0%	394	1148	2460	3706	5018	6298	1111	1.0949
8.0%		918	1886	2837	3772	4756	922.57	1.0197
10.0%		722	1443	2165	2919	3608	721.44	1.0027
15.0%		525	1017	1558	2034	2591	520.56	0.9905

Travel Time (min) = $\sqrt[p]{\frac{distance}{k}}$

Source: Caterpillar Performance Handbook Edition 35

Productivity - Haul Trucks (cont.)

777D Haul Truck Travel Time - Uphill Empty

Total Resistance (%) (rolling + grade)	Time (min)							
	0.4	1	2	3	4	5	k	p
0.0%	968	3034	6560				2929.3	1.192
4.0%	754	2657	6058				2532.8	1.2999
6.0%	656	2247	5182				2167.3	1.2873
8.0%	607	1935	4248	6560			1846.2	1.1831
10.0%	525	1607	3378	5215	7282		1528.4	1.1332
15.0%	410	1197	2460	3706	4986	6232	1139.7	1.072

Travel Time (min) = $\sqrt[p]{\frac{distance}{k}}$

Source: Caterpillar Performance Handbook Edition 35

2/12/2010
Copyright © 2004-2010 - [illegible] All Rights Reserved
6 of 8

Productivity

Productivity - Wheel Loaders

Wheel Loader Specifications					
Description	928G	966G	972G	988G	992G
Payload Capacity					
Struck	2.5 cy	4.46 cy	4.71 cy	6.9 cy	13.2 cy
Heaped	3.25 cy	5 cy	5.5 cy	8.33 cy	16 cy
Average	2.88 cy	4.73 cy	5.11 cy	7.62 cy	14.60 cy
Matched Truck	N/A	N/A	N/A	769D	777D
Average Cycle Time	0.45 min	0.50 min	0.50 min	0.55 min	0.60 min
Passes to Fill Truck	N/A	N/A	N/A	4	5
Time to Fill Truck	N/A	N/A	N/A	2.29	3.23
Rolling Resistance**	2.5%	2.5%	2.5%	2.5%	2.5%
**A firm, smooth, rolling roadway with					
		Source: Caterpillar Performance Handbook Edition 35			

Wheeled Loaders	General Purpose	Spade Nose-Rock
929G	3.25 cubic yard	not available
966G	5.0 cubic yard	not available
972G	5.5 cubic yard	not available
988G	not available	8.3 cubic yard
992G	not available	16.0 cubic yard

note: capacities are 2:1 heaped, SAE standards
NOTES: Buckets for both Track Excavators and Wheel Loaders are offered by CECo & available for the rental rates quoted. Bucket sizes and capacities obtained from CATERPILLAR PERFORMANCE HANDBOOK, ED 34; Section 12, Wheel Loader and Section 4, Excavators Bucket capacity and width dictated by material weight and configuration, ie., shot, loose, tight bank, stockpile, rock, etc. Typical Nevada applications were used to determine above bucket capacities as related to materials & densities. Job site specifics may alter specific bucket requirements. (Cashman Equipment, Elko, Nevada - February 21, 2005)

Productivity - Motor Graders

Motor Grader Specifications		
Description	14G/H	16G/H
Grader Width	9.25 ft	10.08 ft
Blade Width	14.00 ft	16.00 ft
Ripper Width (7 shanks)	8.50 ft	9.75 ft
Road Maintence Speed		
Minimum	3.0 mph	3.0 mph
Maximum	9.5 mph	9.5 mph
Average	6.3 mph	6.3 mph
Hourly Production	33000 ft	33000 ft
Ripping Speed	1.0 mph	1.0 mph
Minimum	0.0 mph	0.0 mph
Maximum	3.0 mph	3.0 mph
Average	1.5 mph	1.5 mph
Hourly Production (excluding manuever time)	7920 ft	7920 ft
Maneuver time per pass	0.5 min	0.5 min
Source: Caterpillar Performance Handbook Edition 35		

Productivity - Excavators

Track Excavator Specifications				
Description	320C	325C	345B	385BL
Bucket Capacity	1.57 cy	2.22 cy	3 cy	7.3 cy
Fill Factor	0.90	0.90	0.90	0.90
Average Bucket Load	1.413 cy	1.998 cy	2.7 cy	6.57 cy
Soil Type	hard clay	hard clay	hard clay	hard clay
Job Condition	med-hard	med-hard	med-hard	med-hard
Cycle Times (minutes) - based on hard clay				
Load Bucket	*0.09*	*0.09*	*0.13*	*0.19*
Swing Loaded	*0.06*	*0.06*	*0.07*	*0.06*
Dump Bucket	*0.03*	*0.04*	*0.02*	*0.03*
Swing Empty	*0.06*	*0.06*	*0.06*	*0.07*
Total Cycle Time	0.23	0.25	0.28	0.35
Job Efficiency	0.83	0.83	0.83	0.83
Operator Efficiency	0.75	0.75	0.75	0.75
Corrected Productivity (LCY/hr)	229 cy	299 cy	360 cy	701 cy
Exploration Road Cycle Time (1)	0.36	0.40	N/A	N/A
Exploration Road Corr Prod (LCY/hr)	139 cy	187 cy	N/A	N/A
Track Width	9.17 ft	9.83 ft	11.42 ft	11.50 ft
Ditch/Trench Excavation				
Bucket Capcity	0.45 cy	0.88 cy	2.09 cy	2.75 cy
Fill Factor	0.50	0.50	0.50	0.50
Corrected Productivity (LCY/hr)	37 cy	66 cy	139 cy	147 cy

Track Excavators	Hvy Duty Rock	Extreme Service Exc (e.g. haulroad recontour)	Hvy Duty Trench
320C	30" .78 cubic yd	55.1", 1.57 cubic yard	23.6", .54 yard
325C	36", 1.25 cubic yd	60", 2.22 cubic yard	30", .88 cubic yard
345B	43.2", 1.69 cubic yd	65", 3.0 cubic yd	48", 2.09 cubic yd
385BL	85", 6.30 cubic yd.	96.0, 7.30 cubic yd	57", 2.75 culc yd

Note: capacities are 2:1 heaped, SAE standards
NOTES: Buckets for both Track Excavators and Wheel Loaders are offered by CECo & available for the rental rates quoted. Bucket sizes and capacities obtained from CATERPILLAR PERFORMANCE HANDBOOK, ED 34; Section 12, Wheel Loader and Section 4, Excavators Bucket capacity and width dictated by material weight and configuration, ie., shot, loose, tight bank, stockpile, rock, etc. Typical Nevada applications were used to determine above bucket capacities as related to materials & densities. Job site specifics may alter specific bucket requirements (Cashman Equipment, Elko, Nevada - February 21, 2005)

(1) Exploration cycle time assumes feathering/smoothing performed by excavator

2/12/2010
Copyright © 2004-2010 - CECo Software. All Rights Reserved
7 of 8

Productivity

Source: Caterpillar Performance Handbook Edition 35

Concrete Breaking Production

Track Excavator w/Hammer Specifications			
Description	**325C**	**345B**	**385B**
Hydraulic Hammer	H120D s	H160D s	H180D s
Material	reinforced concrete		
Min Shift Production (8hr)	160 cy	300 cy	350 cy
Max Shift Production (8hr)	300 cy	850 cy	1550 cy
Avg Shift Production (8hr)	230 cy	575 cy	950 cy
Job Efficiency	0.83	0.83	0.83

Source: Caterpillar Performance Handbook Edition 35

Drill Hole Plugging Productivity

Drill Hole Plugging Productivity		
Description	**Drill Rig**	**Pump Rig**
Move-to-hole, set-up, tear-down	1.5 hr	1.5 hr
Pulling casing (threaded, not cemented	80 ft/hr	
Single-pass perforating (water wells)		
4-inch	240 ft/hr	
6-inch	240 ft/hr	
8-inch	200 ft/hr	
12-inch	150 ft/hr	
18-inch	40 ft/hr	
Perforation setup,trip in/out,tear-down t	1.0 hr	
Perforation tool cost (wear cost)	$1.25 ft	
Inert Material Placement (backfill)		
Grouting/Cement		5.33 cy/hr
Cuttings (see below)		3.50 cy/hr

Source: WDC Exploration, Dec 2005

Cuttings Placement Productivity	
Shift productivity (Means 02210-700-0120; Crew B11M)	28 cy / shift
Shift length	8 hours
Estimated Hourly Productivity	3.5 cy / hour

2/12/2010
Copyright © 2006-2008 - All Rights Reserved
8 of 8

Productivity

Bond Calculation
Seed Mixture

Seed Mixture

Common Name	Scientific Name	Species Number of Seeds / lb	Species % in Mix	PLS/acre	Cost/Lb	Cost/Acre
Grasses						
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
						$0.00
Total				0		$0.00

Source:

Notes:

2/12/2010
Copyright © 2004 - Jeffrey V. Parshley. All Rights Reserved.
Seed Mixture

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

1.xlsm

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

Project Name: Copperstone Project - Reclamation Plan
Date of Submittal: September 14, 2009
File Name: Appendix E - Copperstone Reclamation Cost Estimate Ver.1.xlsm
Model Version: Version 1.1.2 (updated 03 February, 2008)
Cost Data: Standardized Data
Cost Data File: Copy of cost_data-std-nv2009.xls

AIR QUALITY DESIGN BASIS

MINE
HAUL ROAD
CRUSHER
STOCKPILE
ACCESS ROAD
EXPLOSIVES - VENT SHAFT
ANFO SILO
IN-PIT (MINE)
STOCKPILE
WASTE (MINE)
REPOSITORY
DUMP
POCKET
FEEDER
JAW
CRUSHER
TRANSFER
POINT
PRIMARY CRUSHER
LIME SILO
TRANSFER
POINT
SCREEN
TRANSFER
POINT
TRANSFER
POINT
CONE
CRUSHER
DISCHARGE
POINT
SECONDARY CRUSHER
FLOTATION PLANT
(WET)
TAILINGS FACILITY
(WET)
AIR QUALITY NODES

EMISSIONS DATA

DAYS OF OPERATION/YR	350	
LOW MOISTURE ORE	3.00%	
CRUSHER CONTROL	90.00%	FOGGERS

EQUIPMENT ID	ANNUAL PROCESS RATE OR DESIGN CAPACITY	UNITS	HOURS OF OPERATION	POLLUTANT	POLLUTANT CONTROL DEVICE	CONTROL EFFICIENCY	EMISSION FACTOR	UNITS	EMISSION FACTOR REFERENCE	ANNUAL EMISSIONS	UNITS	ANNUAL EMISSIONS		DAILY EMISSIONS	
PRIMARY CRUSHER (CONTROLLED)	45.5	Mg/hr	14	PM10	FOGGERS	90%	0.02	kg/Mg	AP42, 11.24-3	445	KG	980	LBS/YR	2.8	LBS/DAY
PRIMARY CRUSHER (UNCONTROLLED)	45.5	Mg/hr	14	PM10	FOGGERS	0%	0.02	kg/Mg	AP42, 11.24-3	4455	KG	9800	LBS/YR	28	LBS/DAY

	ORE CONTENT, PPM	UNCONTROLLED RELEASE, LBS/YR	CONTROLLED RELEASE, LBS/YR
ANTIMONY	2.3	0.02	0.002
ARSENIC	18.3	0.18	0.018
CADMIUM	0	0.00	0.000
CHROMIUM	12.7	0.12	0.012
COBALT	6.2	0.06	0.006
LEAD	9.5	0.09	0.009
MANGANESE	1338.9	13.12	1.312
MERCURY	0	0.00	0.000
NICKEL	16.5	0.16	0.016
SELENIUM	1	0.01	0.001

EQUIPMENT ID	ANNUAL PROCESS RATE OR DESIGN CAPACITY	UNITS	HOURS OF OPERATION	POLLUTANT	POLLUTANT CONTROL DEVICE	CONTROL EFFICIENCY	EMISSION FACTOR	UNITS	EMISSION FACTOR REFERENCE	ANNUAL EMISSIONS	UNITS	ANNUAL EMISSIONS		DAILY EMISSIONS	
SECONDARY CRUSHER (CONTROLLED)	45.5	Mg/hr	14	PM10	FOGGERS	90%	0.08	kg/Mg	AP42, 11.24-3	1782	KG	3920	LBS/YR	11.2	LBS/DAY
SECONDARY CRUSHER (UNCONTROLLED)	45.5	Mg/hr	14	PM10	FOGGERS	0%	0.08	kg/Mg	AP42, 11.24-3	17818	KG	39200	LBS/YR	112	LBS/DAY

	ORE CONTENT, PPM	UNCONTROLLED RELEASE, LBS/YR	CONTROLLED RELEASE, LBS/YR
ANTIMONY	2.3	0.09	0.009
ARSENIC	18.3	0.18	0.018
CADMIUM	0	0.00	0.000
CHROMIUM	12.7	0.12	0.012
COBALT	6.2	0.06	0.006
LEAD	9.5	0.09	0.009
MANGANESE	1338.9	13.12	1.312
MERCURY	0	0.00	0.000
NICKEL	16.5	0.16	0.016
SELENIUM	1	0.01	0.001

EXPLOSIVES

MAX YEARLY PRODUCTION

12X12 DRIFT	14X14 DRIFT
METERS	METERS
10606	1000
ANFO, KG/M	ANFO, KG/M
32.6	45.3
XACTEC, KG/M	XACTEC, KG/M
8.14	11.3
TOTAL ANFO, KG	TOTAL ANFO, MG
391,056	391
TOTAL XACTEC, KG	
97,633	98
OPERATING DAYS/YR	350

EMISSIONS, KG/MG

	CO	NOX	METHANE	SO2	H2S
ANFO	34	8	0	1	0
EMISSION/YR, KG	13,296	3,128		391	
EMISSION/YR, LBS	29,251	6,883		860	
EMISSION/YR, TN	14.6	3.4		0.4	
EMISSION/DAY, LBS	83.6	19.7		2.5	
XACTEC	52	26	0.3	1	2
EMISSION/YR, KG	5,077	2,538	29	98	195
EMISSION/YR, LBS	11,169	5,585	64	215	430
EMISSION/YR, TN	5.6	2.8	0.0	0.1	0.2
EMISSION/DAY, LBS	31.9	16.0	0.2	0.6	1.2
TOTAL					
EMISSION/YR, KG	**18,373**	**5,667**	**29**	**489**	**195**
EMISSION/YR, LBS	**40,420**	**12,467**	**64**	**1,075**	**430**
EMISSION/YR, TN	**20**	**6**	**0**	**1**	**0**
EMISSION/DAY, LBS	**115**	**36**	**0**	**3**	**1**

NOTE: 100% SATURATED AIR

Cement Silo (ANFO) Loading

Adding Cement to Waste for Underground Backfill

Total Ore Per Year	0	tns
Total Waste per Year	160,000	tns
total tons/Year	160,000	tns
Days Operating	350	tn/day
Concrete % added to rock	4%	lbs/tn rock
Total Cement Requirement	6400	tns/yr
Total Tons/day	18.29	
Silo will be 60 tn silo - w/baghouse collector on top.	37 ft	tall

EMMISSIONS		Source	Particulate, Total		Particulate, PM10	
			Emmisions Factor Uncontrolled, lb/tn of product	Emmisions Factor Controlled, lb/tn of product	Emmisions Factor Uncontrolled, lb/tn of product	Emmisions Factor Controlled, lb/tn of product
Bulk Loading Operations		AP-42 Table 11.12-2 (3-05-011-07)	0.72	0.00099	0.46	0.00034
Emmisions	lb/yr		4608.00	6.34	2944.00	2.18
	tn/yr		2.304	0.003	1.472	0.001

	Elements		Emmisions	
Other	Factors (UC) (lb/tn)	Factors (C) (lb/tn)	Factors (UC) (lb)	Factors (C) (lb)
As	1.68E-06	4.24E-09	0.011	2.71E-05
Be	1.79E-08	4.86E-10	0.000	3.11E-06
Cd	2.34E-07	4.86E-10	0.001	3.11E-06
TotalCr	2.52E-07	2.90E-08	0.002	1.86E-04
Pb	7.36E-07	1.09E-08	0.005	6.98E-05
Mn	2.02E-04	1.17E-07	1.293	7.49E-04
Ni	1.76E-05	4.18E-08	0.113	2.68E-04
Total P	1.18E-05	ND	0.076	ND
Se	ND	ND	0.000	ND

UC - Uncontrolled

C - Controlled

ANALYTICAL RESULTS FOR ACID BASE ACCOUNTING

SAMPLE ID	ROCK TYPE	ACID NEUTRAILZATION POTENTIAL (TCaCO3/kt)	TOTAL SULFUR (%)	PYRITIC SULFUR (%)	TOTAL SULFUR ABA (TCaCO3/kt)	PYRITIC SULFUR ABA (TCaCO3/kt)	NP:AP TOTAL SULFUR	NP:AP PYRITIC SULFUR
QLM-Q	MASSIVE QUARTZ LATITE	13	0.37	0.02	1	12	1.12	20.8
QLM-2	MASSIVE QUARTZ LATITE	5	0.46	0.01	-9	5	0.35	16
QLM-3	MASSIVE QUARTZ LATITE	36	0.01	<0.01	36	36	115.2	
QLL-1	LAMINATED QUARTZ LATITE	9	<0.01	<0.01	9	9		
QLS-1	SERICITICALLY ALTERED LATITE	3	0.01	<0.01	3	3	9.6	
QLS-2	SERICITICALLY ALTERED LATITE	3	0.4	<0.01	2	3	0.29	
QLS-3	SERICITICALLY ALTERED LATITE	35	0.19	<0.01	29	35	5.89	
QLC-1	CHLORITICALLY ALTERED LATITE	6	0.03	<0.01	5	6	6.4	
QLC-2	CHLORITICALLY ALTERED LATITE	0	0.02	0.02	-1	-1	0	0
QLC-3	CHLORITICALLY ALTERED LATITE	34	0.22	<0.01	27	34	4.94	
QAL-1	ALLUVIUM	96	<0.01	<0.01	96	96		
QAL-2	ALLUVIUM	141	<0.01	<0.01	141	141		
QAL-3	ALLUVIUM	12	1.31	0.03	-29	11	0.29	12.8

SAMPLE NAME	LITHOLOGIC DESCRIPTION
QAL-1, QAL-2, QAL-3	TAN TO DARK BROWN, LOCALLY IRON STAINED, WEATHERED, VERY WEAK TO MODERATELY CEMENTED WITH CaCO3 AND SiO2, POORLY SORTED, MIXED ALLUVIAL SAND (75%), GRAVEL (20%), AND COBBLES (5%)
QLM-1, QLM-2, QLM-3	GRAYISH BROWN, WEAKLY WEATHERED, MEDIUM GRAINED, MASSIVE QUARTZ LATITIE WITH PERVASIVE HEMATIZATION. FRACTURE AND JOINT FILLINGS ARE HAIRLINE TO 1/4 INCH IN WIDTH AND INCLUDE: HEMATITE SPECULARITE, QUARTZ, AMETHYST, CALCITE, AND MINOR BARITE
QLL-1	REDDISH BROWN, WEAKLY WEATHERED, MEDIUM GRAINED, WELL LAMINATED, QUARTZ LATITE WELDED TUFF WITH PERVASIVE EARTHY BROWN HEMATIZATION. LOCAL SECULARITE, HEMATITE, AND MINOR CALCITE FRACTURE FILINGS ARE PRESENT
QLS-1, QLS-2, QLS-3	PALE GREY, WEKLY WEATHERED, MODERATE TO VERY WELL LAMINATED SERICITIC QUARTZ LATITE SCHIST, WITH 1 TO 2 MM GREY QUARTZ AND MINOE K-FELDSPAR PHENOCRYSTS. MINOR OCCURANCES OF SPORADICALLY DISSEMINATED, FINE GRAINED, SUBHEDRAL GOETHITE ARE PRESENT. WEAK, LIGHT REDDISH BROWN HEMITIZATION ALONG FOLIATION AND BROWN HEMATITE WITH MINOR SPECULARITE AND MnOx ALONG FRACTURES IS COMMON
QLC-1, QLC-2, QLC-3	MEDIUM TO DARK GREEN, WEAKLY TO MODERATELY WEATHERED, WELL LAMINATED, CHLORITIC QUARTZ LATITE WELDED TUFF. FRACTURE AND JOINT COATINGS INCLUDE: EARTHY BROWN HEMATITE, LIMONITE, SPECULARITE, CALCITE, MnOx.